Form 20-F
period 2024-06-30
Star Fashion Culture Holdings Ltd
filed 2024-11-13
CIK 2003061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 001-41467

Star Fashion Culture Holdings Limited

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of principal executive offices)

Ms. Zhang Pingting (CFO)

Tel: +86 13063138565

Email: Hira@xmxing-ji.com

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00001 per share	STFS	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 10,850,000 Class A ordinary shares issued and outstanding as of November 12, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“Class A Ordinary Shares” refers to the Company’s Class A ordinary shares, par value US$0.00001 per share, with 4,980,000,000 Class A Ordinary Shares authorized and 8,700,000 Class A Ordinary Shares outstanding as of the date of this Report.

●	“Class B Ordinary Shares” refers to the Company’s Class B ordinary shares, par value US$0.00001 per share, with 20,000,000 Class B Ordinary Shares authorized and 1,300,000 Class B Ordinary Shares outstanding as of the date of this Report.

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Report only;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Star Fashion” refer to Star Fashion Culture Holdings Limited, a Cayman Islands company that will issue the Class A Ordinary Shares being offered. References to the “Group” refers to Star Fashion and its subsidiaries.

●	“IPO” refers to our initial public offering of 2,150,000 Class A ordinary shares, $ US$0.00001 par value per share;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Fashion Culture Holdings Limited., consisting of Class A Ordinary Shares and Class B Ordinary Shares;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Summary of Key Risks

Risks Related to Our Business and Industry

●	We operate in the competitive content marketing industry, which may make it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	If we fail to achieve the content marketing objectives in relation to offline events, we could lose customers.

●	If we fail to provide satisfactory services to address the rapidly evolving market in a timely manner, and if we are not able to implement successful enhancements and new features for our services, we may not be able to attract or retain customers.

●	Failure to maintain and enlarge our customer base or strengthen customer engagement may adversely affect our business and results of operations.

●	Failure to maintain the quality of our services could have a material and adverse effect on our reputation, financial condition and results of operations.

●	We depend on our sub-licensing from event organizers. Our business may be negatively affected if we are unable to continue securing licenses from such event organizers for new events.

●	We are dependent on our relationships with key suppliers.

●	We may experience significant liability claims or complaints from customers, litigation and regulatory investigations and proceedings.

●	We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

●	Changes in U.S. and international trade policies, particularly with regards to China, may adversely impact our business and operating results.

●	Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

●	We cannot assure you that we will achieve or maintain profitability and we have disclosed the substantial doubt about our ability to continue as a going concern in Note 2 to consolidated financial statements.

Risks Related to Our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 12 of this Report)

●	Our dual-class structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Our corporate actions will be substantially controlled by Zhang Pingting, our Chief Financial Officer, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

●	Our directors and officers currently own an aggregate of approximately 41.15% of our outstanding Ordinary Shares representing approximately 70.02% of the total voting power.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

Risks Related to Doing Business in China

●	Star Fashion Culture Holdings Limited and its subsidiaries face various other legal and operational risks associated with doing business in the PRC. Such risks associated with doing business in the PRC also apply to operations in Hong Kong and Macau if we decide to expand our operations in Hong Kong and Macau.

●	Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. We cannot exclude the possibilities that the official interpretation and application of PRC laws and regulations, including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances, may change quickly with little advance notice. As PRC laws and regulations may be interpreted differently and are subject to future changes, our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations.

●	Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, as well as the relevant PRC authorities’ supervision. The PRC legal system is constantly evolving, and the PRC government may promulgate new laws and regulations in the future that cover many aspects of our daily operations. In addition, the PRC authorities may be authorized by the PRC laws and regulations to supervise our operations. The PRC Government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder and further cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

●	Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Our corporate structure and being based in or having the majority of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

●	It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China and you may experience difficulties in enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.

●	Certain acquisitions by us could be time-consuming and be subject to relevant PRC regulations.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	We may undertake relevant obligations under PRC Tax laws with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to our IPO and the Class A Ordinary Shares

●	The market price for the Class A Ordinary Shares may be volatile.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

●	Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

●	Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

●	We are required to obtain approval from PRC authorities to list on overseas stock exchanges and may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

●	We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will incur increased costs as a result of being a public company.

●	If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

●	There can be no assurance that we will not be a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse U.S. federal income tax consequences.

Risks Relating to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the marketing industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our common stock could decline.

We operate in the competitive content marketing industry, which may make it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

We primarily operate in China’s content marketing services industry providing content marketing for customers. The marketing services industry is rapidly evolving, business models continue to evolve, and the industry may not develop as we anticipate. The regulatory framework in China governing the marketing services industry is also developing. As our business develops and in response to the evolving customer needs and market competition, we need to continuously introduce new products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. It is therefore difficult to accurately predict our future prospects.

You should consider our business and prospects in light of the risks and challenges that we encounter or may encounter as an entrant in the newly emerging and rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized and respected brand;

●	establish and expand our customer base;

●	maintain and enhance our relationships with our business partners;

●	attract, retain, and motivate talented employees;

●	anticipate and adapt to changing market conditions and competitive landscape;

●	manage our future growth;

●	ensure that the performance of our products and services meets client expectations;

●	maintain or improve our operational efficiency;

●	navigate a complex and evolving regulatory environment; and

●	defend ourselves in any legal or regulatory actions against us.

If we fail to address any or all of these risks and challenges, if we fail to educate business partners and customers about the value of our platform and services, if the market for our products and services does not develop as we expect, if we fail to address the needs of our target customers, or if we are not able to effectively tackle other risks and challenges that we may encounter, our business and results of operations may be adversely affected.

If we fail to achieve the content marketing objectives in relation to offline events, we could lose customers.

We mainly offer services to our customers in the area of integrated marketing solutions in Greater China in relation to offline events. In general, the scope of work required in order to achieve the marketing objectives of our customers will be set out in the contract with the customer or in a customer brief before the commencement of a project and may be revised throughout the project, and our integrated marketing solutions services may be fine-tuned with reference to the feedback from the customers.

When we are in charge of a project in order to assist our customers to achieve their content marketing objectives, we may be subject to risks of various unexpected hazards and adverse situations. Some of these risks include, but are not limited to, participant dropout, venue cancellation, technical issues and unexpected weather conditions.

Most of our customers assess our performance mainly based on our effectiveness in achieving their marketing objectives as set out in the scope of work and/or key performance indicators in the contract with the client. If our marketing solutions services fail to achieve the customers’ desired marketing objectives, or if we fail in the projects or events that we organize and/or manage, or if there are any quality issues or accidents which occur during the provision of our services, our customers’ reputation will be adversely affected, which in turn could have a material adverse effect on our relationships with our customers, reputation and revenue, and we may lose customers and the opportunity to be engaged in future projects.

If we fail to provide satisfactory services to address the rapidly evolving market in a timely manner, and if we are not able to implement successful enhancements and new features for our services, we may not be able to attract or retain customers.

Our success depends on our ability to attract or retain customers through the provision of satisfactory services, and to generate recurring business from existing customers. To attract and retain customers, we need to further enrich our service offerings by providing satisfactory services in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to changing customer preferences and development in the market trends. Our ability to provide services is dependent on our industry expertise and innovative ideas and technologies. However, we cannot assure you that the services that we design and develop on our own or together with our business partners will cater to the needs of potential or existing customers, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we fail to cater to the needs and preferences of our customers or provide satisfactory service in an efficient manner, or our customers cannot find their desired services at attractive prices and terms, they may turn to other channels for their needs, and we may suffer from reduced customer base. If we are unable to grow our customer base or increase customer satisfaction, our business, financial condition, and results of operations may be materially and adversely affected.

Failure to maintain and enlarge our customer base or strengthen customer engagement may adversely affect our business and results of operations.

Our revenue growth depends on our ability to maintain and enlarge our customer base and strengthen customer engagement so that more of our customers will use our products and services more often and contribute to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain and enlarge our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:

●	our ability to continually innovate our solutions in response to evolving customer demands and expectations and intense market competition;

●	our ability to customize solutions for our customers;

●	customer satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms; and

●	the effectiveness of our solutions in helping our customers improve efficiency, enhance service quality, and reduce costs.

Failure to maintain the quality of our services could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality of our services is critical to our success. We pay close attention to quality control, monitoring each step in our services. Yet, maintaining consistent service quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

In addition, the quality of the services provided by our business partners is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our business partners may always be able to adopt appropriate quality control systems and meet our quality control requirements in respect of the services they provide. Any failure of our business partners to provide satisfactory services could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from business partners for the losses caused by them.

We depend on our sub-licensing from event organizers. Our business may be negatively affected if we are unable to continue securing licenses from such event organizers for new events.

We are granted licenses with various event organizers, allowing us to sub-license the rights to marketing to various customers such that we are able to provide them with content marketing services, creating exposure to their products through popular events. In the event that we are unable to retain licensing deals or secure new licensing deals with event organizers, our ability to carry out our business operations and increase the customer base we can reach will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

We are dependent on our relationships with key suppliers.

We depend on key suppliers to obtain a number of our products with our top five suppliers accounted for approximately 79.9%, 74.6% and 66.0% of your cost of revenue during the fiscal years ended June 30, 2022, 2023 and 2024, respectively. Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to secure new licensing deal with event organizers, perform online marketing or to arrange for display of offline marketing content. Our ability to carry out our business operations will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

We may experience significant liability claims or complaints from customers, litigation and regulatory investigations and proceedings.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, whether or not accurate, and whether or not concerning our services, can adversely affect our business, results of operations and reputation.

We may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.

As of the date of this Report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of customer rights protection, nor have we been punished or can foresee any punishment to be made by any competent authorities of the PRC or any in any overseas jurisdiction.

We are dependent on our top customers. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Maintaining existing customers and developing new customers are always essential to our success. We are heavily dependent on our top customers. For the year ended June 30, 2024 our top 5 customers contributed to approximately 48% of our revenue. For the year ended June 30, 2023 our top 4 customers contributed to approximately 61% of our revenue. For the year ended June 30, 2022, our top 3 customers contributed to approximately 76% of our revenue.

We do not maintain long-term agreements with the top customers and the services agreements with the top customers are made on a per-project basis. Therefore, we cannot be certain that our revenues from the top customers will continue.

Our ability to cost-effectively attract new customers and retain existing customers, especially our top customers, is crucial to driving net income growth and achieving profitability. We have invested significantly in promoting our brand and performance to acquire and retain customers since our inception. We also expect to continue to invest significantly to acquire new customers and retain existing ones, especially our top customers. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customers, especially our existing top customers no longer find our services appealing, or if our competitors offer more attractive prices, discounts or better customer services, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers, especially our top customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be significantly affected. If our top customers reduce their budgets for offline promotions, our revenues may decrease significantly and affect the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources.

The marketing industry is intensely competitive and include thousands of companies both domestically and internationally. As more marketing companies seek to outsource more of their services, we will face increasing competitive pressures to grow our business in order to maintain our competitive position, and we may encounter competition from, and lose customers to, other companies with design, technological and manufacturing capabilities similar to ours. Some of our potential competitors may have greater name recognition, greater operating revenues, larger customer bases, longer customer relationships and greater financial, technical, personnel and marketing resources than we have. If we are unsuccessful competing with our competitors for our existing and prospective customers’ business, our financial conditions and results of operation may be adversely affected.

Furthermore, increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated some and continuously growing our customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our growth strategy is based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that we will be successful in implementing our strategies including (i) Further strengthening our offline marketing network, (ii) maintaining our brand, and (iii) expanding into potential industries, or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

Our success depends, in part, upon the continued services of key members of our management, in particular, Mr. Liu Xiaohua, our chief executive officer and chairman of the Board, and Ms. Zhang Pingting, our chief financial officer and director. We have entered into employment agreements with our executive officers, effective upon effectiveness of this registration statement. Our executives’ and managers’ knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

We believe that the extensive experience of our management team, their industry knowledge, in-depth understanding of the market and well-established relationships with our customers, suppliers and business associates, enable us to assess the market trends and requirements of our customers, as well as to evaluate and manage our customers efficiently. Our future success will depend on the continued involvement, efforts, performance and abilities of our key personnel as a whole. There can be no assurance that we will be able to retain the services of our executive directors or our other key personnel and to continually leverage their leadership skills. If we are unable to retain our key personnel or attract and engage suitable personnel on a timely and commercially viable basis, it may result in the loss of strategic leadership, disruption or delay to our business operations, which could have a material adverse effect on our business, operations and financial conditions.

We engage third party service providers to provide various services. Their failure to provide us with timely and high quality services to us may materially and adversely affect our business operations

We may, from time to time, engage third party service providers as required for services, including but not limited to, providing and delivering materials, supplies to the designated venue of our customers’ events. Upon delivery, we will be required to manage the setup of the venue and the installation in a timely manner prior to the event. Timely delivery of such materials and supplies may be affected by a variety of factors that are beyond our control including, but not limited to, transportation bottlenecks, inclement weather and natural disasters, social unrest, vehicle breakdown, labor strikes or other circumstances beyond our control which may result in delayed or lost deliveries. Our ability to manage the setup of the venue and the installation in a timely manner is dependent on the timely delivery by our third party suppliers. If they fail to deliver their products or services on time or if the products are damaged in the course of delivery, we may not be able to completely carry out the scope of work as agreed under the contract with our customer. This could have a negative impact on our brand and reputation, and consequently on our business operations. In addition, any significant increase in the cost of transportation, such as fuel cost, will increase our operating expenses.

We may also from time to time engage other third party service providers including without limitation, venue, media, catering and security service providers. Any failure by the service providers to deliver us with timely and high quality products or services, or to obtain or maintain any requisite approvals, permits, registrations or filings for the services provided, could have a negative impact on our reputation, and consequently on our business operations.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from our suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to collect account receivables from our customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for our referral services. As of June 30, 2023 and 2024 our accounts receivable balance amounted to approximately RMB15.46 million and RMB41.47 million (US$5.71 million), respectively. This growth in receivables reflects, in part, our growth in revenues. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

Economic recessions could have a significant, adverse impact on our business.

Our revenues are generated from marketing service fees and we anticipate that revenues from such marketing services will continue to represent the substantial portion of our total revenues in the near future. Our earnings can also be affected by changes in the general economy.

The marketing industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations, and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, which may have a material and adverse impact on our operating results and cause us to not reach our long-term growth goals. For example, a downturn in the economy could directly affect the discretionary spending power of our customers and in turn, depress the number of orders.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact the competitive position of our services or prevent us from being able to expand and provide our services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions, such changes could have an adverse effect on our business, financial condition, results of operations. During the financial year period ended June 30, 2024, we have not been adversely affected by any international trade policies, including recently-imposed tariffs affecting certain products manufactured in China.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. We do not carry any key-man life insurance, product liability and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We consider our insurance coverage to be sufficient for our business operations in China. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

Pandemics and epidemics, natural disasters, terrorist activities, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics around the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

While our financial performance for the fiscal year ended June 30, 2023 was not materially affected by COVID-19, the pandemic has had, and we expect it will continue to have, an impact on our operations, an impact on the operations of our collaborators, third-party contractors and other entities, including governments, governmental agencies, and payers, which we interact, and an impact on our customers. We continue to monitor the latest local COVID-19 trends in addressing the pandemic.

The extent of the impact of COVID-19 on our future financial results will be dependent on future developments, the potential resurgence of the pandemic, future actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our manufacturing facility as well as adversely affect our business, financial condition, and results of operations.

We cannot assure you that we will achieve or maintain profitability and we have disclosed the substantial doubt about our ability to continue as a going concern in Note 2 to consolidated financial statements.

We will need to raise additional working capital to continue our normal and planned operations. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures will make it necessary for us to continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about our ability to continue as a going concern and we cannot assure you that we will achieve sustainable operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

The financial statements included with the registration statement of which this Report is a part have been prepared on a going concern basis. We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and pay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern. We plan to continue to provide for our capital needs through sales of our securities and/or related party advances. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Risks Related to Our Corporate Structure

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of amendment of memorandum and articles of association and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to ten (10) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Zhang Pingting, our Chief Financial Officer and controlling shareholder, beneficially owns approximately 41.15% of our outstanding Ordinary Shares representing 70.02% of the total voting power of the aggregate voting power of our Company. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our corporate actions will be substantially controlled by Zhang Pingting, our Chief Financial Officer, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your shares and materially reduce the value of your investment.

Zhang Pingting, our Chief Financial Officer and controlling shareholder, beneficially owns approximately 41.15% of our outstanding Ordinary Shares representing 70.02% of the total voting power of the aggregate voting power of our Company. As a result, Zhang Pingting will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

●	any determinations with respect to mergers or other business combinations;

●	our disposition of all or substantially all of our assets; and

●	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the shares. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the shares. As a result of the foregoing, the value of your investment could be materially reduced.

Our directors and officers currently own an aggregate of approximately 41.15% of our outstanding Ordinary Shares representing approximately 70.02% of the total voting power.

Our directors and officers collectively own an aggregate of approximately 41.15% of our outstanding Ordinary Shares representing approximately 70.02% of the total voting power of our outstanding ordinary shares. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of exempted companies incorporated under the laws of the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of the rights to vote at such general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of an annual general meeting, and advance notice of at least 14 clear days is required for the convening our any other general meetings. A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third of the outstanding shares of our company carrying the right to vote at such general meeting.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and other countries other than the United States may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Related to Doing Business in China

Star Fashion Culture Holdings Limited and its subsidiaries face various other legal and operational risks associated with doing business in the PRC. Such risks associated with doing business in the PRC also apply to operations in Hong Kong and Macau if we decide to expand our operations in Hong Kong and Macau.

Star Fashion Culture Holdings Limited and its subsidiaries face various other legal and operational risks associated with doing business in the PRC, including but not limited to the risk that, to the extent Star Fashion’s cash in the business is in the PRC or a PRC entity, to distribute dividends to Star Fashion’s investors, or to transfer cash outside of the PRC shall be subject to the relevant laws and regulations of the PRC. Star Fashion Culture Holdings Limited cannot assure you that the transfer of cash by Star Fashion or its subsidiaries could always obtain approval from the government authorities according to the relevant PRC laws or regulations. Such risks associated with doing business in the PRC also apply to operations in Hong Kong and Macau if we decide to expand our operations in Hong Kong and Macau. However, we currently do not have any operations in or any plan to expand to Hong Kong and Macau.

Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. We cannot exclude the possibilities that the official interpretation and application of PRC laws and regulations, including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances, may change quickly with little advance notice. As PRC laws and regulations may be interpreted differently and are subject to future changes, our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations.

The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, these laws and regulations may be subject to future changes, which could result in a material change in our operations and/or the value of our Shares.

On December 28, 2021, Cybersecurity Review Measures published by the CAC, NDRC, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, the CSRC, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, CIIOs that intend to purchase internet products and services and DPOs engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As our current operations do not operate any online platforms or collect personal information through any online platforms, and as of the date of this Report, we have not been notified by any authorities of being classified as critical information infrastructure operators, we do not believe that we are a CIIO or a DPO as defined in Cybersecurity Review Measures. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

The PRC legal system is constantly evolving and may change quickly with little advance notice, and the PRC government may promulgate new laws and regulations in the future that cover many aspects of our daily operations. In addition, the PRC authorities may be authorized by the PRC laws and regulations to supervise our operations. If we are deemed not to comply with these requirements, we may be subject to fines and other administrative penalties imposed by relevant PRC authorities. Any change in foreign investment regulations, and other laws, regulations and policies in China or any punishment imposed or actions taken by the PRC government for our violation of such regulations or policies could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

We cannot rule out the possibility that the competent authorities will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, it may be difficult to evaluate the effects of the outcome of administrative and court proceedings. Furthermore, we may not be aware of our violation of any of the policies and rules until sometime after the violation.

Such risks, including risks over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, as well as the relevant PRC authorities’ supervision. The PRC legal system is constantly evolving, and the PRC government may promulgate new laws and regulations in the future that cover many aspects of our daily operations. In addition, the PRC authorities may be authorized by the PRC laws and regulations to supervise our operations. The PRC Government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder and further cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be continuously evolving. New laws, regulations, and other rules may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development;

●	Result in negative publicity or increase our operating costs;

●	Require significant management time and attention; and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC Government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder and further cause the value of our Class A Ordinary Shares to significantly decline or become worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares. The PRC government has made recent statements indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. If future laws or regulations imposed restrictions on the overseas and/or foreign investment in China-based issuers, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and further cause the value of such securities to significantly decline or become worthless.

Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

On December 28, 2021 the CAC, the NDRC, and several other administrations jointly adopted and published the new Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022. According to the New Measures, an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than 1 million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. Given that, as of the date of this Report, (i) we and our PRC subsidiaries do not operate any online platforms, nor do we collect personal information through any online platforms in our business operations; (ii) we and our PRC subsidiaries have not been notified by any authorities of being classified as critical information infrastructure operators; and (iii) we and our PRC subsidiaries have not been involved in any investigations initiated by the CAC or any other competent authorities, nor have we received any inquiry, notice, warning, or sanction in such respect, we believe that we are not subject to cybersecurity review.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which have become effective on March 31, 2023. According to the Trial Measures, our IPO will be identified as an indirect overseas issuance and listing by the CSRC, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Measures. We may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC. As of the date of this Report, we have submitted our filing materials with the CSRC to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures, and approval from CSRC was obtained by the Company on March 7, 2024.

As of the date of this Report, except for the filing required by the CSRC, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC. However, due to the possibility that laws, regulations, or policies in the PRC could change in the future, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, the legal consequences arising from this could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Shares to investors and cause the value of such Shares to significantly decline or become worthless.

Given recent statements by the PRC government indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our corporate structure and being based in or having the majority of our operations in China, as well as changes in China’s economic, social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in the PRC generally. In addition, the Chinese government plays a significant role in regulating industry development by imposing industrial policies. The Chinese government also has significant impact on the PRC’s economic growth through guiding resource allocation, standardizing payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material effect on the overall economic growth of the PRC. Such changes could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by future laws or regulations which impose restrictions on capital investments or changes in tax regulations. In addition, changes of policies like interest rate adjustment in the PRC, may also adversely affect our business and operating results.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

As of the date of this Report, the Company has estimated that it has outstanding contributions of social security premium and housing funds based on the actual wages of eligible employees.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment.

As of the date of this Report, our PRC subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that our PRC subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and our PRC subsidiaries may be adversely affected.

The interpretation and implementation of labor-related laws and regulations are also still evolving, we cannot assure you that our employment practice will not further violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations in the future, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, the State Administration of Taxation (the “SAT”), has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, should our employees working in China be granted restricted shares or exercise any stock options they receive in the future, they will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of our IPO must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of our IPO. In utilizing the proceeds of our IPO in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any shareholder loan or additional capital contribution are subject to PRC regulations. For example, loans by us or making additional capital contribution to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits, while the shareholder loan must be also registered with the SAFE.

To remit the proceeds of our IPO, we must take the steps legally required under the PRC laws. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our IPO and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Class A Ordinary Shares.

It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China and you may experience difficulties in enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers and directors, Liu Xiaohua and Zhang Pingting, as well as our independent directors, Wei Meizhong, You Zhi and Gung Leut Ming, all reside within China and are PRC nationals. As a result, it may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or above mentioned current officers and directors residing within China from outside of mainland China. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, as a Foreign Invested Enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities or the authorized local banks in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with the relevant market supervisory authorities and local banks authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiary. If we fail to complete such registrations, our ability to use the proceeds of our IPO and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and shares could be prohibited from trading in the United States in 2023.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our consolidated financial statements.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our current auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, Singapore, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. All audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

Uncertainties of the ability of auditors to comply with the requirements of the HFCA Act, as well as further rulemakings by U.S, regulators with respect to their work in China, could cause the market price of our Shares to fall. If the PCAOB determines that it cannot inspect the audits of Star Fashion (Xiamen), our PRC operating subsidiary; WFOE, or Star Fashion (Hong Kong), our Hong Kong investment holding subsidiary and the sole shareholder of WFOE, the trading of our securities may be prohibited under the HFCA Act and, as a result, the Nasdaq may delist our securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We rely on dividends paid by our operating subsidiaries in China for our cash needs. Any revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the common stock in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

We receive principally most of our revenues in RMB. Under our current corporate structure, our Company in the Cayman Islands will rely on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. To the extent cash in the business is in the PRC or in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Star Fashion Culture Holdings Limited and its subsidiaries by the PRC government to transfer cash, and we cannot assure you that the PRC government will not intervene in or impose restrictions on the ability of Star Fashion and its subsidiaries to transfer cash. The future currency conversion system may also prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands.

Cash is expected to be transferred through our organization in the following manner: (i) funds are transferred to Star Fashion (Xiamen), our PRC operating entity, from Star Fashion Culture Holdings Limited through our BVI and Hong Kong subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Star Fashion (Xiamen) to Star Fashion Culture Holdings Limited through our Hong Kong and BVI subsidiaries. As of the date of this Report, we do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred and have not made any transfers for both directions. To the extent cash in the business is in the PRC or in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Star Fashion Culture Holdings Limited and its subsidiaries by the PRC government to transfer cash, and we cannot assure you that the PRC government will not intervene in or impose restrictions on the ability of Star Fashion and its subsidiaries to transfer cash.

In the future, cash proceeds raised from overseas financing activities, including our IPO, may be transferred by us to our Hong Kong subsidiary and Star Fashion (Xiamen), as the case may be. In order for us to pay dividends to our shareholders, we may rely on payments made by Star Fashion (Xiamen), and the distribution of such payments to our overseas subsidiary as dividends from Star Fashion (Xiamen). If any of our subsidiaries or Star Fashion (Xiamen) incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. While current restrictions and limitations by the PRC government to transfer cash do not apply to Hong Kong entities, such restrictions and limitations by the PRC government could become applicable to Hong Kong and Hong Kong entities in the future, which may result in cash in the business in Hong Kong or a Hong Kong entity being unavailable to fund operations or for other use outside of Hong Kong.

Certain acquisitions by us could be time-consuming and be subject to relevant PRC regulations.

Among other things, merger and acquisition activities by foreign investors in mainland China shall comply with the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 and its amendment promulgated by the Standing Committee of the NPC on June 24, 2022 and became effective on August 1, 2022 (“Anti-Monopoly Law”). Such regulation requires, among other things, that the State Administration for Market Regulation (the “SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We do not believe that we or the PRC subsidiaries are directly subject to these regulatory actions or statements, as neither we nor the PRC subsidiaries have implemented any monopolistic behavior.

We may pursue potential strategic acquisitions in the future that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce of the PRC (“MOFCOM”), may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

As of the date of this disclosure, the current ultimate individual shareholders of the Company who are PRC residents have completed foreign exchange registration under the SAFE Circular 37 and other related rules. However, they may still face with the above said possible fines in accordance with the PRC Laws.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s relevant laws. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators shall also be subject to the current PRC laws.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, there can be no assurance that the PRC tax authorities will take a view that is not contrary to our opinion. If our company was considered as a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

We may undertake relevant obligations under PRC Tax laws with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. According to SAT Bulletin 7 the transfer of taxable assets through offshore transfer of a foreign intermediate holding company may need to pay taxes in accordance with relevant PRC laws. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We may undertake relevant obligations under PRC Tax laws as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our IPO and the Class A Ordinary Shares

The market price for the Ordinary Shares may be volatile.

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other content marketing businesses;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

The trading market for the Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A Ordinary Shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future after our IPO, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our IPO to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after our IPO or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market after our IPO, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. Immediately after the completion of our IPO, we will have 10,850,000 Class A Ordinary Shares outstanding. All Class A Ordinary Shares sold in our IPO will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our directors, executive officers, and owners of 5% or more of our Class A Ordinary Shares have agreed not to sell our Class A Ordinary Shares for a period of 180 days following the effective date of this Report, subject to extension under specified circumstances. Class A Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Class A Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We are required to obtain approval from PRC authorities to list on overseas stock exchanges and may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall submit filing application with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application.

Our PRC counsel, Jingtian & Gongcheng, has advised us that, based on its understanding of the current PRC laws and regulations, our IPO will be identified as an indirect overseas issuance and listing by CSRC, in view of the fact that the Trial Measures have come into effect on 31 March 2023. Our IPO is contingent upon completion of the CSRC review process. As of the date of this Report, we have submitted our filing materials with the CSRC to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures, and approval from CSRC was obtained by the Company on March 7, 2024. If we fail to comply with the Trial Measures, we will be required to correct our behaviors, face warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined an amount ranging from RMB500,000 to RMB5,000,000. Any failure by us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner will completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Upon the completion of our IPO, our directors and officers will collectively own an aggregate of approximately 41.15% of our issued and outstanding share capital, representing approximately 70.02% of the total voting power of our outstanding Class A ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in our IPO. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this Report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. Currently, we do not have any immediate plans to rely on home country practice with respect to our corporate governance after the completion of our IPO.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because our controlling shareholder will hold approximately 41.15% of our total issued and outstanding Shares and will be able to exercise 70.02% of the total voting power of our issued and outstanding share capital, assuming that the underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

Upon completion of our IPO, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to establish and maintain proper internal control over financial reporting, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of September 30, 2022, material weaknesses were identified, including: (i) a lack of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with reporting requirements; and (ii) a lack of the key monitoring mechanisms such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures.

In order to address and resolve the foregoing material weakness, we have begun to implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring a consultant who have requisite training and experience in the preparation of consolidated financial statements in compliance with applicable SEC requirements. In addition to hiring outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of our IPO, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse U.S. federal income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this Report captioned “Certain United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure

Star Fashion Culture Holdings Limited, the issuer in our IPO, was incorporated in the Cayman Islands on August 11, 2023 as an exempted company. The Group first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

On August 11, 2023, we issued and allotted 1 ordinary share to an independent third party, who transferred the 1 ordinary share to Xingji ZhanJie Limited on the same day. On the same day. we also issued and allotted an aggregate of 94 ordinary shares at a consideration of US$0.0001 per share to 5 subscribers: (i) 31 ordinary shares were issued and allotted to Xingji ZhanJie Limited; (ii) 50 ordinary shares were issued and allotted to Xingji ZhangPingting Limited; (iii) 4 ordinary shares were issued and allotted to Xingji CaiJiangpeng Limited; (iv) 4 ordinary shares were issued and allotted to Xingji DongChao Limited and (v) 5 ordinary shares were issued and allotted to Interstellar F.Y Limited.

On August 25, 2023, Zhan Jie entered into agreement to transfer 5% of equity interests to Huang Xijun. The 5% equity was transferred on September 8, 2023.

Star Fashion (BVI) was incorporated on September 4, 2023 as a BVI Business Company in the British Virgin Islands.

Star Fashion (Hong Kong) was incorporated on September 18, 2023 as a limited company in Hong Kong.

WFOE was incorporated on September 28, 2023 as a limited company by Star Fashion (Hong Kong) as its direct wholly-owned subsidiary in the PRC.

On October 7, 2023, the Original Shareholders entered into agreement to transfer 95% of equity interest to WFOE, and Huang Xijun entered into agreement to transfer the remaining 5% of equity interests to Star Fashion (Hong Kong). The transfers were effected on October 16, 2023. Since then, Star Fashion (Xiamen) became a wholly-owned subsidiary of the Company.

On October 12, 2023, the Company’s authorized share capital was sub-divided from 500,000,000 ordinary shares with a par value of US$0.0001 per share into 5,000,000,000 ordinary shares with a par value of US$0.00001 per share, consisting of 4,980,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares.

The Company also issued and allotted:

a)	an aggregate of 8,199,180 Class A Ordinary Shares at a consideration of US$0.00001 per share to 5 subscribers: (i) 3,699,630 Class A Ordinary Shares were issued and allotted to Xingji ZhangPingting Limited; (ii) 3,199,680 Class A Ordinary Shares were issued and allotted to Xingji ZhanJie Limited; (iii) 499,950 Class A Ordinary Shares were issued and allotted to Interstellar F.Y Limited; (iv) 399,960 Class A Ordinary Shares were issued and allotted to Xingji CaiJianpeng Limited and (v) 399,960 Class A Ordinary Shares were issued and allotted to Xingji DongChao Limited;

b)	an aggregate of 1,300,000 Class B Ordinary Shares at a consideration of US$0.00001 per share to Xingji ZhangPingting Limited; and

c)	an aggregate of 500,000 Class A Ordinary Shares at a consideration of RMB1,500,000 (equivalent to approximately US$205,657.26) to Huang Xijun.

On October 24, 2023, Zhang Pingting, Zhan Jie, Fu Yao, Cai Jianpeng and Dong Chao entered into agreement to increase a capital injection (the “Capital Injection”) into Star Fashion (Xiamen), the transfer was effected on October 24, 2023. Subsequently Zhang Pingting, Zhan Jie, Fu Yao, Cai Jianpeng and Dong Chao directly held, in aggregate, 0.01% shareholding of Star Fashion (Xiamen). The 0.01% shareholding consisted of ordinary shares with no preference voting rights. As of the date of this Report, Zhang Pingting, Zhang Jie, Fuyao, Cai Jianpeng and Dong Chao also beneficially owned 50%, 32%, 5%, 4% and 4% of the Company. Zhang Pingting has been a supervisor from July 2015 to June 2023, and the legal representative, executive director, manager, chief financial officer since July 2023, of our operating subsidiary, Star Fashion (Xiamen).

On November 29, 2023, Huang Xijun transferred 5% equity interest to Wen Hao Xiang (the “New Investor”).

Subsequent to the Capital Injection, the Company holds 99.99% shareholdings of Star Fashion (Xiamen).

On October 15, 2024 the Company closed its initial public offering of an aggregate 2,150,000 Class A Ordinary Shares at a price of $4.00 per share.

Star Fashion Holdings Limited’s Offices

Our principal office is 12F, No.611, Sishui Road, Huli District, Xiamen, China. The telephone number of our principal office is +86 13063138565. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is http://www.xmxingji.com. Information contained on our website does not constitute part of this Report.

B. Business overview

Overview

The Company is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. The Group first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

The market size of content marketing has experienced fluctuations in the past five years, growing from RMB286.3 billion in 2017 to RMB312.0 billion in 2022 at a CAGR of 1.7%. From 2017 to 2019, the overall content marketing market went through stable growth due to the continuous growth of cultural and entertainment consumption of Chinese citizens. The COVID-19 pandemic has led to massive suspension of offline activities, so the market size has represented a downward trend in 2020. As the effective measures taken by the government, the pandemic has been controlled in the PRC in 2021, and the market has bounced back at RMB317.9 billion. However, the spread of Omicron in 2022 has again led to lots of lockdowns in the PRC, and the market size of marketing campaign planning and execution has declined to RMB312.0 billion in 2022. As the Chinese government has greatly released travel restrictions at the end of 2022, the market is expected to recover rapidly along with the iteration of traditional marketing campaign planning, empowerment from new technology, and prosperity of the economy in the PRC. The market size of content marketing in the PRC is expected to reach RMB419.1 billion in 2027, representing a five-year CAGR of 6.1%. For more information, please see Industry Review on page 71.

With the capabilities of project planning, design, operation and execution, we assist customers in enhancing the effectiveness of their marketing activities and the value of their brand through content marketing programs.

Marketing Campaign Planning and Execution

Our primary services include marketing campaign planning and execution, where we have marketed a variety of events including marathons, sports events, and music festivals. We may provide in-house designed marketing solutions for customers looking to increase exposure to their product or event. We may also provide in-house designed marketing solutions for products and brand ambassadors looking to market their brand or products through traffic generated from the offline events. In implementing such marketing solutions, we may execute strategies including arranging for posters or procuring and arranging for promotional videos of the marketed product or brand to be displayed in different locations or at different times during the event. We perform design of posters or marketing material in-house, while working with third-party suppliers in order to produce the posters according to our design, as well as to produce promotional videos or performing the logistics of displaying the marketing materials. We may also integrate online media promotion strategies for our customers, including the provision of advertisement and marketing materials such as video or online articles on well-known leading online media channels, including Iqiyi, Xigua Channel, Weibo and WeChat. For online marketing content, we typically work with third-party suppliers in order to post contents based on parameters that we provide.

Offline Advertising Services

We offer outdoor advertising solutions to customers, tailoring marketing strategies to the customer’s requests. We are able to work with suppliers to provide marketing materials, including in-house designing and arranging for physical displays at various outdoor locations in the form of posters or LED display boards. After creating in-house designs, we are able to work with third-party suppliers to produce the marketing material and to display the marketing material on public transports including bus lines.

Online Precision Marketing

We offer online precision marketing services for customers, tailoring marketing strategies to the customer’s requests. We are able to provide content as an advertising carrier and integrate advertisements into different activities and videos for marketing purposes. By taking advantage of the various online media channels based in the PRC, including Iqiyi, Xigua Channel, Weibo and WeChat, we are able to promote marketing material effectively to the target market of the customer. Such marketing materials may include in-house designed marketing articles or videos created by third-party suppliers.

Our Competitive Strengths

Established Reputation

The Company has a well established reputation through its diverse marketing projects, including sublicensing marketing IP to various products and brands of events such as marathons and music festivals. By accumulating customer resources and brand reputation and establishing connections with potential customers, the Company is able to continue to secure licensing and sub-licensing deals with event organizers and potential marketing partners and customers.

Diverse Distribution Channels

Aside from various offline channels for outdoor advertisements, the Company has an established network of distribution channels with third-party suppliers in the PRC, with experience in precision marketing products through online channels including Iqiyi, Xigua Channel, Weibo and WeChat. This provides the Company with readily available distribution channels for content marketing delivery and helps the Company to reach more targeted customers, lifting the effectiveness of its precision marketing services.

A Strong And Loyal Corporate Client Base

Our brand name and reputation have enabled us to develop and retain a strong and loyal corporate customer base for our Marketing campaign planning and Execution and Marketing businesses. Our customer base mainly covers industries including consumer goods, advertising and marketing, and media. During the two year period ended June 30, 2023, we had provided marketing campaign planning and execution and marketing services to an aggregate of 18 corporate clients, of which 12 are returning clients to whom we provided services more than once.

An experienced management team able to leverage the capabilities of our organization.

The management team comprises experienced founders and other senior management team members, all equipped with years of experience in the marketing campaign planning and execution industry and precision marketing industry respectively. The team’s solid technical and industry experience has guided the Company to respond to market dynamics and to move forward. With years of experience in the industry, the company has also been maintaining stable cooperation with high quality media channels that enables advertisers to optimize their ad delivery performance. This allows the company to formulate high quality event solutions for customers and deliver marketing content effectively to the targeted consumers and succeed in the related industries.

Our Strategies

We seek to be a leader in event content marketing services with capability of project planning, design, operation and execution in China, creating long-term value for fans, corporate customers, and sponsors. Specially, we plan to implement the following strategies:

Developing In-House Intellectual Property

Our current projects utilize intellectual property that typically belongs to the customer or event holders. We look to develop our own intellectual property in the future, in order to provide customers with our brand for their events during promotion. This may include promoting events such as marathons under our own branding.

Seize New Opportunities For Content Marketing Services.

We will speed up efforts in online and offline events and rapidly expand the blueprint for the content marketing events to maximize the scale of our content marketing services. To further expand our content marketing services, we plan to strengthen the integration of online and offline channel resources by deepening cooperation with existing media channels and exploring new business opportunities with new media channels. We also plan to explore new avenues of content marketing, including developing online promotional broadcast events through VR and AR technology.

Develop and Deepen Relationship With Corporate Customers.

With years of operation in the industry, we have developed extensive resources and long term cooperation with a number of industry players. This has equipped us with knowledge of the operational characteristics of the different advertising and marketing channels, thereby allowing us to provide more tailored advertising and marketing strategies to our customers to achieve better marketing effects for them. We strive to continuously exceed our corporate customers’ expectations of our performance and will continue to bring our expertise and creative vision to refine and enhance their event and marketing strategies. We believe this deepens our relationships with existing corporate customers and helps us continue to be their trusted partner and their first choice for hosting events and executing marketing strategies.

Attract and Recruit Highly-Qualified Professionals to Join Our Team.

In order to expand and grow our business, we need to aggressively recruit and attract highly-qualified professionals to join our team. The events and marketing area are labor-intensive and they require experienced and skilled planning and design personnel. We aim to pursue expansion into the South East Asia region in order to expand the reach of our business, which will include recruiting qualified professionals from the region.

OUR BUSINESS OPERATIONS

Marketing Campaign Planning and Execution

Our marketing campaign planning and execution is built around our strong cooperation with institutions and commercial companies. With deep understanding of the preferences of the different generations, extensive marketing campaign planning capabilities, and strong connections within the events industry, we act as project partners with both event brand ambassadors, as well as customers looking to market their brand or products through traffic generated from the offline events.

Our primary services include in-house marketing campaign planning and execution, where we have marketed a variety of events including marathons, sports events, and music festivals.

Our marketing service covers events over various geographical regions of China, including Fujian, Guangdong and Guangxi.

Under our Event Market Services, our customers may involve event organizers wishing to promote their events, where we provide marketing services directly to the event organizer by setting up marketing campaigns and arranging for marketing materials.

For products and brand ambassadors looking to gain exposure through traffic generated from offline events such as marathons or music festivals, we may acquire marketing sublicensing rights from the event organizer, which allows the end customer to engage us to establish and execute marketing campaigns embedded through such events. At times we are able to promote multiple customers’ brands and products to a large number of participants and audiences through advertisements incorporated and embedded in one single event.

In such agreements, we may first obtain intellectual property licensing rights including the use of the event logo from an event organizer or their licensed ambassador as part of our engagement agreement, which allows us to sub-license such IP to our customers wishing to promote their brands and products. In implementing such marketing solutions, we may execute strategies including arranging for posters or procuring and arranging for promotional videos of the marketed product or brand to be displayed in different locations or at different times during the event. We may also integrate in-house designed online media promotion strategies for our customers, including the provision of advertisement and marketing materials such as video or online articles on well-known leading online media channels, including Iqiyi, Xigua Channel, Weibo and WeChat. For online marketing content, we typically work with suppliers in order to post contents based on parameters that we provide.

Such marketing plans may be reviewed by the event organizer or their brand ambassador before being implemented. In such agreements, we typically provide the marketing services for an agreed fee paid by instalments for a set duration of up to 1 year, or during the duration of the event.

Revenue from our events planning and execution services was RMB19.4 million and RMB55.6 million for the fiscal years ended June 30, 2022 and 2023, respectively, which accounted for 54.9% and 80.5% of our total revenue for those fiscal years, respectively.

Offline Advertising Services

We offer outdoor advertising solutions to customers, tailoring marketing strategies to the customer’s requests. Our in-house capabilities include advising on possible marketing solutions, designing marketing materials and coordinating with venues where the advertising would occur. We are able to work with suppliers to produce the marketing materials designed in-house, as well as to arrange for physical displays of our in-house designed marketing material at various outdoor locations in the form of posters or LED display boards. We have also designed and arranged for display of marketing material on public transports including bus lines. We generally receive a previously agreed fee in instalments per project, with option for the marketing materials such as posters to be changed with a fee.

Online Precision Marketing Services

We offer online precision marketing services for customers, tailoring marketing strategies to the customer’s requests. We are able to provide content as an advertising carrier and integrate advertisements into different activities and videos for marketing purposes. By taking advantage of the various online media channels based in the PRC, including Iqiyi, Xigua Channel, Weibo and WeChat, we are able to promote marketing material effectively to the target market of the customer. Our Marketing business focuses on maximizing the potential of our experience in the marketing industry and our long-term relationship with advertising companies by assisting our clients in the promotion of their brands. We are able to assist customers by creating videos with third-party suppliers, as well as preparing marketing articles, which are then presented to the target market of the customer through the online media channels. For online marketing content, we typically work with suppliers in order to post contents to online platforms based on parameters that we provide. We generally receive payment in the form of previously agreed fee per project on instalment basis in return for our marketing services.

Revenue from our online precision marketing services was RMB3.0 million and RMB6.1 million for the fiscal years ended June 30, 2022 and 2023, respectively, which accounted for 8.6% and 8.9% of our total revenue for those fiscal years, respectively.

Client Acquisition Channels

●	Marketing campaign planning and Execution.

We believe we have built up strong connections within the events industry and, as a result, our existing customers and cooperative third-party service providers regularly refer potential customers to us. In addition, our connections allow us to keep up to date with offline events occurring, such that we can secure IP licensing rights in a timely manner for sub-licensing as part of our Marketing campaign planning and Execution services to our customers wishing to market their products or brand through such offline events

●	Offline advertising services.

We believe the prominence of our marketing materials as part of our Offline Advertising Services, as well as our strong connection with marketing platforms such as public transport companies, allows us to receive referrals of potential customers.

●	Online precision marketing services.

We believe we have built up strong brand recognition amongst our existing customers, and as a result, our existing customers regularly refer potential customers to us.

Services

Depending the goal of each event, our content marketing services may include one or a combination of the following responsibilities:

●	Planning. Through our established network and connections in the industry, we are able to secure marketing rights to events hosted in various regions in the PRC. We then help clients looking to market their products in order to plan the details of their marketing strategy, including logistics, budget, venue, entertainment, catering, and contingency plans, as well as the sublicensing of marketing rights from us to the client, such that they are able to collaborate with the event in marketing their products.

●	Design. We provide in-house design services, including event logo and mascot creation, concept, and appearance, exhibition model design, and venue dressing.

●	Production. Through third-party event material producers, we produce event materials such as signs and banners, badges and name-tags, promotional items, and gift and award items.

●	Reception. We arrange the invitation and reception of key participants of an event

●	Execution. We arrange decoration of venues, distribution of event materials, and supervise the execution of other aspects of events.

●	Analysis. We provide after-marketing campaign planning and execution and collect event participant feedback, summarize the results of event execution, and issue detailed reports to clients for evaluation purposes.

CUSTOMERS

Our major customers which accounted for 10.0% or more of our Group’s total revenue for FY 2024, FY 2023 and/or FY 2022 are as follows:

	For the years ended June 30,
	2022	2023	2024
Percentage of the Group’s total revenue
Customer A	53.0%	16.3%	16.1%
Customer B	0.0%	0.0%	10.4%
Customer C	0.0%	20.8%	0.0%
Customer D	2.0%	17.7%	3.2%
Customer E	0.0%	10.9%	3.9%
Customer F	13.2%	0.0%	0.0%
Customer G	9.9%	0.0%	0.0%

Except as disclosed above, our Directors are of the view that, as of June 30, 2024, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this Report, none of the Directors or Principal Shareholders of the Company or their respective associates has any interest, direct or indirect, in any of our customers.

SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 10.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2024, FY 2023 and/or FY 2022 are as follows:

	For the years ended June 30,
	2022	2023	2024
Percentage of the Group’s total cost of revenue
Supplier A	9.5%	10.0%	22.7%
Supplier B	0.0%	0.0%	16.4%
Supplier C	12.6%	18.1%	9.6%
Supplier D	19.3%	19.8%	8.9%
Supplier E	10.3%	17.1%	7.2%
Supplier F	0.0%	9.7%	0.0%
Supplier G	26.6%	8.5%	0.2%
Supplier H	11.1%	4.0%	0.0%

Except as disclosed above, our Directors are of the view that, as of June 30, 2023, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

As of the date of this Report, none of our Directors or Principal Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

SEASONALITY

Our operating results and operating cash flows historically have not been subject to seasonal variations.

COMPETITION

The market concentration of content marketing and precision marketing industry is relatively dispersed in the PRC since differentiated competition in terms of price, service, and creativity among competitors deriving from downstream clients’ various requirements such as promotion purpose, targeted customers’ type, regional coverage, etc. The major players in content marketing and precision marketing industry include China Kingway Live Events Co., Ltd., Beijing GPJ Market Consulting Co., Ltd., Blue Strategy Co., Ltd., Pop Culture Group Co., Ltd., Hylink Digital Solutions Co., Ltd., Beijing Aspiration Advertising Co., Ltd., Mobvista Inc., and Beijing MIAGE Advertising Co., Ltd., which have outstanding financial performance, product and service quality, and industry reputation.

COVID-19 Update

The COVID-19 pandemic broadly affected the global economy. In the year of 2022, the resurgence of the COVID-19 pandemic negatively impacted our content marketing business. The financial performance for the fiscal year 2022 was negatively affected accordingly.

By the end of 2022, the control measures for epidemic prevention gradually liberalized. We expect the continuous optimization of epidemic prevention policy to stimulate the content marketing industry and have a positive impact on our business. However, any resurgence of the COVID-19 pandemic could negatively affect the content marketing business. The extent of any future impact of the COVID-19 pandemic on our business is still highly uncertain and cannot be predicted as of the date of this Report. Any potential impact to our operating results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by competent authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond our control.

See “Risk Factors — Risks Related to Our Business and Industry — Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19 On Our Operations.”

Regulations

This section summarizes the principal PRC laws, regulations, and rules relevant to our business and operations in the PRC. The summary does not purport to be a complete description of all laws and regulations applicable to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in effect as of the date of this Report, which may be subject to change.

Laws and regulations related to foreign investment in the PRC

Industry Catalogue for Foreign Investment

The Special Administrative Measures for Access of Foreign Investment (2021 Edition) (the “2021 Negative List”), was jointly promulgated by the NDRC and MOFCOM on December 27, 2021, and became effective on January 1, 2022. It contains a list of sectors that the entry of foreign investment is prohibited or restricted. According to 2021 Negative List, businesses operated by our PRC entities do not engage in any restricted or prohibited industries for foreign investment.

Regulations on Foreign-invested Enterprises

The Foreign Investment Law of the PRC (the “Foreign Investment Law”) was promulgated by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019 and came into effect on January 1, 2020. The Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures were replaced simultaneously. According to the Foreign Investment Law, the State implements a system of pre-entry national treatment plus Negative List for administration of foreign investment. The pre-entry national treatment means that the treatment granted to foreign investors and their investments in the stage of investment access is no less favorable than that granted to domestic investors and their investments. The Negative List refers to special administrative measures for access of foreign investment in specific fields imposed by the State. The State shall give national treatment to foreign investment beyond the Negative List. Foreign investors may not invest in any field which is prohibited by Negative List. To invest in any field restricted by the Negative List, foreign investors should meet the investment conditions set out in the Negative List. For fields outside of the Negative List, investment administration shall be conducted in accordance with the principle of equal treatment to domestic investment and foreign investment. The organizational forms, structures, and rules of activities of foreign-invested enterprises shall be governed by the provisions of the Company Law of the PRC (the “Company Law”), the Partnership Enterprise Law of the PRC and other applicable laws.

On December 26, 2019, the State Council promulgated the Regulation on Implementing the Foreign Investment Law of the PRC (the “Implementation Regulations”), which came into effect on January 1, 2020. As stipulated by the Implementation Regulations, the registration of foreign-invested enterprises shall be conducted in accordance with the law by the market regulatory department of the State Council or its authorized local counterparts. Foreign investors or foreign-invested enterprises shall report investment information to the competent commerce departments through the enterprise registration system and the enterprise credit information publicity system. The Foreign Investment Law and Implementation Regulations also apply to the investment made within the PRC by foreign-invested enterprises.

On December 30, 2019, Measures for the Reporting of Foreign Investment Information (the “Reporting Measures”) was jointly promulgated by the MOFCOM and State Administration for Market Regulation (the “SAMR”), effective from January 1, 2020. Pursuant to the Reporting Measures, where foreign investors carry out investment activities in the PRC directly or indirectly, the foreign investors or the foreign-invested enterprise shall report investment information by submitting initial reports, changing reports, deregistration reports, annual reports and etc.

Regulations related to M&A Rules and overseas listing

The Provisions on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) was promulgated by MOFCOM, the State Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (the “SAT”), the State Administration for Industry and Commerce of the PRC (the “SAIC”), China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange of the PRC (the “SAFE”) on August 8, 2006, became effective on September 8, 2006 and amended on June 22, 2009 by MOFCOM. Under the M&A Rules, the following scenarios qualify as an acquisition of a domestic enterprise by a foreign investor: (i) a foreign investor purchases the equity interests of a domestic enterprise without foreign investment or subscribes for the increased capital of a domestic enterprise without foreign investment, and thus converts the domestic enterprise without foreign investment into a foreign-invested enterprise; (ii) a foreign investor establishes a foreign-invested enterprise and use such foreign-invested enterprise to purchase by agreement the assets of a domestic enterprise and operates such assets; or (iii) a foreign investor purchases by agreement the assets of a domestic enterprise and then contributes such assets as capital to the establishment of a foreign-invested enterprise and operates such assets. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Overseas Listing Trial Measures”) and relevant five guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Overseas Listing Trial Measures. Where a domestic company seeks to directly offer and list securities on overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings on overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities on the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities on an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event.

The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Moreover, a domestic company that seeks to offer and list securities on overseas markets shall abide by certain other regulatory requirements as set out in the Overseas Listing Trial Measures, including, without limitation to, compliance with laws of national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

Under the Overseas Listing Trial Measures, if a domestic company fails to fulfill filing procedures, or offers and lists securities on an overseas market in violation of the relevant provisions of the Overseas Listing Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to laws, and file with the secrecy administrative department at the same level. Moreover, if the leakage of any other documents and materials, which a domestic company plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities aforementioned, will be detrimental to national security or public interest, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.

Laws and regulations related to advertising industry

Advertising Law

The Advertising Law of the PRC (the “Advertising Law”) was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on October 27, 1994, coming into effect on February 1, 1995, and was last amended on April 29, 2021. As defined in the Advertising Law, the term “advertisers” refers to any individuals, legal persons or other organizations that, directly or through certain agents, design, produce and publish advertisements for the purpose of promoting products or providing services. The term “advertising agents” refers to any individuals, legal persons or other organizations that are commissioned to provide advertising design, production or agency services. The term “advertising publishers” refers to any individuals, legal persons or other organizations that publish advertisements for the advertisers or for the advertising agents commissioned by the advertisers.

According to the Advertising Law, advertisements shall not contain any false or misleading information, and shall not deceive or mislead consumers. Advertising agents shall, in accordance with the law and administrative regulations, inspect and verify the relevant certification documents, and check the advertising contents. For any advertisement with inconsistent content or incomplete certification documents, advertising agents shall not provide design, production or agent service. Where an advertising agent fails to provide the true name, address, and valid contact information of the advertiser(s), the consumers may require the advertising agent to make advance compensation. Where false advertisements for products or services relating to the life and health of consumers cause damage to the consumers, the advertising agents for such advertisements shall bear joint and several liabilities with the advertisers concerned. Where false advertisements for products or services other than that set out before cause damage to the consumers, in case that the advertising agents for such advertisements still design, produce, provide agency or publish for the advertisements even though they know or should know the advertisements are false, they shall bear joint and several liabilities with the advertiser concerned. Where advertising agents know or should have known the content of the advertisements are false but still provide advertising design, production or agent services in connection with the advertisements, they might be subject to penalties, including confiscation of revenue and fines, revocation of business licenses, or even criminal liabilities. Advertisements for medical treatment, pharmaceuticals, medical devices, agricultural pesticides, veterinary medicines and healthcare food, and other advertisements required to be reviewed by laws and administrative regulations shall be reviewed by the relevant authorities before they are published. No such advertisement shall be published without being reviewed.

Outdoor Advertising

According to the Advertising Law, the exhibition and display of outdoor advertisements may not: (i) utilize traffic safety facilities and traffic signs; (ii) impede the use of public facilities, traffic safety facilities, traffic signs, fire extinguishing facilities or fire control signs; (iii) obstruct production or people’s living, or damage city appearance; (iv) be placed in restricted areas near government offices, cultural landmarks or historical or scenic sites, or be placed in areas prohibited by local governments at the county level or above from having outdoor advertisements. Administrative measures for outdoor advertisements shall be prescribed by local regulations and rules of local governments.

Internet Advertising

The Administrative Measures for Online Advertising (the “the Administrative Measures”) was promulgated by the SAMR on February 25, 2023 and became effective on May 1, 2023.

According to the Administrative Measures, commercial advertising activities conducted within the territory of the PRC to directly or indirectly promote a product or service through text, images, audio, video, or any other form, using any website, web page, web application, or other online media, shall be governed by the Advertising Law and the Administrative Measures. An advertising agent shall establish, improve and implement systems for the receipt and registration, moderation, file management in respect of their online advertising business. In particular, an advertising agent (i) shall inspect and verify the information of the advertisers, such as their names, addresses, and valid contact information, establish and regularly review and update files of advertisements, record and retain electronic data related to advertising activities, and such files shall be retained for a period of not less than three years from the date of the end of publication of the corresponding advertisements; (ii) shall not provide design, production, or agency services for advertisements with inconsistent contents or incomplete supporting documents after checking such documents and contents; (iii) shall have advertising moderation staff who are familiar with advertising laws and regulations, or set up an advertising review institution. Furthermore, advertising agents shall cooperate, in accordance with the law, with the investigation of the online advertising industry conducted by market regulatory authority, and provide truthful, accurate, and complete information in a timely manner. For those who violating the Administrative Measures, they may be subject to punishment, including but not limited to fines, confiscating advertising fees, suspension of advertisement publishing business, or revocation of business license.

Advertising Fees

According to the Advertising Law, advertising agents shall make public their standards and methods for charging fees.

According to the Provisions on Clearly Marking the Prices of Advertisement services, which was promulgated by the NDRC and the State Administration for Industry and Commerce on November 28, 2005 and became effective on January 1, 2006, an advertisement business operator shall, when providing services to advertisers, publicize the prices of and fee charges for advertisement services and other relevant contents in accordance with the relevant laws and regulations. The prices of advertisement services shall be subject to market regulation, and shall be independently determined by the advertisement business operators on the basis of the costs of services and the supply and demand in the market.

Laws and regulations related to cyber security and data protection

According to the Data Security Law of the PRC, Regulations on the Administration of Cyber Data Security (Draft for Comments), and Personal Information Protection Law of the PRC (collectively referred to as “Data Security and Personal Information Protection Law”), “data” refers to any record of information in electronic or any other forms, and “data processing” includes but is not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. When conducting data processing activities, enterprises shall comply with laws and regulations, fulfill their obligations to protect data security, collect data in a legal and proper manner, and shall not steal or otherwise illegally acquire data. Furthermore, when enterprises process personal information, they shall fulfill their obligations to protect personal information in accordance with the relevant provisions of the Personal Information Protection Law of the PRC. Personal information processing shall be for a clear and reasonable purpose, directly related to the processing purpose and in a manner that has the minimum impact on the rights and interests of individuals. Additionally, the collection of personal information should be limited to the minimum scope necessary for achieving the processing purpose without being excessive.

As PRC subsidiaries may conduct data processing activities, as well as the collection and handling of personal information (primarily employees’ personal information) during their business operations, they are required to comply with the relevant provisions of the Data Security and Personal Information Protection Law. PRC subsidiaries must fulfill the obligations for data security protection and personal information protection; otherwise, they may face administrative penalties such as corrective orders, warnings, or fines imposed by competent authorities.

Besides, online platform operators who possess personal information of more than one million users and intend to go public overseas, or engage in data processing activities that may affect or potentially affect national security, shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures. As the date of this Report, we do not operate any online platforms or collect personal information through any online platforms, therefore, we are not subject to cybersecurity review.

Based on the nature of our PRC subsidiaries’ current business and our understanding of current PRC laws and regulations, neither the Company nor our PRC subsidiaries are required to file for cybersecurity review before the Offering and the Listing. However, since the relevant laws and regulations were recently adopted, the interpretation and implementation of these laws and regulations are still subject to current and future PRC laws. Therefore, there can be no assurance that the governmental authority will take a view that is not contrary to or otherwise different from our understanding. If we are deemed to subject to CAC’s cybersecurity review, we can not assure you that we will be able to receive relevant permissions or approvals required, which could significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

The relevant laws related to cyber security and data protection are summarized below:

Data Security Law of the PRC

The Data Security Law of the PRC (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021. Pursuant to the Data Security Law, data refers to any record of information in electronic or any other form and data processing including the collection, storage, use, processing, transmission, provision, and public disclosure of data. The Date Security Law establishes a classified and tiered system for data protection based on the level of importance of the data in the economic and social development, as well as the level of danger of the data imposed on national security, public interests, or the legal interests of individuals and organizations upon any manipulation, destruction, leakage, illegal acquisition or illegal usage. The data processors shall accord with the provisions of laws and regulations when conducting data processing activities, establish and improve a whole-process data security management system, organize data security educational trainings, and take corresponding technical measures and other necessary measures to safeguard data security.

Regulations on the Administration of Cyber Data Security (Draft for Comments)

On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle personal data of more than one million people intend to list in a foreign country; (iii) data processors intend to list in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. As at the date of this Report, the Draft Data Security Regulations has not come into effect.

Cybersecurity Review Measures

On December 28, 2021, thirteen government departments including the CAC jointly promulgated the Cybersecurity Review Measures (the “2022 Review Measures”) which became effective on February 15, 2022. Under the 2022 Review Measures, (i) where a critical information infrastructure operator procures network products and services, it shall anticipate the national security risks that may be posed by the products and services once they are put into use. Those that affect or may affect national security shall be reported to the Cybersecurity Review Office for cybersecurity review; (ii) online platform operators controlling personal information of more than one million users, which are listing in a foreign country, must apply for cybersecurity review with the Cybersecurity Review Office; and (iii) the Cybersecurity Review Office will conduct cybersecurity review on critical information infrastructure operators and network platform operators in accordance with the laws if it considers necessary.

Regulations on Protecting Personal Information

The Personal Information Protection Law of the PRC (the “Personal Informational Protection Law”) was promulgated by the SCNPC on August 20, 2021, effective from November 1, 2021. The Personal Informational Protection Law stipulates, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests and (ii) the collection of personal information shall be limited to the minimum scope necessary for achieving the processing purpose and shall not be excessive. Personal information processors shall bear responsibilities, and take necessary measures to guarantee the security of the personal information they handle. Otherwise, the personal information processors could be ordered to correct, or suspend or terminate services, and face confiscation of illegal income, fines or other penalties.

Laws and regulations related to taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”) which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Implementation Rules to the EIT Law which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. A resident enterprise shall pay enterprise income tax on its income deriving from both inside and outside China at the rate of enterprise income tax of 25%. A non-resident enterprise that has an establishment or place of business in the PRC shall pay enterprise income tax on its income deriving from inside China and obtained by such establishment or place of business, and on its income which derives from outside China but has actual relationship with such establishment or place of business, at the rate of enterprise income tax of 25%. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10%.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC (the “VAT Regulations”), which was promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and its implementation rules, which were amended by the Ministry of Finance (“MOF”) on October 28, 2011 and became effective on November 1, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services, sale of services, intangible assets, real property or importation of goods within the territory of the PRC shall pay value-added tax. Unless stipulated otherwise, the tax rate for sale of services shall be 6%.

Laws and regulations related to dividend distribution

In accordance with the Company Law and the Foreign Investment Law, foreign-invested enterprises may not distribute after-tax profits unless they have contributed to the funds as required by PRC laws and regulations and have set off financial losses of previous accounting years.

According to the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise to its foreign investor who is a non-resident enterprise are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) on August 21, 2006. According to the Arrangement, the withholding tax rate on dividends paid by a PRC company to a Hong Kong resident is 5%, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% if the Hong Kong resident holds less than 25% of the equity interests in the PRC company, respectively.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which was promulgated by SAT on February 20, 2009 and became effective on the same day, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a Chinese resident company: (i) such a fiscal resident who obtains dividends should be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the Chinese resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the Chinese resident company directly owned by such a fiscal resident, at any time during the twelve months prior to the obtainment of the dividends, reach a percentage specified in the tax agreement.

According to the Administrative Measures for Non-resident Taxpayers’ Enjoyment of the Treatment under Treaties, which was promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities.

Laws and regulations related to foreign exchange

In accordance with the Foreign Exchange Administrative Regulations of the PRC, which was promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008, and other relevant foreign exchange regulations, payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans.

According to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “Circular13”), which was promulgated by SAFE On February 13, 2015 and subsequently modified and effective on December 30, 2019, instead of applying for approvals regarding foreign exchange registration of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registration from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited consolidated financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (the “Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments under the premise that the existing special administrative measures (negative list) for foreign investment access are not violated and domestic investment projects are true and compliant.

Regulations on foreign exchange registration of overseas investment by PRC residents

Under applicable PRC laws and regulations, including Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “Circular 37”), which was promulgated by SAFE and became effective on July 4, 2014, and Circular13, (i) the SAFE and its branches carry out registration management for domestic residents’ establishment of Special Purpose Vehicle (the “SPV”); (ii) the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment have been already directly reviewed and handled by banks in accordance with the Circular 13, the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration via banks; (iii) a domestic resident may choose at its own will, before contributing the domestic and overseas lawful assets or interests to a SPV, any bank at its place of incorporation to handle the direct investment-related foreign exchange registration, and may handle the follow-up business including opening of direct investment-related account and funds transfer (including the outward or inward remittance of profits and dividends) only upon completion of the direct investment-related foreign exchange registration; and (iv) when the overseas SPV’s basic information, such as domestic individual resident shareholder, name, operating period, or major events, such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed, the foreign exchange change registration of overseas investments shall be timely finished with the relevant bank.

Regulations on offshore parent holding companies’ direct investment in and loans to their PRC subsidiaries

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (now known as NDRC), MOF and SAFE in January 2003 and became effective on March 1, 2003, which was amended on July 26, 2022 and became effective on September 1, 2022, any loans provided by us to the subsidiary in mainland China in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the People’s Bank of China (the “PBOC”) promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-Prudential Management of Full-Covered Cross-border Financing (the “PBOC Circular 9), which took effect on the same date. According to the PBOC Circular 9, a capital or net assets-based constraint mechanism for cross-border financing of micro entities shall be established under the macro-prudential rules. Under such mechanism, a company may carry out cross-border financing in RMB or foreign currencies at their own discretion in accordance with the provisions. The PBOC Circular 9 clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of the subsidiary in mainland China, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1. In fact, the macro-prudential adjustment parameter will be adjusted by the PBOC and SAFE from time to time for the needs of macro-prudential management of full-covered cross-border financing. The most recent adjustment was made on July 20, 2023. To further enhance cross-border funding sources for enterprises and financial institutions, the PBOC and SAFE have decided to raise the macro-prudential adjustment parameter for enterprise cross-border financing from 1.25 to 1.5, effective from July 20, 2023.

Laws and regulations related to labor

Labor Law

The Labor Law of the PRC (the “Labor Law”) was promulgated by the SCNPC on July 5, 1994 and was last amended and became effective on December 29, 2018. The Labor Law regulates the issues relating to employment promotion, labor contracts, working hours, rest and vacations, wages, labor safety and health, special protection of female and underage workers, vocational training, social insurance and welfare, labor disputes, supervision and inspection, legal liabilities.

Labor Contract Law

The Labor Contract Law of the PRC (the “Labor Contract Law”), which was promulgated by SCNPC on June 29, 2007 and became effective on January 1, 2008 and whose amendments made on December 28, 2012 and became effective on July 1, 2013, together with the Regulations on the Implementation of the Labor Contract Law which was promulgated by the State Council on September 18, 2008 and came into effect on the same day, governs the relationship between employers and employees and provides for specific provisions in relation to the terms and conditions of an employment contract. The Labor Contract Law stipulates that employment contracts must be in writing and signed. It imposes more stringent requirements on employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees.

Employee Social Insurance and Housing Provident Funds

Under applicable PRC laws and regulations, including the Social Insurance Law of The PRC, which was promulgated by SCNPC on October 28, 2010 and subsequently amended on December 29, 2018 and became effective on December 29, 2018, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, employers and/or employees (as the case may be) are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance, and to housing provident funds. These payments are made to local administrative authorities and employers who fail to contribute may be fined and ordered to rectify within a stipulated time limit.

Regulations related to leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the leasing term, use of the premises, rental and repair liabilities, etc., as well as other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, house may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits.

C. Organizational structure.

The following diagram illustrates the ownership structure of the Company after giving effect to our IPO:

1	Shareholding before/after the Offering
2	Star Fashion Culture Holdings Limited — the Registrant
3	Xiamen Star Fashion Culture Media Co., Ltd. — the PRC operating subsidiary of the Group

Subsidiary Name	Background	Ownership
Star Fashion Culture Limited (“Star Fashion (BVI)”)	Incorporated on September 4, 2023 as a BVI Business Company in the British Virgin Islands	100% owned by Star Fashion Culture Holdings Limited
Star Fashion Culture (Hong Kong) Limited (“Star Fashion (Hong Kong)”)	Incorporated on September 18, 2023 as a limited company in Hong Kong	100% owned by Star Fashion (BVI)
Xiamen Xingshu Shandian Culture Media Co., Ltd. (“WFOE”)	Incorporated on September 28, 2023 as a limited liability company in the PRC	100% owned by Star Fashion (Hong Kong)
Xiamen Star Fashion Culture Media Co., Ltd. (“Star Fashion (Xiamen)”)	Incorporated on August 11, 2015 as a limited liability company in the PRC	94.9905% owned by WFOE. 4.9995% owned by Star Fashion (Hong Kong) 0.0053% owned by Zhang Pingting. 0.0034% owned by Zhan Jie. 0.0005% owned by Fu Yao. 0.0004% owned by Cai Jianpeng. 0.0004% owned by Dong Chao.

D. Property, plant and equipment.

Our registered address is Room 401, No. 7 He Ning Er Road, Huli District, Xiamen City, Fujian Province. According to the “Certificate of Free Use of Residence and Business Premises” issued by the Huli Subdistrict Office of the People’s Government of Huli District, Xiamen City on July 17, 2023, the premise is owned by the Huli Subdistrict Office of Xiamen City and is provided to the Star Fashion (Xiamen) as a residence free of charge. The Company’s use of the premise as a registered address will terminate on July 16, 2024. However, as of the date of this Report, the Xiamen Huli Subdistrict Office has not been able to provide relevant property rights certificates. We have been advised by our PRC counsel that in the event the Huli Subdistrict Office of Xiamen City does not have the right to the property, the Company would not be able to continue utilizing the premise as registered address.

We leased Room 1203, No.611, Sishui Road, Huli District, Xiamen, China as our principal office. The lease for this space will terminate on April 30, 2024. As of the date of this Report, Xiamen Fengsheng Real Estate Agency Co., Ltd., the lessor, has not been able to provide the relevant property rights certificates. Furthermore, as of the date of this Report, the property has not been registered for rental use in accordance with the relevant PRC regulations. We have been advised by our PRC counsel that should the lease not be able to continue due to claims by a third party over the rights of the premise, the Company may not be able to continue its lease of the premise. Furthermore, while the enforceability of the lease agreement is not affected by the failure to register the property for rental use, according to the “Measures for the Administration of Commercial House Leasing”, the Company may be subject to fines of not less than RMB1,000 and not more than RMB10,000 due to failure by the parties of the lease agreement to register the property and lease agreement in a timely manner. As of the date of this Report, we have not been imposed any fines from the relevant authorities due to failure to register the relevant lease agreement.

WFOE’s registered address is A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China. According to the “Certificate of Free Use of Residence and Business Premises” issued by the Jinshan Street Subdistrict Office of the People’s Government of Huli District, Xiamen City on September 18, 2023, the premise is owned by the Huli Subdistrict Office of Xiamen City and is provided to the WFOE as a residence free of charge. WFOE’s use of the premise as registered address for WFOE will terminate on September 30, 2024. However, as of the date of this Report, the Xiamen Huli Subdistrict Office has not been able to provide relevant property rights certificates. We have been advised by our PRC counsel that in the event the Huli Subdistrict Office of Xiamen City does not have the right to the property, WFOE would not be able to continue utilizing the premise as registered address.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

As at the date of this Report, the Group is occupying the following premises:

Address	Purpose	Occupy Period
Room 401 – 64, No. 7, Hening 2nd Road, Huli District, Xiamen, China	Registered address of the Company	October 9, 2024 to October 8, 2025
Room 1203, No.611, Sishui Road, Huli District, Xiamen, China	Principal office	May 1, 2024 to April 30, 2025.
A1332, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China	Registered address of WFOE	July 15, 2024 to July 30, 2025

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this Annual Report, including those set forth under “Item 3. Key Information — D. Risk Factors.”

Exchange rate information

OVERVIEW

We are a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) online precision marketing services; and (iii) offline advertising services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. We first began operations in August 11, 2015 through our operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

Our primary services include marketing campaign planning and execution, where we have marketed a variety of events including marathons, sports events, and music festivals. We may provide in-house designed marketing solutions for customers looking to increase exposure to their product or event. We may also provide in-house designed marketing solutions for products and brand ambassadors looking to market their brand or products through traffic generated from the offline events. In implementing such marketing solutions, we may execute strategies including arranging for posters or procuring and arranging for promotional videos of the marketed product or brand to be displayed in different locations or at different times during the event. We perform design of posters or marketing material in-house, while working with third-party suppliers in order to produce the posters according to our design, as well as to produce promotional videos or performing the logistics of displaying the marketing materials. We may also integrate online media promotion strategies for our customers, including the provision of advertisement and marketing materials such as video or online articles on well-known leading online media channels, including Iqiyi, Xigua Channel, Weibo and WeChat. For online marketing content, we typically work with third-party suppliers in order to post contents based on parameters that we provide.

We offer online precision marketing services for customers, tailoring marketing strategies to the customer’s requests. We are able to provide content as an advertising carrier and integrate advertisements into different activities and videos for marketing purposes. By taking advantage of the various online media channels based in the PRC, including Iqiyi, Xigua Channel, Weibo and WeChat, we are able to promote marketing material effectively to the target market of the customer. Such marketing materials may include in-house designed marketing articles or videos created by third-party suppliers.

We offer offline advertising solutions to customers, tailoring marketing strategies to the customer’s requests. We are able to work with suppliers to provide marketing materials, including in-house designing and arranging for physical displays at various outdoor locations in the form of posters or LED display boards. After creating in-house designs, we are able to work with third-party suppliers to produce the marketing material and to display the marketing material on public transports including bus lines.

Our total revenues increased by RMB39.8 million, or 57.6%, to RMB108.8 million (US$15.0 million) for the year ended June 30, 2024, compared to RMB69.0 million for the year ended June 30, 2023. Our net income increased by RMB3.4 million, or 10.3%, to RMB11.2 million (US$1.5 million) for the year ended June 30, 2024, compared to RMB7.8 million for the year ended June 30, 2023. Our total revenues increased by RMB33.7 million, or 95.2%, to RMB69.0 million for the fiscal year ended June 30, 2023, compared to RMB35.4 million for the year ended June 30, 2022. Our net income increased by RMB5.3 million, or 214.4%, to RMB7.8 million for the fiscal year ended June 30, 2023, compared to RMB2.5 million for the fiscal year ended June 30, 2022.

A. Operating results

KEY FACTORS THAT AFFECT OPERATING RESULTS

The historical performance and outlook for our business are influenced by numerous factors, including the following:

Our ability to maintain our major customers.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the fiscal years ended June 30, 2022, 2023 and 2024, respectively, our top five customers, accounted for approximately 92.0%, 67.6% and 47.7% of our revenue. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

We cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, or continue at the same volume levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain collaboration with major vendors

We have built long-standing and stable relationships with major platform enterprises, suppliers and logistics companies. This collaborative approach allows us to provide our customers with unparalleled services, fostering a greater level of competitiveness in the content marketing industry. For the fiscal years ended June 30, 2022, 2023 and 2024, respectively, our top five suppliers, accounted for approximately 79.9%, 74.6% and 66.0% of our cost of revenue. We conduct a thorough screening process when assessing potential vendors, but there is no guarantee that they will possess the financial resources and business acumen required to operate successfully in their territories. Furthermore, vendors may modify or terminate agreements, which could have adverse consequences for our brand reputation if they do not comply with local laws and regulations, and negatively impact our franchise fees and royalties. As independent business owners, vendors are responsible for overseeing their daily operations, and we rely on them to uphold the quality and standards outlined in our agreements. Any deviation from these standards could harm our financial condition and results of operations.

Our ability to compete successfully.

The market for our services is highly competitive. We face competition from other companies in the content marketing industries. Our competition is mainly focused on factors such as improving user coverage, user engagement and brand awareness, and customer attraction and retention.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customers and completing more acquisitions. Some of our competitors may enter into business partnership agreements with each other to compete against us, which may affect our ability to obtain additional consumers. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Revenues	35,370,208	100.0	69,039,405	100.0	108,805,302	14,972,108	100.0
Cost of revenues	(26,436,102)	(74.7)	(49,526,432)	(71.7)	(91,812,080)	(12,633,763)	(84.4)
Gross profit	8,934,106	25.3	19,512,973	28.3	16,993,222	2,338,345	15.6

Operating expenses:
Selling and marketing expenses	(1,537,381)	(4.3)	(1,687,227)	(2.4)	(1,597,633)	(219,842)	(1.5)
General and administrative expenses	(4,595,996)	(13.0)	(7,170,716)	(10.4)	(1,338,931)	(184,243)	(1.2)
Total operating expenses	(6,133,377)	(17.3)	(8,857,943)	(12.8)	(2,936,564)	(404,085)	(2.7)
Operating income	2,800,729	8.0	10,655,030	15.5	14,056,658	1,934,260	12.9

Other (expenses)/income
Financial expenses, net	(437,995)	(1.2)	(450,342)	(0.7)	(225,227)	(30,992)	(0.2)
Government subsidies	-	-	340	-	1,000,065	137,614	0.9
Other income, net	230,792	0.7	235,423	0.3	114,891	15,810	0.1
Total other (expenses)/income, net	(207,203)	(0.5)	(214,579)	(0.4)	889,729	122,432	0.8

Profit before income tax expenses	2,593,526	7.5	10,440,451	15.1	14,946,387	2,056,692	13.7
Income tax expenses	(107,112)	(0.3)	(2,622,691)	(3.8)	(3,736,864)	(514,210)	(3.4)
Net income	2,486,414	7.2	7,817,760	11.3	11,209,523	1,542,482	10.3

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues consist of (i) revenues from marketing campaign planning and execution, in the way of using content as the carrier and integrating advertisements into various events and videos to achieve marketing purposes with the capabilities of campaign planning, design, operation and execution; (ii) revenues from online precision marketing, in the way of providing integrate online media promotion solutions for our customers. (iii) revenues from offline advertising, in the way of designing and arranging for display of outdoors marketing material on public transports including bus lines.

Our breakdown of revenues for the years ended June 30, 2022, 2023 and 2024 is summarized as below:

	For the years ended June 30,
	2022		2023		2024			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Revenues:
Marketing campaign planning and execution	19,432,684	54.9	55,590,318	80.5	72,551,148	9,983,370	66.7	30.5
Online precision marketing	3,031,567	8.6	6,112,910	8.9	31,619,104	4,350,934	29.0	417.3
Offline advertising	12,905,957	36.5	7,336,177	10.6	4,635,050	637,804	4.3	(36.8)
Total revenues	35,370,208	100.0	69,039,405	100.0	108,805,302	14,972,108	100.0	57.6

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of event design costs, online program production costs, live video broadcast costs, materials costs, and other content marketing and advertising related expenses purchased from suppliers. Such costs are recorded as incurred.

Our breakdown of cost of revenues for the years ended June 30, 2022, 2023 and 2024 is summarized as below:

	For the years ended June 30,
	2022		2023		2024			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Cost of revenues:
Marketing campaign planning and execution	13,169,376	49.8	38,093,605	76.9	60,926,791	8,383,806	66.4	59.9
Online precision marketing	2,501,901	9.5	5,220,639	10.6	27,083,121	3,726,761	29.5	418.8
Offline advertising	10,764,825	40.7	6,212,188	12.5	3,802,168	523,196	4.1	(38.8)
Cost of revenues	26,436,102	100.0	49,526,432	100.0	91,812,080	12,633,763	100.0	85.4

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit margin was 25.3%, 28.3% and 15.6%, respectively, for the years ended June 30, 2022, 2023 and 2024.

Our breakdown of gross profit by revenue streams for the years ended June 30, 2022, 2023 and 2024 is set forth below:

	For the years ended June 30,
	2022		2023			2024
	RMB	Margin	RMB	Margin	%	RMB	US$	Margin	%
Gross profit and margin
Marketing campaign planning and execution	6,263,308	32.2%	17,496,713	31.5%	89.7	11,624,357	1,599,565	16.0%	68.4
Online precision marketing	529,666	17.5%	892,271	14.6%	4.6	4,535,983	624,172	14.3%	26.7
Offline advertising	2,141,132	16.6%	1,123,989	15.3%	5.7	832,882	114,608	18.0%	4.9
Total	8,934,106	25.3%	19,512,973	28.3%	100.0	16,993,222	2,338,345	15.6%	100.0

Operating expenses

Operating expenses include selling and marketing expenses and general and administrative expenses. Selling and marketing expenses mainly consist of labor expenses and travel expenses for sales personnel, social and entertainment expenses and other miscellaneous selling expenses. General and administrative expenses mainly consist of salary and welfare for general and administrative personnel, rental and property management fee, professional fees, office expenses, and other miscellaneous corporate expenses.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years ended June 30, 2022, 2023 and 2024:

	For the years ended June 30,
	2022		2023		2024			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Operating expenses
Selling and marketing expenses	1,537,381	25.1	1,687,227	19.0	1,597,633	219,842	54.4	(5.3)
General and administrative expenses	4,595,996	74.9	7,170,716	81.0	1,338,931	184,243	45.6	(81.3)
Operating expenses	6,133,377	100.0	8,857,943	100.0	2,936,564	404,085	100.0	(66.8)

Our breakdown of selling and marketing expenses for the years ended June 30, 2022, 2023 and 2024 is summarized as below:

	For the years ended June 30,
	2022		2023		2024			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Selling and marketing expenses
Salaries and welfares	1,177,589	76.6	1,368,349	81.1	1,250,837	172,121	78.3	(8.6)
Travel and entertainment expenses	331,873	21.6	318,303	18.9	346,209	47,640	21.7	8.8
Others	27,919	1.8	575	-	587	81	-	2.1
Total sales and marketing expenses	1,537,381	100.0	1,687,227	100.0	1,597,633	219,842	100.0	(5.3)

Our breakdown of general and administrative expenses for the years ended June 30, 2022, 2023 and 2024 is summarized as below:

	For the years ended June 30,
	2022		2023		2024			Variance
	RMB	%	RMB	%	RMB	US$	%	%
General and administrative expenses
Credit losses	2,848,086	62.0	5,216,045	72.7	(344,330)	(47,381)	(25.7)	(106.6)
Salaries and welfares	998,062	21.7	1,239,777	17.3	1,351,734	186,005	101.0	9.0
Rental and property management fees	644,478	14.0	658,696	9.2	173,290	23,845	12.9	(73.7)
Professional fees	-	-	-	-	88,227	12,140	6.6	N/A
Others	105,370	2.3	56,198	0.8	70,010	9,634	5.2	24.6
Total general and administrative expenses	4,595,996	100.0	7,170,716	100.0	1,338,931	184,243	100.0	(81.3)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, and we are not subject to income or capital gains taxes. Additionally, upon payments of dividends by us to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands

Our subsidiary, Star Fashion Culture Limited (“Star Fashion (BVI)”) is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Star Fashion (BVI) is not subject to tax on income or capital gains. Additionally, upon payments of dividends by us to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Our subsidiary, Star Fashion Culture (Hong Kong) Limited (“Star Fashion (Hong Kong)”) is incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%. Additionally, upon payments of dividends by us to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not have operations outside of the PRC and none of our subsidiaries outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended June 30, 2022, 2023 and 2024.

Year Ended June 30, 2023 Compared to Year Ended June 30, 2024

Revenues

Our total revenues increased by approximately RMB39.8 million, or 57.6%, from approximately RMB69.0 million for the year ended June 30, 2023 to approximately RMB108.8 million (US$15.0 million) for the year ended June 30, 2024, primarily attributable to a notable growth of our marketing campaign planning and execution revenue and online precision marketing revenue.

Revenues from our marketing campaign planning and execution services increased by RMB17.0 million, or 30.5%, from RMB55.6 million for the year ended June 30, 2023 to RMB72.6 million (US$10.0 million) for the year ended June 30, 2024. The increase was mainly attributable the expansion of our client base as we undertook more events to enlarge our business. During the year ended June 30, 2024, we executed 16 events for 21 clients, compared with 8 events executed for 12 clients during the year ended June 30, 2023.

Revenues from our online precision marketing services increased by RMB25.5 million, or 417.3%, from RMB6.1 million for the year ended June 30, 2023 to RMB31.6 million (US$4.4 million) for the year ended June 30, 2024, primarily due to the successful launch of two precision marketing projects, which attracted 20 customers and involved multiple brands, bringing revenues of RMB31.3 million for the year ended June 30, 2024.

Revenues from our offline advertising services decreased by RMB2.7 million, or 36.8%, from RMB7.3 million for the year ended June 30, 2023 to RMB4.6 million (US$0.6 million) for the year ended June 30, 2024, which were due to that we continuously centralized our advertising business on online channels, which can provide our customers with more precise, diverse and value-added brand marketing solutions.

Cost of Revenues

Our cost of revenues increased by RMB42.3 million, or 85.4% from RMB49.5 million for the year ended June 30, 2023 to RMB91.8 million (US$12.6 million) for the year ended June 30, 2024.

Our cost of revenues for marketing campaign planning and execution increased by approximately RMB22.8 million, or 59.9%, from approximately RMB38.1 million for the year ended June 30, 2023 to approximately RMB60.9 million (US$8.4 million) for the year ended June 30, 2024, primarily due to more events hosted compared to the year ended June 30, 2023.

Our cost of revenues for online precision marketing services increased by approximately RMB21.9 million, or 418.8%, from approximately RMB5.2 million for the year ended June 30, 2023 to approximately RMB27.1 million (US$3.7 million) for the year ended June 30, 2024. The increase was in line with the boosted in revenues from online precision marketing.

Our cost of revenues for offline advertising services decreased by approximately RMB2.4 million, or 38.8%, from approximately RMB6.2 million for the year ended June 30, 2023 to approximately RMB3.8 million (US$0.5 million) for the year ended June 30, 2024. The decrease was in line with the decrease in revenues from offline advertising.

Gross Profit

Our gross profit decreased by RMB2.5 million, or 12.9%, from RMB19.5 million for the year ended June 30, 2023 to RMB17.0 million (US$2.3 million) for the year ended June 30, 2024. For the years ended June 30, 2023 and 2024, our overall gross profit margin was 28.3% and 15.6%, respectively, which was mainly attributable to the decrease in the profit margin of revenues from marketing campaign planning and execution. Gross profit margin of our marketing campaign planning and execution decreased from 31.5% for the year ended June 30, 2023 to 16.0% for the year ended June 30, 2024, which was primarily due to our price reduction strategy as an adjustment to the intensified market competition to sustain our market share.

Gross profit margin of our online precision marketing services slightly decreased from 14.6% for the year ended June 30, 2023 to 14.3% for the year ended June 30, 2024. Gross profit margin of our offline advertising services increased from 15.3% for the year ended June 30, 2023 to 18.0% for the year ended June 30, 2024.

Operating Expenses

Operating expenses decreased from RMB8.9 million for the year ended June 30, 2023 to RMB2.9 million (US$0.4 million) for the year ended June 30, 2024, representing a year-on-year decrease of 66.8%. This decrease was primarily attributable to the decreases in our selling expenses and general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses decreased by 5.3% from RMB1.7 million for the year ended June 30, 2023 to RMB1.6 million (US$0.2 million) for the year ended June 30, 2024, which was primarily attributable to a decrease of RMB0.1 million in employee payroll as a result of a reduction of staff because of personnel structure adjustment in selling and marketing department.

General and administrative expenses

General and administrative expenses decreased by RMB5.8 million, or 81.3% from RMB7.2 million for the year ended June 30, 2023 to RMB1.3 million (US$0.2 million) for the year ended June 30, 2024, which was primarily attributable to (i) we made allowance of advance to suppliers of RMB5.2 million in 2023 for three events as a result of the cancellation of such events and un-collectability of the prepayments that had been consumed; for the year ended June 30, 2024, there was RMB0.3 million reversal for the prior period impairment made due to the collection of such prepayment from suppliers; (ii) a decrease of RMB0.5 million in rental and property management fees due to the early termination of lease in 2023; partially offset by an increase of RMB0.1 million in staff cost.

Other non-operating (expenses)/income, net

Other non-operating (expenses)/income, net consist of government subsidies, financial expenses, net and other income, net.

Financial expenses, net decreased by 50.0% from RMB450,342 for the year ended June 30, 2023 to RMB225,227 (US$30,992) for the year ended June 30, 2024, which was primarily attributable to the decrease of our interest paid for partially repaying our short-term borrowings from banks.

Government subsidies increased to RMB1.0 million for the year ended June 30, 2024 from RMB340 for the year ended June 30, 2023, which was primarily attributable to the award obtained from Xiamen Government for our ongoing initial public offering.

Other income, net decreased by 51.2% from RMB235,423 for the year ended June 30, 2023 to RMB114,891 (US$15,810) for the year ended June 30, 2024, which was primarily attributable to the decrease in input value added tax additional deduction due to the termination of the relevant policy from January 1, 2024.

Income taxes expenses

Our income tax expenses were RMB2.6 million and RMB3.7 million (US$0.5 million) for the year ended June 30, 2023 and 2024, respectively. This increase was primarily attributable to the growth of net income for the year ended June 30, 2024.

Net income

As a result of the foregoing, our net income increased by RMB3.4 million, or 43.4%, from RMB7.8 million for the year ended June 30, 2023 to RMB11.2 million (US$1.5 million) for the year ended June 30, 2024.

Year Ended June 30, 2022 Compared to Year Ended June 30, 2023

Revenues

Revenues from our marketing campaign planning and execution services increased by RMB36.2 million, or 186.1%, from RMB19.4 million for the year ended June 30, 2022 to RMB55.6 million for the year ended June 30, 2023. The increase was mainly attributable ten customers newly acquired in 2023, contributing revenues of RMB37.1 million for the year ended June 30, 2023, as we concentrated more resources in marketing campaign planning and execution business. We successfully held two large marathon marketing campaigns in Kunming and Guizhou in the second half of 2022, involving multiple customers and multiple brands, that contributed revenue of RMB24.8 million to us.

Revenues from our offline advertising services decreased by 43.2%, from RMB12.9 million for the year ended June 30, 2022 to RMB7.3 million for the year ended June 30, 2023, which were due to that we centralized our advertising business on online channels, which can provide our customers with more precise, diverse and value-added brand marketing solutions.

Revenues from our online precision marketing services increased by RMB3.1million, or 101.6%, from RMB3.0 million for the year ended June 30, 2022 to RMB6.1 million for the year ended June 30, 2023, primarily due to two new customers we obtained, contributing revenues of RMB4.6 million for the year ended June 30, 2023.

Cost of Revenues

Our cost of revenues increased by RMB23.1 million, or 87.3% from RMB26.4 million for the year ended June 30, 2022 to RMB49.5 million for the year ended June 30, 2023.

Our cost of revenues for marketing campaign planning and execution increased by approximately RMB24.9 million, or 189.3%, from approximately RMB13.2 million for the year ended June 30, 2022 to approximately RMB38.1 million for the year ended June 30, 2023, which was in line with the boosted in marketing campaign planning and execution revenues. We engaged with six new suppliers in 2023, contributing cost of RMB15.9 million for the year ended June 30, 2023.

Our cost of revenues for offline advertising services decreased by approximately RMB4.6 million, or 42.3%, from approximately RMB10.8 million for the year ended June 30, 2022 to approximately RMB6.2 million for the year ended June 30, 2023. The decrease was in line with the decrease in revenues from offline advertising.

Our cost of revenues for online precision marketing services increased by approximately RMB2.7 million, or 108.7%, from approximately RMB2.5 million for the year ended June 30, 2022 to approximately RMB5.2 million for the year ended June 30, 2023. The increase was in line with the increase in revenues from precision marketing.

Gross Profit

Our gross profit increased by RMB10.6 million, or 118.4%, from RMB8.9 million for the year ended June 30, 2022 to RMB19.5 million for the year ended June 30, 2023. For the years ended June 30, 2022 and 2023, our overall gross profit margin was 25.3% and 28.3%, respectively, which was mainly attributable to the significant increase in the proportion of revenues from marketing campaign planning and execution with a high profit margin of 32.2% and 31.5% for the years ended June 30, 2022 and 2023, respectively.

Gross profit margin of our offline advertising services slightly decreased from 16.6% for the year ended June 30, 2022 to 15.3% for the year ended June 30, 2023. Gross profit margin of our online precision marketing services decreased from 17.5% for the year ended June 30, 2022 to 14.6% for the year ended June 30, 2023, which was primary due to we ceded part profits for obtaining more customers to open the precision marketing market and build our reputation in quality and service.

Operating Expenses

Operating expenses increased from RMB6.1 million for the year ended June 30, 2022 to RMB8.9 million for the year ended June 30, 2023, representing a year-on-year increase of 44.4%. This increase was primarily attributable to the increases in our selling expenses and general and administrative expenses. We anticipate that our operating expenses will continue to increase in connection with the expansion of our business operations and in anticipation for becoming a listed company.

Selling and marketing expenses

Selling and marketing expenses increased by 9.7% from RMB1.5 million for the year ended June 30, 2022 to RMB1.7 million for the year ended June 30, 2023, which was primarily attributable to an increase of RMB0.2 million in employee payroll resulting from our business growth.

General and administrative expenses

General and administrative expenses increased by RMB2.6 million, or 56.0% from RMB4.6 million for the year ended June 30, 2022 to RMB7.2 million for the year ended June 30, 2023, which was primarily attributable to (i) an increase of RMB2.4 million in bad debt expenses made for prepaid for suppliers attributable to the termination or cancellation of part of events due to the impact of COVID-19. (ii) an increase of RMB0.2 million in staff cost due to an increase of employee headcounts resulting from our business growth.

Other non-operating (expenses)/income, net

Other non-operating (expense)/income, net consists of other income, net and financial expenses, net.

Other income, net increased by 2.2% from RMB230,792 for the year ended June 30, 2022 to RMB235,763 for the year ended June 30, 2023, which was primarily attributable to an increase of RMB7,900 in VAT plus deduction due to the expansion of our business.

Financial expenses, net increased by 2.8% from RMB437,995 for the year ended June 30, 2022 to RMB450,342 for the year ended June 30, 2023, which was primarily attributable to the increase of our interest paid for our short-term borrowings from banks.

Income taxes expenses

Our income tax expenses were RMB0.1 million and RMB2.6 million for the year ended June 30, 2022 and 2023, respectively. This increase was primarily attributable to the growth of net income for the year ended June 30, 2023.

Net income

As a result of the foregoing, our net income increased by RMB5.3 million, or 214.4%, from RMB2.5 million for the year ended June 30, 2022 to RMB7.8 million for the year ended June 30, 2023.

B. Liquidity and capital resources

LIQUIDITY AND CAPITAL RESOURCES

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financings and capital contributions from our existing shareholders.

As of June 30, 2024, we had cash and cash equivalents balance of RMB1.3 million (US$0.2 million), and 100.0% of our cash and cash equivalents were held in mainland China and were denominated in Renminbi. Our net cash provided by operating activities was RMB0.3 million for the year ended June 30, 2022. Our net cash used in operating activities for the year ended June 30, 2023 was RMB29.6 million which was mainly due to the advance to suppliers for our online precision marketing services, leading to a significant increase in cash used in operating activities. In 2024, we achieved a cash inflow in operating activities of RMB7.2 million (US$1.0 million) as a result of the successful launch of online precision marketing services with prior-year input of funds.

We believe our current working capital is sufficient to support our operations for the next twelve months from the date of this Report. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date of this Report, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

To utilize the proceeds, we expect to receive from our IPO, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with NDRC and SAFE, and its local branches or qualified banks. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors — Risks Related to Doing Business in China — Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits.

Cash Flows

The table below sets forth our cash flows for the years ended June 30, 2022, 2023 and 2024.

	For the years ended				Change
	2022	2023	2024	2024	Amount	%
		RMB		US$	RMB
Net cash (used in)/provided by operating activities	257,958	(29,611,617)	7,234,032	995,435	36,845,649	(124.4)%
Net cash provided by/(used in) financing activities	(400,000)	29,620,180	(6,029,766)	(829,723)	(35,649,946)	(120.4)%
Net (decrease)/increase in cash	(142,042)	8,563	1,204,266	165,712	1,195,703	13,963.6%
Cash at the beginning of year	182,006	39,964	48,527	6,678	8,563	21.4%
Cash at the end of year	39,964	48,527	1,252,793	172,390	1,204,266	2,481.6%

Operating activities

Net cash provided by operating activities was RMB7.2 million (US$1.0 million) for the year ended June 30, 2024, which primarily reflected our net income of RMB11.2 million as mainly offset by reversal of allowance for advance to suppliers of RMB0.3 million and amortization of operating lease right-of-use assets of RMB0.1 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB16.5 million in advance to suppliers; (ii) an increase of RMB1.2 million in contract liabilities and RMB1.0 million in accounts payable; (iii) an increase of RMB3.6 million in income tax payable due to the profit incurred for the year ended June 30, 2024; and (iv) an increase of RMB0.3 million in accrued expenses and other current liabilities, primarily attributable the incremental costs accrued for our initial public offering (“IPO”); partially offset by (i) an increase of RMB26.0 million in accounts receivable due to the huge growth of our marketing revenues.

Net cash used in operating activities was RMB29.6 million for the year ended June 30, 2023, which primarily reflected our net income of RMB7.8 million as mainly offset by allowance for advance to suppliers of RMB5.2 million attributable to the termination or cancellation of three events due to the impact of COVID-19, amortization of operating lease right-of -use asset of RMB0.5 million, and recognition of deferred tax assets of RMB1.3 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB9.1 million in accounts receivable; and (ii) an increase of RMB10.1 million in advance to suppliers due to the huge growth of our marketing revenues; (iii) a decrease of RMB25.6 million in contract liabilities; (iv) a decrease of RMB3.2 million in accrued expenses and other current liabilities, primarily attributable the decrease of VAT payable due to the decrease of contract liabilities; partially offset by (i) an increase of 2.8 million in accounts payable; and (ii) an increase of RMB3.9 million in income tax payable due to the profit incurred for the year ended June 30, 2023.

Net cash provided by operating activities was RMB0.3 million for the year ended June 30, 2022, which primarily reflected our net income of RMB2.4 million as mainly offset by wrote off advance to suppliers of RMB2.8 million attributable to the cancellation of one event due to the impact of COVID-19, amortization of operating lease right-of-use asset of RMB0.4 million. Adjustment for changes in operating assets and liabilities primarily consisted of (i) a decrease of RMB4.6 million in accounts receivable; (ii) an increase of RMB24.2 million in contract liabilities; partially offset by (i) an increase of RMB19.6 million in advance to suppliers; (ii) a decrease of RMB7.4 million in accounts payable; and (iii) a decrease of RMB7.2 million in accrued expenses and other current liabilities.

Financing activities

For the year ended June 30, 2024, our net cash used in financing activities was RMB6.0 million (US$0.8 million), which was primarily attributable to (i) repayments of short-term borrowings of RMB7.5 million; (ii) payment for deferred offering cost of RMB5.0 million; and (iii) repayment of loans to related parties of RMB30.0 million; partially offset by (i) proceeds from borrowings of RMB5.0 million; and (ii) proceeds from shareholder contributions of RMB31.5 million.

For the year ended June 30, 2023, our net cash provided by financing activities was RMB29.6 million, which was primarily attributable to (i) proceeds from short-term borrowings from banks of RMB7.6 million; (ii) proceeds from loans provided by related parties of RMB30 million; and was mainly offset by repayments of short-term borrowings of RMB8.0 million.

For the year ended June 30, 2022, our net cash used in financing activities was RMB0.4 million, which was primarily attributable to proceeds from short-term borrowings of RMB8.0 million; and repayments of bank borrowings of RMB8.4 million.

CONTINGENCIES

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2024:

	Payments due by period
	Total	Within one year	Within 1-2 years
	RMB	RMB	RMB
Bank borrowings	4,700,000	4,700,000	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.

HOLDING COMPANY STRUCTURE

Star Fashion Culture Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China. As a result, Star Fashion Culture Holdings Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficit as determined under PRC accounting standards as of June 30, 2024. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our subsidiaries in PRC only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

We do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after our IPO. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this Report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. See “Regulation — Regulations Related to Foreign Exchange and Dividend Distribution” for details of such procedures.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

C. Research and development, patents and licenses

Our current projects utilize intellectual property that typically belongs to the customer or event holders. We look to develop our own intellectual property in the future, in order to provide customers with our brand for their events during promotion. This may include promoting events such as marathons under our own branding.

D. Trend information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

We prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing our financial statements, you should consider our selection of critical accounting policies, our judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this proxy statement/prospectus.

Revenue recognition

Our revenues are mainly generated from Marketing campaign planning and Execution, Offline Advertising Services and Online Precision Marketing Services.

We recognize revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). A description of our principal revenue generating activities is as follows:

Marketing campaign planning and Execution

We primarily generate revenues by providing customized marketing campaign planning and execution services upon requests from its customers, including event design, logistics, layout of events, materials preparation, actual event set-up and implementation. During the planning and execution of the events, we choose various contents as the carrier and integrates advertisements into offline events and online videos to achieve marketing purposes. We account for a contract of marketing campaign planning and execution when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, and the contract price is fixed.

For marketing campaign planning and execution, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by customer’s acknowledgement of completion on such event and activity, online program or video, as the customer neither simultaneously receives and consumes the benefits provided by our performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as we perform.

Offline Advertising Services

We also generate revenues by designing and arranging for display of offline marketing materials mainly on public transports such as bus lines. The consideration of offline advertising services is fixed stated in the contract. We conclude we have a stand ready obligation to fulfil all service and considers the offline advertising services as a single performance obligation. We adopt the output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress.

Online Precision Marketing Services

We generate revenues from online precision marketing by designing and integrating advertisements, marketing materials as well as promotion videos into different online platforms, such as video and social media platforms, including Iqiyi, Xigua Channel, Weibo and Wechat, etc. The consideration of precision marketing is fixed stated in the contract. We conclude it has a stand ready obligation to fulfill all service and considers the series of online precision marketing as a single performance obligation. We adopt the output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress.

Quantitative and Qualitative Disclosures about Market Risks

Foreign currency risk

The conversion of RMB into foreign currencies shall be subject to relevant laws and regulations. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash.

Foreign currency exchange rate risk

We mainly carry out our operations in the PRC with most transactions settled in Renminbi. As of June 30, 2024, our cash and cash equivalent balance was denominated in Renminbi. Our management considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. Our cash denominated in Renminbi amounted to RMB48,527 and RMB1.3 million (US$0.2 million) as of June 30, 2023 and 2024, respectively.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2022, 2023 and 2024.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We monitor receivable balances on an ongoing basis and our exposure to bad debts is not significant.

Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (‘‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU from July 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group adopted the ASU from July 1, 2023, which did not have a material impact on the Group’s financial results or financial position.

In November 2023, the FASB issued ASU No 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyzes. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this Update do not change or remove those disclosure requirements. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. For all public entities that are required to report segment information in accordance with Topic 280, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group expects the adoption of this ASU will not have a material effect on the Company’s combined financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position
Liu Xiaohua	41	Chief Executive Officer, Chairman of the Board of Directors, Director
Zhang Pingting	35	Chief Financial Officer, Director
Wei Meizhong*	54	Independent Director
You Zhi*	47	Independent Director
Gung Leut Ming*	33	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. LIU Xiaohua has been our chief executive officer and Director since August 11, 2023. Mr. Liu has had over 6 years of management experience. Mr. Liu has been working as supervisor of our operating subsidiary, Star Fashion (Xiamen), since July, 2023. From July 2021 to June 2023, Mr. Liu has been a manager at Quanzhou Quanshi Goods Trading Co. From August, 2016 to June, 2021, Mr. Liu has also worked as CEO at Quanzhou Quick Shang Trading Co., a trading company, from August 2016 to June 2021.

Ms. ZHANG Pingting has been our chief financial officer and Director since August 11, 2023. Ms. Zhang has had over 10 years of accounting experience. Ms. Zhang has been a supervisor from July 2015 to June 2023, and the legal representative, executive director, manager, chief financial officer since July 2023, of our operating subsidiary, Star Fashion (Xiamen). Ms. Zhang also worked concurrently from 2022 to August 2023 as the chief financial officer at Quanzhou Quanshi Goods Trading Co. Ltd., and concurrently as the chief financial officer at Jinjiang Dongheng Automobile Service Co. from 2019 to 2022. From 2010 to 2015, she worked as an accountant at Jinjiang Guoyi Trading Co. Ms. Zhang graduated from Quanzhou Vocational College of Economics and Business in 2008 with an associate degree.

Ms. WEI Meizhong will be our independent director effective upon effectiveness of this registration statement. Ms. Wei has had over 20 years financial experience. Since 2019, she was executive director and CFO of Xiamen Yushu Trading Co., from 2008 to 2022, she was CFO of Fujian Zhonghengjia Construction Co., from 1998 to 2008, she was CFO of Quanzhou Sida Crafts Co., from 1990 to 1998, she was a procurement manager at Yongan Dongho Garment Factory in the PRC. Ms. Wei graduated from Quanzhou Liming University in 1990 with a degree in financial management.

Mr. YOU Zhi will be our independent director effective upon effectiveness of this registration statement. Mr. You has had over 15 years experience in the legal industry. He has been a senior partner since 2005 at Fujian Tianheng & Associates Law Firm in the PRC. Mr. You graduated from Fujian Normal University, School of Economics and Law, in 2000 with a degree in politics, and from Xiamen University Law School in 2005 with a Masters of Laws (LLM).

Mr. GUNG Leut Ming will be our independent director effective upon effectiveness of this registration statement. Mr. Gung has had over 8 years of experience in the field of finance. From May 2016 to September 2020, he was a financial strategist at Guotai Junan Securities (Hong Kong) Limited dealing with securities and futures contracts. During the period from August 2016 to September 2020, he was also involved in leveraged foreign exchange trading at Guotai Junan FX Limited. Both Guotai Junan Securities (Hong Kong) Limited and Guotai Junan FX Limited are subsidiaries of Guotai Junan International Holdings Limited (HKEX: 1788). From September 2020 to December 2021, Mr. Gung was a Finance VP at Mooyi International Holding Limited. Since December 2021, Mr. Gung has been the chief executive officer of Pushu Capital Group Limited. Since May 2024, Mr. Gung has also been an independent director of Intelligent Group Limited (NASDAQ: INTJ). Mr. Gung graduated with a bachelor degree in automation at the Nanjing University of Science and Technology in June 2014, and Masters of science in engineering (industrial engineering and logistics management) at the University of Hong Kong in November 2016.

B. Compensation.

For the years ended June 30, 2024 and 2023,  we paid nil in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Employment Agreements

We will enter into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers until the executive officer’s successor is duly elected or appointed and qualified or until the executive officer’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the employment agreement, the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. We may terminate the employment without cause upon thirty (30) days’ advance notice in writing to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Clawback Policy

In connection with the IPO, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the year ended June 30, 2024, we have not sought any recoupment of incentive compensation of the Covered Executives.

C. Board Practices.

Our Board of Directors consists of five Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of Wei Meizhong, You Zhi, and Gung Leut Ming is an “independent director” as defined under the Nasdaq rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this Report is a part. We intend to adopt a charter for each of the three committees effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this Report is a part. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee will consist of our three independent Directors, and will be chaired by Wei Meizhong. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Wei Meizhong qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the consolidated financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited consolidated financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee

Our Compensation Committee will consist of our three independent Directors, and will be chaired by Gung Leut Ming. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consist of our three independent Directors, and will be chaired by You Zhi. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.95

Foreign Private Issuer Exemption

After the consummation of our IPO, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

D. Employees.

We had 17 and 22 full-time employees as of June 30, 2024 and 2023, respectively. The following table sets forth the numbers of our full-time employees categorized by function as of June 30, 2024:

	As of June 30, 2024
Functions	Number	% of Total Employees
Management and administrative	5	29.41%
Sales and Marketing	10	58.82%
Finance	2	11.76%
Total	17	100.0%

The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this Report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned Prior to Our IPO							Shares Beneficially Owned After Our IPO (assuming no exercise of over-allotment option)					Shares Beneficially Owned After Our IPO (assuming full exercise of over-allotment option)
	Class A Ordinary Shares			Class B Ordinary Shares			Aggregate Voting Power	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Name of Beneficial Owners	Number		%(1)	Number		%(1)	%(2)	Number	%(1)	Number	%(1)	%(2)	Number	%(1)	Number	%(1)	%(2)
Directors and Executive Officers:
Liu Xiaohua	—		—	—		—	—	—	—	—	—	—
Zhang Pingting	3,700,000	(3)	37%	1,300,000	(3)	13%	76.96%	3,700,000	30.45%	1,300,000	10.70%	70.02%	3,700,000	29.67%	1,300,000	10.42%	69.09%
All directors and executive officers as a group	3,700,000		37%	1,300,000		13%	76.96%	3,700,000	30.45%	1,300,000	10.70%	70.02%	3,700,000	29.67%	1,300,000	10.42%	69.09%

5% shareholders:
Xingji ZhangPingting Limited	3,700,000	(3)	37%	1,300,000	(3)	13%	76.96%	3,700,000	30.45%	1,300,000	10.70%	70.02%	3,700,000	29.67%	1,300,000	10.42%	69.09%
Zhan Jie	3,200,000	(4)	32%	—		—	14.76%	3,200,000	26.33%	—	—	13.41%	3,200,000	25.65%	—	—	13.24%
Xingji ZhanJie Limited	3,200,000	(4)	32%	—		—	14.76%	3,200,000	26.33%	—	—	13.41%	3,200,000	25.65%	—	—	13.24%
Fu Yao	500,000	(5)	5%	—		—	2.30%	500,000	4.12%	—	—	2.10%	500,000	4.01%	—	—	2.07%
Intersteller F.Y Limited	500,000	(5)	5%	—		—	2.30%	500,000	4.12%	—	—	2.10%	500,000	4.01%	—	—	2.07%
Wen Hao Xiang	500,000		5%	—		—	2.30%	500,000	4.12%	—	—	2.10%	500,000	4.01%	—	—	2.07%

(1)	Giving effect to the reorganization of our Ordinary Shares, applicable percentage of ownership is based on 10,000,000 Ordinary Shares outstanding as of the date of this Report.
(2)	Applicable percentage of ownership is based on 12,150,000 Ordinary Shares outstanding immediately after the offering. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to ten (10) votes per share.
(3)	Zhang Pingting beneficially owns in aggregate 50% of the outstanding Ordinary Shares of the Company and in aggregate 76.96% voting power before the Offering, through her 100% ownership of Xingji Zhang Pingting Limited.
(4)	Zhan Jie beneficially owns in aggregate 32% of the Company before the Offering, through his 100% ownership of Xingji Zhan Jie Limited.
(5)	Fu Yao beneficially owns in aggregate 5% of the Company before the Offering, through her 100% ownership of Intersteller F.Y Limited.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

The following is a summary of transactions since 2021 and up to the date of this Report to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this Report captioned “Management”.

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Mr. Zhan Jie	Principal shareholder
2	Mrs. Zhang Pingting	Principal shareholder

Material Transactions with Related Parties

The Company entered into the following transactions with related parties for the fiscal years ended June 30, 2022, 2023 and 2024.(1)

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Loans from related parties
Mr. Zhan Jie	-	15,000,180	-
Mrs. Zhang Pingting	-	15,000,000	-

Repayment of loans to related parties
Mr. Zhan Jie	-	-	15,000,000
Mrs. Zhang Pingting	-	-	15,000,000

Capital injection from related parties
Mr. Zhan Jie	-	-	15,000,000
Mrs. Zhang Pingting	-	-	15,000,000
Mr. Wen Haoxiang	-	-	1,500,000

Loans of RMB30.0 million from Mr. Zhan Jie and Mrs. Zhang Pingting for the year ended June 30, 2023 were to supplement working capital, and were unsecured interest-free and repayable on demand. On July 6, 2023, the Company repaid the related-party loans of RMB30.0 million. On the same day, Star Fashion (Xiamen) received its registered capital of RMB15.0 million and RMB15.0 million from Mr. Zhan Jie and Mrs. Zhang Pingting, respectively, who were the original shareholders of Star Fashion (Xiamen) before the Reorganization owing the subscription of share capital before until this settlement.

On October 12, 2023, the Company issued and allotted an aggregate of 500,000 Class A Ordinary Shares at a consideration of RMB1,500,000 to Mrs. Huang Xijun. On November 29, 2023, Mrs. Huang Xijun transferred all its equity to Mr. Wen Haoxiang, another new investor, with a consideration of RMB1,500,000.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

Our Board of Directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Our authorized share capital is US$50,000 divided into 4,980,000,000 Class A Ordinary Shares of a par value of US$0.00001 per Share and 20,000,000 Class B Ordinary Shares of a par value of US$0.00001 per Share.

As of the date of this Report, we have 10,850,000 Class A Ordinary Shares, 1,300,000 Class B Ordinary Shares issued and outstanding.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-280198) originally filed with the Securities and Exchange Commission on June 14, 2024, as amended.

The following are a summary of the material provisions in our amended and restated memorandum and articles of association:

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights. On a poll, holders of our shares shall be entitled to one vote per share save that each holder of Class B Ordinary Shares shall be entitled to exercise ten (10) votes for each Class B Ordinary Share he or she holds on any and all matters. On a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of at least two-thirds of such members, as being entitled to do so, vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Shareholders’ general meetings may be convened by a majority of our board of directors, the chairman of the board, any two directors or any director and the secretary. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting (if any) and advance notice of at least fourteen clear days is required for the convening of any other general meeting of our shareholders. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. If a general meeting is to be held in two or more places, the technology that will be used to facilitate the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors. Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum required for any general meeting of shareholders consists of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by or on behalf of each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Articles.

Voting at any shareholders’ general meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who individually or together hold not less than 10% of the voting rights of all those who have a right to vote on the resolution.

Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Transfer of Ordinary Shares. Subject to any applicable requirements set forth in the Articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, the restrictions set out below, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Capital Market or in any other form approved by our board of directors, executed by or on behalf of:

●	where the Class A Ordinary Shares are fully paid, that shareholder; and

●	where the Class A Ordinary Shares are partly paid, that shareholder and the transferee.

The transferor shall be deemed to remain the holder of the Class A Ordinary Shares until the name of the transferee is entered into our register of members.

Where the Class A Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any such Class A Ordinary Shares that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares transferred are fully paid and free of any lien in favor of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine after compliance with any notice required of The Nasdaq Capital Market; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. If our company is wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment and such shareholders shall (subject to receiving at least 14 clear days prior notice specifying when and where payment is to be made), pay to us the amount called on their shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

The shares that have been called upon and remain unpaid are subject to forfeiture.

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption, Repurchase, and Surrender of Shares. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may (i) issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issue of those shares; (ii) repurchase any of our shares including any redeemable shares on such terms and in such manner as have been approved by our board of directors; and (iii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors may determine at the time of such variation. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no issued shares of our company other than shares held as treasury shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Share Capital. Subject to the Companies Act, our shareholders may, by ordinary resolution:

●	increase its share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares;

●	convert all or any of our fully paid-up shares into stock, and reconvert that stock into fully paid-up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Issuance of Additional Shares. Subject to the provisions of the Companies Act and our amended and restated memorandum and articles of association regarding redemption and purchase of the shares, our amended and restated memorandum and articles of association authorizes our board of directors to allot (with or without confirming rights of renunciation) grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide, issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Subject to the approval by our shareholders by way of special resolution, our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued preference shares. Issuance of these shares may dilute the voting power of holders of shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited consolidated financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association (as may be amended from time to time) for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection by shareholders of that company;

●	does not have to hold an annual general meeting;

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	may not issue negotiable or bearer shares but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

In the opinion of our Cayman counsel, Ogier, payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of the Class A ordinary shares nor will gains derived from the disposal of the Class A ordinary shares be subject to Cayman Islands income or corporation tax.

In the opinion of our Cayman counsel, Ogier, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Class A Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenue gains from the sale of Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the arrangement between mainland China and Hong Kong, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise is 5%, if the Hong Kong enterprise owns at least 25% of the PRC enterprise. According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is http://www.xmxingji.com. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign currency risk

The conversion of RMB into foreign currencies shall be subject to relevant laws and regulations. The value of the RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash.

Foreign currency exchange rate risk

We mainly carry out our operations in the PRC with most transactions settled in Renminbi. As of December 31, 2023, our cash and cash equivalent balance was denominated in Renminbi. Our management considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. Our cash denominated in Renminbi amounted to RMB48,527 and RMB204,887 (US$28,858), as of June 30, 2023 and December 31, 2023, respectively.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2022 and 2023 and six months ended December 31, 2023.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We monitor receivable balances on an ongoing basis and our exposure to bad debts is not significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

We estimate that we will receive net proceeds from our IPO of approximately US$9.06 million, if the underwriters do not exercise their over-allotment option, and US$10.67 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. These estimates are based upon an assumed initial offer price of $4.00 per share, the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this Report.

We plan to use the net proceeds of our IPO in the following order of priority:

●	approximately 40% for creating derivative works and developing intellectual properties;
●	approximately 30% for mergers and acquisitions within the industry[1]; and
●	the balance to fund for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of our IPO. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of our IPO differently than as described in this Report.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

1	As of the date of this Report, the Company has not identified any mergers and acquisitions targets, nor entered into any agreements or letter of intent with any potential mergers and acquisition targets. The Company intends to locate companies operating in the same content marketing industry as potential mergers and acquisition targets as part of its future strategy.

c. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that WEI Meizhong qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, our members of our Board of Directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of our IPO.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDIGN FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Memorandum and Articles of Association of the Registrant, effective as at October 12, 2023

2.1*	Description of Registrant’s Securities

4.1**	Application for Shares by Interstellar F.Y Limited, dated October 12, 2023

4.2**	Application for Shares by Xingji ZhanJie Limited, dated October 12, 2023

4.3**	Application for Shares by Xingji DongChao Limited, dated October 12, 2023

4.4**	Application for Shares by Xingji CaiJianpeng Limited, dated October 12, 2023

4.5**	Application for Shares by Xingji ZhangPingting Limited, dated October 12, 2023

4.6**	Application for Shares by Huang Xijun, dated October 12, 2023

4.7**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Zhang Pingting

4.8**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Zhan Jie

4.9**	Share Transfer Agreement dated October 7, 2023 between Star Fashion Culture (Hong Kong) Limited and Huang Xijun

4.10**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Dong Chao

4.11**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Cai Jianpeng

4.12**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Fu Yao

4.13**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Fu Yao

4.14**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Cai Jianpeng

4.15**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Dong Chao

4.16**	Share Transfer Agreement dated August 25, 2023 between Zhan Jie and Huang Xijun

4.17**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Jiangxi Pinzhi Culture Communication Co., Ltd. (2020 Danxia Mountain Marathon)

4.18**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Jiangxi Pinzhi Culture Communication Co., Ltd. (2021 Nanning Green Field Music Festival)

4.19**	Service Agreement between Xiamen Second Future Technology Co., Ltd. and Star Fashion Culture Media Co., Ltd. (Creation and Promotion)

4.20**	Service Agreement between Xiamen Second Future Technology Co., Ltd. and Star Fashion Culture Media Co., Ltd. (Pony Planet)

4.21**	Service Agreement between Jiangxi Magnesium Tower Cultural Broadcasting Co., Ltd. and Star Fashion Culture Media Co., Ltd.

4.22**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Shenzhen Baiyi Brothers Network Technology Co., Ltd.

4.23**	Guarantee agreement dated October 29, 2020 between Zhan Jie and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.24**	Cashflow Loan Agreement dated October 29, 2020 between Xiamen Star Fashion Culture Media Co., Ltd. and Xiamen International Bank

4.25**	Combined Facility Agreement dated December 3, 2021 between Xiamen Star Fashion Culture Media Co., Ltd. and Xiamen International Bank

4.26**	Guarantee Agreement dated December 3, 2021 between Zhan Jie and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.27**	Supplemental Agreement to Combined Facility Agreement dated December 14, 2021 between Xiamen Star Fashion Culture Media Co., Ltd., Xiamen International Bank, Zhan Jie and Tang Xiaohuan

4.28**	Guarantee Agreement dated December 15, 2021 between Tang Xiaohuan and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.29**	Lease agreement dated December 29, 2020 regarding the property 12F, No.611, Sishui Road, Huli District, Xiamen, China

4.30**	Certificate of Free Use of Residence and Business Premises dated July 17, 2023 regarding the property Room 401 64, No. 7, Hening 2nd Road, Huli District, Xiamen, China

4.31**	Certificate of Free Use of Residence and Business Premises dated September 18, 2023, regarding the property A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China

4.32**	Director Agreement between the Registrant and Liu Xiaohua

4.33**	Director Agreement between the Registrant and Zhang Pingting

4.34**	Independent Director Agreement between the Registrant and Wei Meizong

4.35**	Independent Director Agreement between the Registrant and You Zhi

4.36**	Independent Director Agreement between the Registrant and Gung Leut Ming

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended June 30, 2024, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STAR FASHION CULTURE HOLDINGS LIMITED

Date: November 13, 2024	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

STAR FASHION CULTURE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Star Fashion Culture Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Fashion Culture Holdings Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group’s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023
Singapore
November 13, 2024

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In RMB, except share and per share data or otherwise noted)

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$ Note 2 (e)
ASSETS
Current assets
Cash	48,527	1,252,793	172,390
Accounts receivable, net	15,464,417	41,469,595	5,706,406
Advance to suppliers, net	24,238,403	8,086,631	1,112,757
Prepaid expenses and other current assets	6,917	167,290	23,020
Amounts due from related parties	-	24,300	3,344
Deferred offering cost	-	7,663,172	1,054,488
Total current assets	39,758,264	58,663,781	8,072,405

Non-current assets
Right-of-use assets, net	728,885	-	-
Deferred tax assets, net	1,304,011	1,217,929	167,593
Total non-current assets	2,032,896	1,217,929	167,593

TOTAL ASSETS	41,791,160	59,881,710	8,239,998

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Short-term borrowings	7,220,000	4,700,000	646,742
Accounts payable	17,175,713	18,153,400	2,497,991
Contract liabilities	896,226	2,115,522	291,106
Income tax payable	4,007,990	7,642,696	1,051,670
Accrued expenses and other current liabilities	1,898,026	4,839,631	665,955
Lease liabilities - current	480,813	-	-
Amounts due to related parties	30,143,382	-	-
Total current liabilities	61,822,150	37,451,249	5,153,464

Non-current liabilities
Lease liabilities - non-current	248,072	-	-
Total non-current liabilities	248,072	-	-

TOTAL LIABILITIES	62,070,222	37,451,249	5,153,464

Commitments and contingencies (Note 11)

Shareholders’ (deficit)/equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 8,700,000 Class A ordinary shares issued and outstanding as of June 30, 2023 and 2024, respectively)	631	631	87
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2023 and 2024, respectively)	94	94	13
Subscription receivable	(725)	(725)	(100)
Additional paid-in capital	-	31,500,000	4,334,544
Accumulated deficit	(20,279,062)	(9,069,539)	(1,248,010)
Total shareholders’ (deficit)/equity	(20,279,062)	22,430,461	3,086,534
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	41,791,160	59,881,710	8,239,998

The accompanying notes are an integral part of these consolidated financial statements.

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In RMB, except share and per share data or otherwise noted)

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2 (e)
Revenues	35,370,208	69,039,405	108,805,302	14,972,108
Cost of revenues	(26,436,102)	(49,526,432)	(91,812,080)	(12,633,763)
Gross profit	8,934,106	19,512,973	16,993,222	2,338,345

Operating expenses
Selling and marketing expenses	(1,537,381)	(1,687,227)	(1,597,633)	(219,842)
General and administrative expenses	(4,595,996)	(7,170,716)	(1,338,931)	(184,243)
Total operating expenses	(6,133,377)	(8,857,943)	(2,936,564)	(404,085)

Income from operations	2,800,729	10,655,030	14,056,658	1,934,260

Other (expenses)/income, net
Financial expenses, net	(437,995)	(450,342)	(225,227)	(30,992)
Government subsidies	-	340	1,000,065	137,614
Other income, net	230,792	235,423	114,891	15,810
Total other (expenses)/income, net	(207,203)	(214,579)	889,729	122,432

Income before income tax expenses	2,593,526	10,440,451	14,946,387	2,056,692
Income tax expenses	(107,112)	(2,622,691)	(3,736,864)	(514,210)
Net income	2,486,414	7,817,760	11,209,523	1,542,482

Total comprehensive income	2,486,414	7,817,760	11,209,523	1,542,482

Net profit per share - Basic and diluted	0.25	0.78	1.12	0.15

Weighted average shares outstanding used in calculating basic and diluted loss per share	10,000,000	10,000,000	10,000,000	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(In RMB, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Subscription	Additional paid-in	Accumulated	Total shareholders’
	Share	Amount	Share	Amount	receivable	capital	deficit	(deficit)/equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2021	8,700,000	631	1,300,000	94	(725)	-	(30,583,236)	(30,583,236)
Net income	-	-	-	-	-		2,486,414	2,486,414
Balance as of June 30, 2022	8,700,000	631	1,300,000	94	(725)	-	(28,096,822)	(28,096,822)
Net income	-	-	-	-	-		7,817,760	7,817,760
Balance as of June 30, 2023	8,700,000	631	1,300,000	94	(725)	-	(20,279,062)	(20,279,062)
Net income	-	-	-	-	-	-	11,209,523	11,209,523
Contribution from shareholders	-	-	-	-	-	31,500,000	-	31,500,000
Balance as of June 30, 2024	8,700,000	631	1,300,000	94	(725)	31,500,000	(9,069,539)	22,430,461
Balance as of June 30, 2024 (US$)	8,700,000	87	1,300,000	13	(100)	4,334,544	(1,248,010)	3,086,534

The accompanying notes are an integral part of these consolidated financial statements

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In RMB, except share and per share data or otherwise noted)

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$ Note 2 (e)
Cash flows from operating activities:
Net income	2,486,414	7,817,760	11,209,523	1,542,482
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Allowance/(reversal of allowance) for credit losses	2,848,086	5,216,045	(344,330)	(47,381)
Depreciation and amortization	2,973	-	-	-
Amortization of operating lease right-of-use assets	442,139	461,070	118,320	16,281
Deferred tax assets	-	(1,304,011)	86,082	11,845
Changes in operating assets and liabilities:	-
Accounts receivable	4,654,134	(9,140,806)	(26,005,178)	(3,578,432)
Advance to suppliers	(19,569,134)	(10,118,390)	16,496,102	2,269,939
Prepaid expenses and other current assets	249,008	59,134	(160,373)	(22,068)
Amounts due from related parties	-	-	(24,300)	(3,344)
Accounts payable	(7,362,843)	2,830,114	977,687	134,534
Contract liabilities	24,192,441	(25,609,138)	1,219,296	167,781
Income tax payable	(183,163)	3,908,566	3,634,706	500,152
Accrued expenses and other current liabilities	(7,180,140)	(3,206,683)	288,199	39,653
Lease liabilities	(442,139)	(461,070)	(118,320)	(16,277)
Amounts due to related parties	120,182	(64,208)	(143,382)	(19,730)
Net cash (used in)/provided by operating activities	257,958	(29,611,617)	7,234,032	995,435

Cash flows from financing activities:
Proceeds from borrowings	8,000,000	7,600,000	5,000,000	688,023
Repayments of borrowings	(8,400,000)	(7,980,000)	(7,520,000)	(1,034,786)
Proceeds of loans from related parties	-	30,000,180	-	-
Payment for deferred offering cost	-	-	(5,009,766)	(689,367)
Repayment of loans to related parties	-	-	(30,000,000)	(4,128,137)
Proceeds from shareholder contributions	-	-	31,500,000	4,334,544
Net cash provided by/(used in) financing activities	(400,000)	29,620,180	(6,029,766)	(829,723)

Net (decrease)/increase in cash	(142,042)	8,563	1,204,266	165,712
Cash at the beginning of year	182,006	39,964	48,527	6,678
Cash at the end of year	39,964	48,527	1,252,793	172,390

Supplemental disclosure of cash flow information:
Income tax paid	7,688	14,116	16,076	2,212
Interest paid	435,656	447,955	198,746	27,348

Supplemental disclosure of non-cash investing and financing activities
Decrease in operating lease right-of-use asset and liabilities due to termination of lease contracts	-	-	610,565	84,017

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and principal activities

(a)	Principal activities

Star Fashion Culture Holdings Limited (“Star Fashion”, “the Company”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on August 11, 2023. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is a content marketing solutions services provider with principal operations and geographic markets in the People’s Republic of China (“PRC”). The Company completed its initial public offering (“IPO”) on October 11, 2024.

(b)	Reorganization

In anticipation of an IPO of its equity securities, the Company incorporated Star Fashion Culture Limited (“Star Fashion (BVI)”) under the laws of British Virgin Islands, as its direct wholly-owned subsidiary, on September 4, 2023. Star Fashion (BVI) incorporated Star Fashion Culture (Hong Kong) Limited (“Star Fashion (Hong Kong)”) under the laws of Hong Kong on September 18, 2023.

Xiamen Star Fashion Culture Media Co., Ltd. (“Star Fashion (Xiamen)”) is the primary operating subsidiary of the Company in the PRC. On August 11, 2023, the Company issued proportionate shares to the original shareholders (the “Original Shareholders”) of Star Fashion (Xiamen), resulted in the same shareholding structure of the Company and Star Fashion (Xiamen).

On August 25, 2023, one of the Original Shareholders entered into agreement to transfer 5% of equity interests of Star Fashion (Xiamen) to a new third-party investor. The 5% equity was transferred on September 8, 2023.

On September 28, 2023, Star Fashion (Hong Kong) directly invested in Xiamen Xingshu Shandian Culture Media Co., Ltd (“WFOE”) under the laws of PRC, as its direct wholly-owned subsidiary.

On October 7, 2023, the Original Shareholders transferred 95% of equity interests of Star Fashion (Xiamen) to WFOE, and the third-party investor transferred the remaining 5% of equity interests of Star Fashion (Xiamen) to Star Fashion (Hong Kong). The transfers effected on October 16, 2023. Since then, Star Fashion (Xiamen) became a wholly-owned subsidiary of the Company.

On October 12, 2023, the Company issued shares to the third-party investor for 5% shareholding in Star Fashion, which was later transferred to a new investor (the “New Investor”) on November 29, 2023.

On October 24, 2023, the Original Shareholders entered into agreement to increase a capital injection (the “Capital Injection”) into Star Fashion (Xiamen), subsequently directly held, in aggregate, 0.01% shareholding of Star Fashion (Xiamen). The transfer effected on October 24, 2023. The 0.01% shareholding consisted of ordinary shares of Star Fashion (Xiamen) with no preference voting rights.

Subsequent to the Capital Injection, the Company holds 99.99% shareholdings of Star Fashion (Xiamen).

Due to the fact that the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed on October 24, 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

1.	Organization and principal activities – Continued

As of June 30, 2024, the Company’s principal subsidiaries are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:
Star Fashion (BVI)	September 4, 2023	British Virgin Islands	100%	Investment holding
Star Fashion (Hong Kong)	September 18, 2023	Hong Kong	100%	Investment holding
WFOE	September 28, 2023	PRC	100%	Investment holding
Star Fashion (Xiamen)	August 11, 2015	PRC	99.99%	Event hosting and marketing service

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Group have been eliminated upon consolidation. All intercompany transactions and balances among the Group have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, allowance for doubtful accounts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2.	Summary of significant accounting policies – Continued

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and the Company’s subsidiaries incorporated in Cayman, British Virgin Islands and Hong Kong is US dollars (“US$”), while the functional currency of the Company’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income.

The consolidated financial statements of the Group’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statements of changes in equity and a component of other comprehensive income in the consolidated statement of operations and comprehensive income.

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)	Cash

Cash consists of cash on hand and in bank, and deposits that can be added to or withdrawn without limitation, which are unrestricted as to withdrawal and use.

(g)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit loss. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses as of June 30, 2023 and 2024 was nil.

2.	Summary of significant accounting policies – Continued

(h)	Advance to suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Group or refund an advance. The allowance for advance to suppliers as of June 30, 2023 and 2024 were RMB5,216,045 and RMB4,871,715, respectively.

(i)	Deferred offering costs

Deferred offering costs consist of underwriting, legal, advisory and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

(j)	Borrowings

Borrowings comprise short-term borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(k)	Related parties and transactions

The Group identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(l)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

2.	Summary of significant accounting policies – Continued

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, amounts due to related parties, and other payables included in accrued expenses. As of June 30, 2023 and 2024, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments.

(m)	Credit Losses

On July 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments” using the modified retrospective method, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19.ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

The Group’s accounts receivable, amounts due from related parties and other receivable which is included in prepaid expenses and other assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses the roll-rate method to measure the expected credit losses of account receivables, amounts due from related parties and other receivables, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-date method for both current conditions and forecast of economic conditions. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from, the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

The cumulative effect from the adoption as of July 1, 2023 was nil to the consolidated financial statements. For the year ended June 30, 2024, allowance of credit losses made by the Group was nil by applying ASC 326.

2.	Summary of significant accounting policies – Continued

(n)	Revenue recognition

The Group’s revenues are mainly generated from marketing campaign planning and execution, offline advertising services and online precision marketing services.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). A description of the principal revenue generating activities of Group is as follows:

Marketing campaign planning and execution

The Group primarily generates revenues by providing customized marketing campaign planning and execution services upon requests from its customers, including event design, logistics, layout of events, materials preparation, actual event set-up and implementation. During the planning and execution of the events, the Group chooses various contents as the carrier and integrates advertisements into offline events and online videos to achieve marketing purposes. The Group accounts for a contract of marketing campaign planning and execution when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, and the contract price is fixed.

For marketing campaign planning and execution, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by customer’s acknowledgement of completion on such event and activity, online program or video, as the customer neither simultaneously receives and consumes the benefits provided by the Group’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Group performs.

Offline advertising

The Group also generates revenues by designing and arranging for display of offline marketing materials mainly on public transports such as bus lines. The consideration of offline advertising services is fixed stated in the contract. The Group concludes it has a stand ready obligation to fulfill all service and considers the offline advertising services as a single performance obligation. The Group adopts the output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress.

Online precision marketing

The Group generates revenues from precision marketing by designing and integrating advertisements, marketing materials as well as promotion videos into different online platforms, such as video and social media platforms, including Iqiyi, Xigua Channel, Weibo and Wechat, etc. The consideration of precision marketing is fixed stated in the contract. The Group concludes it has a stand ready obligation to fulfill all service and considers the series of online precision marketing as a single performance obligation. The Group adopts the output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress.

Principal versus agent considerations

For all of the revenue types, relevant services were mainly purchased from third parties, and the Group evaluates the presentation of revenue on a gross versus net basis based on whether it controls the services before transfers them to customers. The Group considers itself the principal for transactions that it is in control of establishing the transaction price, and it is primary responsible for fulfilling the promises to provide relevant marketing campaign planning and execution, offline advertising and online precision marketing services to the customer. Therefore, such revenues are reported on a gross basis.

2.	Summary of significant accounting policies – Continued

The following table disaggregates the Group’s revenue for the years ended June 30, 2022, 2023 and 2024:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
By revenue type:
Marketing campaign planning and execution	19,432,684	55,590,318	72,551,148
Online precision marketing	3,031,567	6,112,910	31,619,104
Offline advertising	12,905,957	7,336,177	4,635,050
Total	35,370,208	69,039,405	108,805,302

Contract assets and liabilities

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Contract liabilities type：
In time	25,971,938	424,528	2,115,522
Over time	533,426	471,698	-
Total	26,505,364	896,226	2,115,522

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer when that right is conditioned on something other than the passage of time. The Group has no contract assets as of June 30, 2023 and 2024.

Contract liabilities represent the obligation to transfer services to a customer for which the entity has received consideration from the customer. Contract liabilities were RMB896,226 and RMB2,115,522 as of June 30, 2023 and 2024, respectively. The Group expects to recognize the balance of contract liabilities as revenue in the next 12 months.

(o)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Cost of revenues primarily consists of online program production costs, live video broadcast costs, materials costs, and other event hosting and marketing related expenses purchased from suppliers. Such costs are recorded as incurred.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of labor expenses and travel expenses for sales personnel, social and entertainment expenses and other miscellaneous selling expenses.

(q)	General and administrative expenses

General and administrative expenses mainly consist of salary and welfare for general and administrative personnel, rental and property management fee, office expenses, and other miscellaneous corporate expenses.

2.	Summary of significant accounting policies – Continued

(r)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses recorded for such employee benefits amounted to RMB133,081, RMB182,475 and RMB213,318 for the years ended June 30, 2022, 2023 and 2024 respectively.

(s)	Income taxes

The Group accounts for current income taxes in accordance with the laws and regulations of the relevant tax jurisdictions. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred income tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at June 30, 2023 and 2024, respectively.

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended June 30, 2022, 2023 and 2024, respectively, as there were no uncertain tax positions.

The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (US$13,760). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

2.	Summary of significant accounting policies – Continued

(t)	Value added tax (“VAT”)

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the face of balance sheet. The Group records revenue net of value added tax and related surcharges.

(u)	Leases

From July 1, 2020, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

2.	Summary of significant accounting policies – Continued

(v)	Net profit per share

In accordance with ASC 260, Earnings per Share, basic net profit per share is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net profit per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive.

(w)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(x)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (’‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU from July 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group adopted the ASU from July 1, 2023, which did not have a material impact on the Group’s financial results or financial position.

In November 2023, the FASB issued ASU No 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyzes. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in this Update do not change or remove those disclosure requirements. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. For all public entities that are required to report segment information in accordance with Topic 280, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

2.	Summary of significant accounting policies – Continued

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group expects the adoption of this ASU will not have a material effect on the Company’s combined financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	Accounts receivable, net

	As of June 30,
	2023	2024
	RMB	RMB
Accounts receivable	15,464,417	41,469,595
Less: allowance of credit losses	-	-
Accounts receivable, net	15,464,417	41,469,595

4.	Advance to suppliers, net

The balance of advance to suppliers, net consisted of the following:

	As of June 30,
	2023	2024
	RMB	RMB
2024 Harbin Longevity Forest Marathon	-	4,230,000
2023 Online promotion	20,857,233	-
2021 Baoding Marathon	3,870,439	3,870,439
2024 Golden Show Half Marathon	-	2,676,000
2022 Kunming Plateau half horse	560,506	560,506
2023 Wanfenglin Half Marathon	-	532,011
2022 Guizhou Ring Leigong Mountain Marathon	785,100	440,770
2023 Pony fun exercise class	2,000,000	128,277
2023 Beautiful Creation Camp	1,179,245	42,242
2022 Pony Fun Sports class Season 2	117,736	-
2022 SCO Kunming Marathon	38,575	-
Others	45,614	478,101
Total	29,454,448	12,958,346
Less: allowance of credit losses	(5,216,045)	(4,871,715)
Total advance to suppliers, net	24,238,403	8,086,631

(1)	For the year ended June 30, 2022, the Group wrote off advance to suppliers of RMB2,848,086 for one event as a result of the cancellation of such event and relevant prepayments was determined to be not collectable. For the year ended June 30, 2023, the Group made allowance of advance to suppliers of RMB5,216,045 for three events as a result of the cancellation of such events and un-collectability of the prepayments that had been consumed. For the year ended June 30, 2024, there was RMB344,330 reversal for the prior period impairment made due to the collection of such prepayment from suppliers.

4.	Advance to suppliers, net – Continued

The movements in the allowance of doubtful accounts were as follows:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Beginning balance	-	-	5,216,045
Additions	-	5,216,045	-
Reversal	-	-	(344,330)
Ending balance	-	5,216,045	4,871,715

5.	Short-term borrowings

	As of June 30,
	2023	2024
	RMB	RMB
Short-term borrowings
Xiamen International Bank Co., Ltd. (“Xiamen International”)	7,220,000	4,700,000
Total	7,220,000	4,700,000

Short-term borrowings represented amounts due to Xiamen International Bank to be matured within one year, with annual interest rate of 4.0%. The borrowings were newly proceeded with amount RMB5,000,000, started on December 6, 2023 and would mature on December 6, 2024. The borrowings were guaranteed by a principal shareholder of the Group, Mr. Zhan Jie and his spouse. The bank borrowings were for working capital and capital expenditure purposes. As of June 30, 2024, the borrowings of RMB300,000 had been repaid, with RMB4,700,000 was still outstanding.

Interest expenses were RMB435,656, RMB447,955 and RMB198,746 for short-term borrowings for the years ended June 30, 2022, 2023 and 2024, respectively.

6.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2023	2024
	RMB	RMB
Deferred offering costs in accrued expenses and other current liabilities	-	2,701,406
Accrued payroll and welfare	515,240	680,682
Borrowing from third parties (1)	633,157	647,463
Other tax payable	561,604	389,319
Others (2)	188,025	420,761
Total accrued expenses and other current liabilities	1,898,026	4,839,631

(1)	Borrowings from third parties were to supplement working capital for project bidding and these borrowings are usually settled in a short time.

(2)	Others were mainly composed of personal social security costs payable.

7.	Leases

Effective on July 1, 2020, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	728,885	-

Lease liabilities – current	480,813	-
Lease liabilities – non-current	248,072	-
Total operating lease liabilities	728,885	-

For the year ended June 30, 2024, the Group derecognized the right-of-use assets due to early termination of long-term lease contract, and entered into a new leasing for office for twelve months. Since the Group elected the short-term lease exemption for all contracts with lease term of twelve months or less, the Group did not recognize the right-of-use assets and lease liabilities for such new short-term lease accordingly. And the Group adopted simplified calculation in lease expenses thereafter.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	461,070	118,320

The weighted average remaining lease terms and discount rates for the operating lease for the years of June 30, 2022, 2023 and 2024 were as follows:

	For the years ended June 30,
	2022	2023	2024
Weighted average remaining lease term (years)	2.5	1.50	-
Weighted average discount rate	4.20%	4.20%	-

For the years ended June 30, 2022, 2023 and 2024, the lease expenses were as follows:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expense	504,000	504,000	126,000
Short-term rental expenses	-	-	11,314

8.	Related party transactions

The principal related parties with which the Group had significant transactions during the periods presented were as follows:

No.	Names of related parties	Relationship
1	Mr. Zhan Jie	Principal shareholder
2	Mrs. Zhang Pingting	Principal shareholder
3	Mr. Wen Haoxiang	Principal shareholder

Amounts due from related parties consisted of the following for the periods indicated:

	As of June 30,
	2023	2024
	RMB	RMB
Mr. Zhan Jie	-	24,300

8.	Related party transactions – Continued

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,
	2023	2024
	RMB	RMB
Mr. Zhan Jie	15,143,382	-
Mrs. Zhang Pingting	15,000,000	-
Amounts due to related parties	30,143,382	-

The amount due to related parties were unsecured interest-free and repayable on demand.

During the years ended June 30, 2022, 2023 and 2024, the Group had the following significant related party transactions:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Loans from related parties
Mr. Zhan Jie	-	15,000,180	-
Mrs. Zhang Pingting	-	15,000,000	-

Repayment of loans to related parties
Mr. Zhan Jie	-	-	15,000,000
Mrs. Zhang Pingting	-	-	15,000,000

Capital injection from related parties
Mr. Zhan Jie	-	-	15,000,000
Mrs. Zhang Pingting	-	-	15,000,000
Mr. Wen Haoxiang	-	-	1,500,000

On July 6, 2023, the Group repaid the related-party loan of RMB30,000,000. On the same day, Star Fashion (Xiamen), the primary operating subsidiary of the Company received its registered capital of in the amount of RMB30,000,000 from Mr. Zhan Jie and Mrs. Zhang Pingting.

9.	Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands (“BVI”)

Star Fashion (BVI) is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Star Fashion (BVI) is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Star Fashion (BVI) to its shareholders, no BVI withholding tax will be imposed.

9.	Income tax – Continued

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for the years ended June 30, 2022, 2023 and 2024, respectively, as it did not have assessable profit during the periods presented.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended June 30, 2022, 2023 and 2024.

The income tax provision consisted of the following components:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expenses	107,112	3,926,702	3,650,782
Deferred income tax benefits	-	(1,304,011)	86,082
Total	107,112	2,622,691	3,736,864

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate was as follows:

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Income before income tax	(2,593,526)	(10,440,451)	(14,946,387)
Expected taxation at PRC statutory tax rate	648,382	2,610,113	3,736,597
Impact of preferential tax rates	(543,705)	-	-
Non-deductible expenses	2,435	12,578	267
Income tax expenses	107,112	2,622,691	3,736,864

9.	Income tax – Continued

As of June 30, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2022, 2023 and 2024 the Company did not have any significant interest or penalties associated with uncertain tax positions. The significant components of the net deferred tax assets are summarized below:

	As of June 30,
	2023	2024
	RMB	RMB
Deferred tax assets:
Allowance of doubtful accounts	1,304,011	1,217,929
Less: Valuation allowance	-	-
Total deferred tax assets, net	1,304,011	1,217,929

For entities incorporated in PRC mainland, net loss can be carried forward for five years. The Group had losses carried forward amounting to nil as of June 30, 2024. As of June 30, 2023 and 2024, deferred tax assets from allowance of doubtful accounts were RMB1,304,011 and RMB1,217,929, respectively. No valuation allowance has been made for these deferred tax assets because management reliably estimate the benefit of potential tax assets would be realized.

10.	Equity

(a) Ordinary shares

On August 11, 2023, the Company issued and allotted an aggregate of 95 ordinary shares at a consideration of US$0.0001 per share.

On October 12, 2023, the Company undertook a share subdivision to subdivided issued and unissued ordinary share with a par value of USD 0.0001 each in the share capital of the Company into 10 shares with a par value of USD 0.00001 each, the authorized share capital of the Company shall become USD 50,000 divided into 5,000,000,000 ordinary shares of par value USD 0.00001 each (the “Share Subdivision”). Immediately after completion of the Share Subdivision, the authorized share capital of the Company was approved to be redesignated from 5,000,000,000 ordinary shares of par value USD 0.00001 each to into (i)4,980,000,000 Class A ordinary shares of par value USD 0.00001 each (the Class A Ordinary Shares) and (ii)20,000,000 Class B ordinary shares of par value USD 0.00001 each (the Class B Ordinary Shares),and each holder of Class A Ordinary Shares shall be entitled to one vote for each Class A Ordinary Share held; and each holder of Class B Ordinary Shares shall be entitled to ten votes for each Class B Ordinary Share held on any and all matters (the “Share Redesignation”). As a result, the originally issued 95 ordinary shares were divided and redesignated into 820 Class A Ordinary Shares and 130 Class B Ordinary Shares.

Meanwhile, the Company issued and allotted 8,199,180 Class A Ordinary Shares and 1,299,870 Class B Ordinary Shares at a consideration of US$0.00001 per share. Consequently, there were 8,700,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares in the aggregate. The insurance of shares, Share Subdivision and Share Redesignation were considered as a part of the reorganization of the Group and the share and per share are presented on a retroactive basis.

(b) Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2023 and 2024, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were nil and RMB31,500,000, respectively.

11.	Commitments and contingencies

(a) Operating lease commitments

As of June 30, 2024, there were no unconditional purchase obligations, such as future lease payment under non-cancelable agreements, that had not been recognized on the balance sheet.

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of June 30, 2024 and through the issuance date of these consolidated financial statements.

12.	Concentration and risk

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended June 30,
	2022	2023	2024
Percentage of the Group’s total revenue
Customer A	53%	16%	16%
Customer B	*	*	10%
Customer C	*	21%	*
Customer D	*	18%	*
Customer E	*	11%	*
Customer F	13%	*	*
Customer G	10%	*	*

*	Represented the percentage below 10%

12.	Concentration and risk – Continued

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2023	2024
Percentage of the Group’s accounts receivable
Customer A	45%	26%
Customer H	23%	17%
Customer B	*	12%
Customer I	*	11%
Customer C	26%	10%

*	Represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of June 30,
	2023	2024
Percentage of the Group’s contract liabilities
Customer J	*	32%
Customer K	53%	30%
Customer L	*	25%
Customer D	47%	*

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended June 30,
	2022	2023	2024
Percentage of the Group’s total cost of revenue
Supplier A	*	10%	23%
Supplier B	*	*	16%
Supplier C	13%	18%	10%
Supplier D	19%	20%	*
Supplier E	10%	17%	*
Supplier F	*	10%	*
Supplier G	27%	*	*
Supplier H	11%	*	*

*	Represented the percentage below 10%

12.	Concentration and risk – Continued

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s advance to suppliers:

	As of June 30,
	2023	2024
Percentage of the Group’s advance to suppliers
Supplier D	*	23%
Supplier I	*	22%
Supplier J	*	19%
Supplier E	13%	12%
Supplier K	*	10%
Supplier A	71%	*

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s accounts payable:

	As of June 30,
	2023	2024
Percentage of the Group’s accounts payable
Supplier B	*	35%
Supplier L	*	22%
Supplier G	25%	12%
Supplier H	28%	11%
Supplier C	29%	*

*	Represented the percentage below 10%

Currency risk

The Group mainly carries out operations in the PRC with most transactions settled in Renminbi. As of June 30, 2023, the Group’s cash and cash equivalent balance was denominated in Renminbi. The Group considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. The Group’s cash denominated in Renminbi amounted to RMB48,527 and RMB1,252,793, as of June 30, 2023 and 2024, respectively.

Interest rate risk

The Group is exposed to interest rate risk on interest-bearing assets and liabilities. As part of asset and liability risk management, the Group reviews and takes appropriate steps to manage interest rate exposures on interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2022, 2023 and 2024.

Liquidity risk

The Group is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. The Group monitors receivable balances on an ongoing basis and our exposure to bad debts is not significant.

13.	Subsequent events

The Company has evaluated events subsequent through November 13, 2024, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

14.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for The Company to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of June 30,
	2023	2024
	RMB	RMB
ASSETS
Investment in subsidiaries	-	22,430,461
Total assets	-	22,430,461

LIABILITIES
Investment in subsidiaries	20,279,062	-
Total liabilities	20,279,062	-

Shareholders’ (deficit)/equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 8,700,000 Class A ordinary shares issued and outstanding as of June 30, 2023 and 2024, respectively)	631	631
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2023 and 2024, respectively)	94	94
Subscription receivable	(725)	(725)
Additional paid-in capital	-	31,500,000
Accumulated deficit	(20,279,062)	(9,069,539)
Total shareholders’ (deficit)/equity	(20,279,062)	22,430,461

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQITY	-	22,430,461

Condensed Statements of operations and comprehensive income

	For the years ended June 30,
	2022	2023	2024
	RMB	RMB	RMB
Operating profit:
Equity in profit of subsidiaries	2,486,414	7,817,760	11,209,523

Profit before income tax expenses	2,486,414	7,817,760	11,209,523
Income tax expenses		-	-
Net profit	2,486,414	7,817,760	11,209,523

Condensed Statements of Cash Flows

There were no cash flow activities of the parent company for the years ended June 30, 2022, 2023 and 2024, respectively.