Form 20-F
period 2025-06-30
Star Fashion Culture Holdings Ltd
filed 2025-11-12
CIK 2003061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

None

The registrant had 12,650,000 Class A ordinary shares issued and outstanding as of June 30, 2025.

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

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“Class A Ordinary Shares” refers to the Company’s Class A ordinary shares, par value US$0.00001 per share, with 4,980,000,000 Class A Ordinary Shares authorized and 12,650,000 Class A Ordinary Shares outstanding as of the date of this Report.

●	“Class B Ordinary Shares” refers to the Company’s Class B ordinary shares, par value US$0.00001 per share, with 20,000,000 Class B Ordinary Shares authorized and 1,300,000 Class B Ordinary Shares outstanding as of the date of this Report.

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Report only;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Star Fashion” refer to Star Fashion Culture Holdings Limited, a Cayman Islands company that will issue the Class A Ordinary Shares being offered. References to the “Group” refers to Star Fashion and its subsidiaries.

●	“IPO” refers to our initial public offering of 2,150,000 Class A ordinary shares, $ US$0.00001 par value per share;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Fashion Culture Holdings Limited., consisting of Class A Ordinary Shares and Class B Ordinary Shares;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

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

We depend on key suppliers to obtain a number of our products with our top five suppliers accounted for approximately 74.6%, 66.0% and 45.0% of your cost of revenue during the fiscal years ended June 30,2023, 2024 and 2025, respectively. Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to secure new licensing deal with event organizers, perform online marketing or to arrange for display of offline marketing content. Our ability to carry out our business operations will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

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

We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.

While we have not been the subject of any cyber-attacks or IT system failures that have had a material impact on our Group, our business may be impacted by such attacks or system failures in the future. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. A cyberattack or system failure may result in operational downtimes and/or delays, which may have a detrimental impact on our ability to provide services to our customers.

We handle the personal data of customers in the ordinary course of providing services to customers. While we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary or other key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology, or IT, systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liabilities, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material and adverse effect on our business, financial condition and results of operations.

Cybersecurity attack incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material and adverse effect on our business, financial condition and results of operations.

We are dependent on our top customers. If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Maintaining existing customers and developing new customers are always essential to our success. We are heavily dependent on our top customers. For the year ended June 30, 2025 our top 5 customers contributed to approximately 52% of our revenue. For the year ended June 30, 2024 our top 5 customers contributed to approximately 48% of our revenue. For the year ended June 30, 2023, our top 4 customers contributed to approximately 61% of our revenue.

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

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for our referral services. As of June 30, 2024 and 2025 our accounts receivable balance amounted to approximately RMB41.47 million and RMB43.78 million (US$6.11 million), respectively. This growth in receivables reflects, in part, our growth in revenues. If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact the competitive position of our services or prevent us from being able to expand and provide our services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions, such changes could have an adverse effect on our business, financial condition, results of operations. During the financial year period ended June 30, 2025, we have not been adversely affected by any international trade policies, including recently-imposed tariffs affecting certain products manufactured in China.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of amendment of memorandum and articles of association and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to ten (10) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Zhang Pingting, our Chief Financial Officer and controlling shareholder, beneficially owns approximately 35.85% of our outstanding Ordinary Shares representing 65.10% of the total voting power of the aggregate voting power of our Company. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

We receive principally most of our revenues in RMB. Under our current corporate structure, our Company in the Cayman Islands will rely on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. To the extent cash in the business is in the PRC or in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Star Fashion Culture Holdings Limited and its subsidiaries by the PRC government to transfer cash, and we cannot assure you that the PRC government will not intervene in or impose restrictions on the ability of Star Fashion and its subsidiaries to transfer cash. The future currency conversion system may also prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands.

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

Upon completion of our IPO, we became a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of our IPO, we become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

On November 29, 2023, Huang Xijun transferred 5% equity interest to Wen Hao Xiang (the “New Investor”).

Subsequent to the Capital Injection, the Company holds 99.99% shareholdings of Star Fashion (Xiamen).

On October 15, 2024, the Company closed its initial public offering of an aggregate 2,150,000 Class A Ordinary Shares at a price of $4.00 per share.

On December 5, 2024, Star Fashion (BVI) respectively reviewed and approved the “Star Fashion Culture Holdings Limited 2024 Equity Incentive Plan”. On December 18, 2024，the company approved the proposal for the registration and submission of the registration statement of 1.8 million Class A ordinary shares for the employee stock ownership plan. On December 19, 2024, the company publicly filed the “FORM S-8 Registration Statement” with the U.S. Securities Exchange, planning to issue 1.8 million Class A ordinary shares for equity incentives. Between January 8, 2025 and January 13, 2025, the company issued 600,000 Class A Ordinary shares to each of three employees (Zhuang Xueyue, Chen Jiayi, and Kang Baofeng), totaling 1.8 million Class A Ordinary shares, par value US$0.00001 per share, all of which were unrestricted shares.

On January 16, 2025, Star Fashion (Hong Kong) directly invested in Susong Star Fashion Technology Co., Ltd  (“Star Fashion (Susong)” ) under the laws of PRC, as its direct wholly-owned subsidiary.

On July 1, 2025, the Company’s registration on Form F-1 went effective for the offering of 20,000,000 Class A Ordinary Shares at an offering price of US$0.40 per share, on a best-efforts basis with Westpark Capital as Placement Agent. Together with the offering by the Company, an aggregate of 4,000,000 Class A Ordinary Shares were also registered for resale by Xingji ZhangPingting Limited and Xingji ZhangJie Limited.

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

Revenue from our events planning and execution services was RMB55.6 million, RMB 72.6 million and RMB61.4 million for the fiscal years ended June 30, 2023, 2024 and 2025, respectively, which accounted for 80.5%, 66.7% and 50.8% of our total revenue for those fiscal years, respectively.

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

Revenue from our online precision marketing services was RMB6.1 million, RMB31.6 million and RMB56.7 million for the fiscal years ended June 30, 2023, 2024 and 2025, respectively, which accounted for 8.9%, 29.0% and 46.9% of our total revenue for those fiscal years, respectively.

Client Acquisition Channels

●	Marketing campaign planning and Execution.

We believe we have built up strong connections within the events industry and, as a result, our existing customers and cooperative third-party service providers regularly refer potential customers to us. In addition, our connections allow us to keep up to date with offline events occurring, such that we can secure IP licensing rights in a timely manner for sub-licensing as part of our Marketing campaign planning and Execution services to our customers wishing to market their products or brand through such offline events.

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

Services

Depending the goal of each event, our content marketing services may include one or a combination of the following responsibilities:

●	Planning. Through our established network and connections in the industry, we are able to secure marketing rights to events hosted in various regions in the PRC. We then help clients looking to market their products in order to plan the details of their marketing strategy, including logistics, budget, venue, entertainment, catering, and contingency plans, as well as the sublicensing of marketing rights from us to the client, such that they are able to collaborate with the event in marketing their products.

●	Design. We provide in-house design services, including event logo and mascot creation, concept, and appearance, exhibition model design, and venue dressing.

●	Production. Through third-party event material producers, we produce event materials such as signs and banners, badges and name-tags, promotional items, and gift and award items.

●	Reception. We arrange the invitation and reception of key participants of an event

●	Execution. We arrange decoration of venues, distribution of event materials, and supervise the execution of other aspects of events.

●	Analysis. We provide after-marketing campaign planning and execution and collect event participant feedback, summarize the results of event execution, and issue detailed reports to clients for evaluation purposes.

CUSTOMERS

Our major customers which accounted for 10.0% or more of our Group’s total revenue for FY 2025, FY 2024 and/or FY 2023 are as follows:

	For the years ended June 30,
	2023	2024	2025
Percentage of the Group’s total revenue
Customer A	*	*	13.4%
Customer B	*	*	12.7%
Customer C	16.3%	16.1%	12.3%
Customer D	*	10.4%	*
Customer E	20.8%	*	*
Customer F	17.7%	*	*
Customer G	10.9%	*	*

Except as disclosed above, our Directors are of the view that, as of June 30, 2025, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this Report, none of the Directors or Principal Shareholders of the Company or their respective associates has any interest, direct or indirect, in any of our customers.

SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 10.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2025, FY 2024 and/or FY 2023 are as follows:

	For the years ended June 30,
	2023	2024	2025
Percentage of the Group’s total cost of revenue
Supplier A	*	*	11.0%
Supplier B	10.0%	22.7%	*
Supplier C	*	16.4%	*
Supplier D	18.1%	9.6%	*
Supplier E	19.8%	*	*
Supplier F	17.1%	*	*
Supplier G	9.7%	*	*

Except as disclosed above, our Directors are of the view that, as of June 30, 2025, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

As of the date of this Report, none of our Directors or Principal Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

SEASONALITY

Our operating results and operating cash flows historically have not been subject to seasonal variations.

COMPETITION

The market concentration of content marketing and precision marketing industry is relatively dispersed in the PRC since differentiated competition in terms of price, service, and creativity among competitors deriving from downstream clients’ various requirements such as promotion purpose, targeted customers’ type, regional coverage, etc. The major players in content marketing and precision marketing industry include Beijing Many Idea Cloud Technology Co., Ltd., Hefei Ranyan Network Technology Co., Ltd., Xiamen Second Future Technology Co., Ltd., Many Idea HK, Xiamen Pop Culture Co., Ltd. Xinjiang Many Idea Culture Communication Co., Ltd. and Xingsheng E-Commerce (Hong Kong) Co., Ltd. which have outstanding financial performance, product and service quality, and industry reputation.

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

Based on the nature of our PRC subsidiaries’ current business and our understanding of current PRC laws and regulations, neither the Company nor our PRC subsidiaries are required to file for cybersecurity review before the Offering and the Listing. However, since the relevant laws and regulations were recently adopted, the interpretation and implementation of these laws and regulations are still subject to current and future PRC laws. Therefore, there can be no assurance that the governmental authority will take a view that is not contrary to or otherwise different from our understanding. If we are deemed to subject to CAC’s cybersecurity review, we cannot assure you that we will be able to receive relevant permissions or approvals required, which could significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

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

According to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “Circular 13”), which was promulgated by SAFE On February 13, 2015 and subsequently modified and effective on December 30, 2019, instead of applying for approvals regarding foreign exchange registration of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registration from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

Regulations on foreign exchange registration of overseas investment by PRC residents

Under applicable PRC laws and regulations, including Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investments by Domestic Residents via Special Purpose Vehicles (the “Circular 37”), which was promulgated by SAFE and became effective on July 4, 2014, and Circular 13, (i) the SAFE and its branches carry out registration management for domestic residents’ establishment of Special Purpose Vehicle (the “SPV”); (ii) the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment have been already directly reviewed and handled by banks in accordance with the Circular 13, the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration via banks; (iii) a domestic resident may choose at its own will, before contributing the domestic and overseas lawful assets or interests to a SPV, any bank at its place of incorporation to handle the direct investment-related foreign exchange registration, and may handle the follow-up business including opening of direct investment-related account and funds transfer (including the outward or inward remittance of profits and dividends) only upon completion of the direct investment-related foreign exchange registration; and (iv) when the overseas SPV’s basic information, such as domestic individual resident shareholder, name, operating period, or major events, such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed, the foreign exchange change registration of overseas investments shall be timely finished with the relevant bank.

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

C. Organizational structure.

The following diagram illustrates the ownership structure of the Company as of the date of this Report:

1	Star Fashion Culture Holdings Limited — the Registrant
2	Xiamen Star Fashion Culture Media Co., Ltd. — the PRC operating subsidiary of the Group

Subsidiary Name	Background	Ownership
Star Fashion Culture Limited (“Star Fashion (BVI)”)	Incorporated on September 4, 2023 as a BVI Business Company in the British Virgin Islands	100% owned by Star Fashion Culture Holdings Limited

Star Fashion Culture (Hong Kong) Limited (“Star Fashion (Hong Kong)”)	Incorporated on September 18, 2023 as a limited company in Hong Kong	100% owned by Star Fashion (BVI)

Xiamen Xingshu Shandian Culture Media Co., Ltd. (“WFOE”)	Incorporated on September 28, 2023 as a limited liability company in the PRC	100% owned by Star Fashion (Hong Kong)

Xiamen Star Fashion Culture Media Co., Ltd. (“Star Fashion (Xiamen)”)	Incorporated on August 11, 2015 as a limited liability company in the PRC	94.9905% owned by WFOE. 4.9995% owned by Star Fashion (Hong Kong) 0.0053% owned by Zhang Pingting. 0.0034% owned by Zhan Jie. 0.0005% owned by Fu Yao. 0.0004% owned by Cai Jianpeng. 0.0004% owned by Dong Chao.

Susong Star Fashion Technology Co., Ltd.	Incorporated on January 16, 2025 as a limited liability company in the PRC	100% owned by Star Fashion (Hong Kong)

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

We leased Room 1203, No.611, Sishui Road, Huli District, Xiamen, China as our principal office. The lease for this space will terminate on April 30, 2026. As of the date of this Report, Xiamen Fengsheng Real Estate Agency Co., Ltd., the lessor, has not been able to provide the relevant property rights certificates. Furthermore, as of the date of this Report, the property has not been registered for rental use in accordance with the relevant PRC regulations. We have been advised by our PRC counsel that should the lease not be able to continue due to claims by a third party over the rights of the premise, the Company may not be able to continue its lease of the premise. Furthermore, while the enforceability of the lease agreement is not affected by the failure to register the property for rental use, according to the “Measures for the Administration of Commercial House Leasing”, the Company may be subject to fines of not less than RMB1,000 and not more than RMB10,000 due to failure by the parties of the lease agreement to register the property and lease agreement in a timely manner. As of the date of this Report, we have not been imposed any fines from the relevant authorities due to failure to register the relevant lease agreement.

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

As at the date of this Report, the Group is occupying the following premises:

Address	Purpose	Occupy Period
Room 401 – 64, No. 7, Hening 2nd Road, Huli District, Xiamen, China	Registered address of the Company	October 9, 2024 to October 8, 2025

Room 1203, No.611, Sishui Road, Huli District, Xiamen, China	Principal office	May 1, 2025 to April 30, 2026.

A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China	Registered address of WFOE	July 15, 2024 to July 30, 2025

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

Our total revenues increased by RMB11.98 million, or 11.0%, to RMB120.8 million (US$16.9 million) for the year ended June 30, 2025, compared to RMB108.8 million for the year ended June 30, 2024. Our net income decreased by RMB142.0 million, or 1,267.1%, to RMB-130.8 million (US$-18.3 million) for the year ended June 30, 2025, compared to RMB11.2 million for the year ended June 30, 2024. Our total revenues increased by RMB39.8 million, or 57.6%, to RMB108.8 million for the fiscal year ended June 30, 2024, compared to RMB69.0 million for the year ended June 30, 2023. Our net income increased by RMB3.4 million, or 10.3%, to RMB11.2 million for the fiscal year ended June 30, 2024, compared to RMB7.8 million for the fiscal year ended June 30, 2023.

A. Operating results

KEY FACTORS THAT AFFECT OPERATING RESULTS

The historical performance and outlook for our business are influenced by numerous factors, including the following:

Our ability to maintain our major customers.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the fiscal years ended June 30, 2023, 2024 and 2025, respectively, our top five customers, accounted for approximately 67.6%, 47.7% and 52.0% of our revenue. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

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

Our ability to maintain collaboration with major vendors

We have built long-standing and stable relationships with major platform enterprises, suppliers and logistics companies. This collaborative approach allows us to provide our customers with unparalleled services, fostering a greater level of competitiveness in the content marketing industry. For the fiscal years ended June 30, 2023, 2024 and 2025, respectively, our top five suppliers, accounted for approximately 74.6%, 66.0% and 45.0% of our cost of revenue. We conduct a thorough screening process when assessing potential vendors, but there is no guarantee that they will possess the financial resources and business acumen required to operate successfully in their territories. Furthermore, vendors may modify or terminate agreements, which could have adverse consequences for our brand reputation if they do not comply with local laws and regulations, and negatively impact our franchise fees and royalties. As independent business owners, vendors are responsible for overseeing their daily operations, and we rely on them to uphold the quality and standards outlined in our agreements. Any deviation from these standards could harm our financial condition and results of operations.

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

	For the years ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Revenues	69,039,405	100.0	108,805,302	100.0	120,789,049	16,861,501	100.0
Cost of revenues	(49,526,432)	(71.7)	(91,812,080)	(84.4)	(113,928,804)	(15,903,848)	(94.3)
Gross profit	19,512,973	28.3	16,993,222	15.6	6,860,245	957,653	5.7

Operating expenses:
Selling and marketing expenses	(1,687,227)	(2.4)	(1,597,633)	(1.5)	(72,432,883)	(10,111,241)	(60.0)
General and administrative expenses	(7,170,716)	(10.4)	(1,338,931)	(1.2)	(64,147,931)	(8,954,706)	(53.1)
Total operating expenses	(8,857,943)	(12.8)	(2,936,564)	(2.7)	(136,580,814)	(19,065,947)	(113.1)
Operating income/(loss)	10,655,030	15.5	14,056,658	12.9	(129,720,569)	(18,108,294)	(107.4)

Other expenses
Financial expenses, net	(450,342)	(0.7)	(225,227)	(0.2)	110,393	15,410	0.1
Government subsidies	340	-	1,000,065	0.9	1,039	145	-
Other income, net	235,423	0.3	114,891	0.1	-	-	-
Total other expenses, net	(214,579)	(0.4)	889,729	0.8	111,432	15,555	0.1

Profit/(loss) before income tax expenses	10,440,451	15.1	14,946,387	13.7	(129,609,137)	(18,092,739)	(107.3)
Income tax expenses	(2,622,691)	(3.8)	(3,736,864)	(3.4)	(1,222,137)	(170,604)	(1.0)
Net income/(loss)	7,817,760	11.3	11,209,523	10.3	(130,831,274)	(18,263,343)	(108.3)

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

Our breakdown of revenues for the years ended June 30, 2023, 2024 and 2025 is summarized as below:

	For the years ended June 30,
	2023		2024		2025			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Revenues:
Marketing campaign planning and execution	55,590,318	80.5	72,551,148	66.7	61,355,474	8,564,894	50.8	(15.4)
Online precision marketing	6,112,910	8.9	31,619,104	29.0	56,680,368	7,912,274	46.9	79.3
Offline advertising	7,336,177	10.6	4,635,050	4.3	2,753,207	384,333	2.3	(40.6)
Total revenues	69,039,405	100.0	108,805,302	100.0	120,789,049	16,861,501	100.0	11.0

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of event design costs, online program production costs, live video broadcast costs, materials costs, and other content marketing and advertising related expenses purchased from suppliers. Such costs are recorded as incurred.

Our breakdown of cost of revenues for the years ended June 30, 2023, 2024 and 2025 is summarized as below:

	For the years ended June 30,
	2023		2024		2025			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Cost of revenues:
Marketing campaign planning and execution	38,093,605	76.9	60,926,791	66.4	61,181,290	8,540,579	53.7	0.4
Online precision marketing	5,220,639	10.6	27,083,121	29.5	49,926,310	6,969,445	43.8	84.3
Offline advertising	6,212,188	12.5	3,802,168	4.1	2,821,204	393,824	2.5	(25.8)
Cost of revenues	49,526,432	100.0	91,812,080	100.0	113,928,804	15,903,848	100.0	24.1

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit margin was 28.3%, 15.6% and 5.7%,    respectively, for the years ended June 30, 2023, 2024 and 2025.

Our breakdown of gross profit by revenue streams for the years ended June 30, 2023, 2024 and 2025 is set forth below:

	For the years ended June 30,
	2023		2024			2025
	RMB	Margin	RMB	Margin	%	RMB	US$	Margin	%
Gross profit and margin
Marketing campaign planning and execution	17,496,713	31.5%	11,624,357	16.0%	68.4	174,184	24,315	0.3%	2.5
Online precision marketing	892,271	14.6%	4,535,983	14.3%	26.7	6,751,840	942,521	11.9%	98.4
Offline advertising	1,123,989	15.3%	832,882	18.0%	4.9	(67,997)	(9,492)	(2.5)%	(1.0)
Total	19,512,973	28.3%	16,993,222	15.6%	100.0	6,860,245	957,653	5.7%	100.0

Operating expenses

Operating expenses include selling and marketing expenses and general and administrative expenses. Selling and marketing expenses mainly consist of labor expenses and travel expenses for sales personnel, social and entertainment expenses, employee stock incentive expenses and other miscellaneous selling expenses. General and administrative expenses mainly consist of salary and welfare for general and administrative personnel, rental and property management fee, professional fees, office expenses, employee stock incentive expenses and other miscellaneous corporate expenses.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years ended June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023		2024		2025			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Operating expenses
Selling and marketing expenses	1,687,227	19.0	1,597,633	54.4	72,432,883	10,111,241	53.0	4,433.8
General and administrative expenses	7,170,716	81.0	1,338,931	45.6	64,147,931	8,954,706	47.0	4,691.0
Operating expenses	8,857,943	100.0	2,936,564	100.0	136,580,814	19,065,947	100.0	4,551.0

Our breakdown of selling and marketing expenses for the years ended June 30, 2023, 2024 and 2025 is summarized as below:

	For the years ended June 30,
	2023		2024		2025			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Selling and marketing expenses
Salaries and welfares	1,368,349	81.1	1,250,837	78.3	1,268,550	177,083	1.8	1.4
Travel and entertainment expenses	318,303	18.9	346,209	21.7	357,668	49,929	0.5	3.3
Advertising and business promotion expenses	-	-	-	-	4,033,396	563,040	5.6	-
Employee stock incentive expenses	-	-	-	-	66,772,563	9,321,090	92.1	-
Others	575	-	587	-	706	99	-	20.3
Total sales and marketing expenses	1,687,227	100.0	1,597,633	100.0	72,432,883	10,111,241	100.0	4,433.8

Our breakdown of general and administrative expenses for the years ended June 30, 2023, 2024 and 2025 is summarized as below:

	For the years ended June 30,
	2023		2024		2025			Variance
	RMB	%	RMB	%	RMB	US$	%	%
General and administrative expenses
Credit losses	5,216,045	72.7	(344,330)	(25.7)	9,125,428	1,273,861	14.2	(2,750.2)
Salaries and welfares	1,239,777	17.3	1,351,734	101.0	1,959,387	273,520	3.1	45.0
Rental and property management fees	658,696	9.2	173,290	12.9	33,813	4,720	0.1	(80.5)
Professional fees	-	-	88,227	6.6	27,278	3,808	-	(69.1)
Employee stock incentive expenses	-	-	-	-	52,824,386	7,374,000	82.3	-
Others	56,198	0.8	70,010	5.2	177,639	24,797	0.3	153.7
Total general and administrative expenses	7,170,716	100.0	1,338,931	100.0	64,147,931	8,954,706	100.0	4,691.0

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not have operations outside of the PRC and none of our subsidiaries outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended June 30, 2023, 2024 and 2025.

Year Ended June 30, 2024 Compared to Year Ended June 30, 2025

Revenues

Our total revenues increased by approximately RMB12.0 million, or 11.0%, from approximately RMB108.8 million for the year ended June 30, 2024 to approximately RMB120.8million (US$16.9 million) for the year ended June 30, 2025, primarily attributable to a notable growth of our online precision marketing revenue.

Revenues from our marketing campaign planning and execution services decreased by RMB11.2 million, or 15.4%, from RMB72.6 million for the year ended June 30, 2024 to RMB61.4 million (US$8.6 million)   for the year ended June 30, 2025. The decrease was primarily attributable to the company’s strategic shift in focus toward online precision marketing, which resulted in a deliberate reduction in the volume of marketing campaign planning.

Revenues from our online precision marketing services increased by RMB25.1 million, or 79.3%, from RMB31.6 million for the year ended June 30, 2024 to RMB56.7 million (US$7.9 million) for the year ended June 30, 2025. The growth was primarily driven by the company’s strategic shift toward online precision marketing, which led to increased investment and business expansion in this segment. As a result, we undertook a greater number of projects, including 67 projects in total during the year ended June 30, 2025, which generated revenue of RMB56.7 million.

Revenues from our offline advertising services decreased by RMB1.9 million, or 40.6%, from RMB4.6 million for the year ended June 30, 2024 to RMB2.8 million (US$0.4 million) for the year ended June 30, 2025, which were due to that we continuously centralized our advertising business on online channels, which can provide our customers with more precise, diverse and value-added brand marketing solutions.

Cost of Revenues

Our cost of revenues increased by RMB22.1 million, or 24.1%    from RMB91.8 million for the year ended June 30, 2024 to RMB113.9 million (US$15.9 million) for the year ended June 30, 2025.

Our cost of revenues for marketing campaign planning and execution increased by approximately RMB0.3 million, or 0.4%, from approximately RMB60.9 million for the year ended June 30, 2024 to approximately RMB61.2 million (US$8.5 million) for the year ended June 30, 2025, primarily due to reduction in project scale compared to the year ended June 30, 2024.

Our cost of revenues for online precision marketing services increased by approximately RMB22.8 million, or 84.3%, from approximately RMB27.1 million for the year ended June 30, 2024 to approximately RMB49.9 million (US$7.0 million) for the year ended June 30, 2025. The increase was in line with the boosted in revenues from online precision marketing.

Our cost of revenues for offline advertising services decreased by approximately RMB1.0 million, or 25.8%, from approximately RMB3.8 million for the year ended June 30, 2024 to approximately RMB2.8 million (US$0.4 million) for the year ended June 30, 2025. The decrease was in line with the decrease in revenues from offline advertising.

Gross Profit

Our gross profit decreased by RMB10.1 million, or 59.6%, from RMB17.0 million for the year ended June 30, 2024 to RMB6.9 million (US$1.0 million) for the year ended June 30, 2025. For the years ended June 30, 2024 and 2025, our overall gross profit margin was 15.6% and 5.7%, respectively, which was mainly attributable to the decrease in the profit margin of revenues from marketing campaign planning and execution. Gross profit margin of our marketing campaign planning and execution decreased from 16.0% for the year ended June 30, 2024 to 0.3% for the year ended June 30, 2025, which was primarily due to fixed costs associated with these services could not be reduced in line with the declining revenue in the short term, resulting in margin compression.Moreover,with the explosion of online media, clients were allocating more of their advertising budgets to new media marketing, putting pressure on the profits from offline activities and causing a decline in gross margins.

Gross profit margin of our online precision marketing services slightly decreased from 14.3% for the year ended June 30, 2024 to 11.9% for the year ended June 30, 2025. Gross profit margin of our offline advertising services decreased from 18.0% for the year ended June 30, 2024 to -2.5% for the year ended June 30, 2025 for the rise of new media, the profits from offline advertising were squeezed.

Operating Expenses

Operating expenses increased from RMB 2.9 million for the year ended June 30, 2024 to RMB 136.6 million (US$ 19.1 million) for the year ended June 30, 2025, representing a year-on-year increase of 4,551.0%. This increase was primarily attributable to the increases in our selling expenses and general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses increased by 4,433.8% from RMB 1.6 million for the year ended June 30, 2024 to RMB72.4million (US$ 10.1million) for the year ended June 30, 2025, which was primarily attributable to an increase of RMB 66.8 million in employee stock incentive expenses as a result of issuing 1.8 million Class A common shares for equity incentives.

General and administrative expenses

General and administrative expenses increased by RMB 62.8 million, or 4,691.0% from RMB 1.3 million for the year ended June 30, 2024 to RMB 64.1million (US$ 9.0 million) for the year ended June 30, 2025, which was primarily attributable to (i) we made RMB 9.1 million bad debt provision for the slow accounts receivable collection ; (ii) an increase of RMB 52.8 million in employee stock incentive expenses as a result of issuing 1.8 million Class A common shares for equity incentives.

Other non-operating (expenses)/income, net

Other non-operating (expenses)/income, net consist of government subsidies, financial expenses, net and other income, net.

Financial expenses, net decreased by 149.0% from RMB 225,227for the year ended June 30, 2024 to RMB-110,393 (US$-15,410) for the year ended June 30, 2025, which was primarily attributable to exchange Gains of Star Fashion (Hong Kong) which was RMB 325,185 .

Government subsidies decreased to RMB1,039 (US$145) for the year ended June 30, 2025 from RMB 1.0million for the year ended June 30, 2024, which was primarily attributable to the award obtained from Xiamen Government for our ongoing initial public offering last year.

Other income, net decreased by 100.0% from RMB114,891 for the year ended June 30, 2024 to nil for the year ended June 30, 2025, which was primarily attributable to the decrease in input value added tax additional deduction due to the termination of the relevant policy from January 1, 2024.

Income taxes expenses

Our income tax expenses were RMB3.7 million and RMB1.2 million (US$ 170,604) for the year ended June 30, 2024 and 2025, respectively. This decrease was primarily attributable to the decrease of net income for the year ended June 30, 2025.

Net income

As a result of the foregoing, our net income decreased by RMB 142.0 million, or 1267.1%, from RMB11.2 million for the year ended June 30, 2024 to RMB -130.8 million (US$-18.3 million) for the year ended June 30, 2025.

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

As of June 30, 2025, we had cash and cash equivalents balance of RMB 468,731 (US$65,430). For the year ended June 30, 2025, our net cash used in operating activities is RMB28.4 million (US$4.0 million) which was primarily in result of issuing 1.8 million Class A common shares for equity incentives.

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors - Risks Related to Doing Business in China - Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits.

Cash Flows

The table below sets forth our cash flows for the years ended June 30, 2023, 2024 and 2025.

	For the years ended				Change
	2023	2024	2025	2025	Amount	%
		RMB		US$	RMB
Net cash (used in)/provided by operating activities	(29,611,617)	7,234,032	(28,401,519)	(3,964,700)	(35,635,551)	(493)%
Net cash provided by/(used in) financing activities	29,620,180	(6,029,766)	41,965,057	5,858,096	47,994,823	(796)%
Net cash used in investing activity	-	-	(14,347,600)	(2,002,848)	(14,347,600)	-
Net (decrease)/increase in cash	8,563	1,204,266	(784,062)	(109,452)	(1,988,328)	(165)%
Cash at the beginning of year	39,964	48,527	1,252,793	174,882	1,204,266	2,482%
Cash at the end of year	48,527	1,252,793	468,731	65,430	(784,062)	(63)%

Operating activities

Net cash used in operating activities was RMB28.4 million (US$4.0 million) for the year ended June 30, 2025, which primarily reflected our net loss of RMB130.8 million, the provision for bad debts of accounts receivable of RMB 9.1 million and share-based of 119.6 million compensation resulting from the issuance of 1.8 million equity incentive plan shares. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB11.4 million in accounts receivable;(ii) an increase of RMB 17.9 million in advance to suppliers; (iii) an increase of RMB2.6 million in prepaid expenses and other current asset ; (iv) a decrease of RMB1.0 million in accounts payable; partially offset by (i) an increase of RMB 4.6 million in accrued expenses and other current liabilities.

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

Investing activity

Net cash used in investing activity was RMB14.4 million (US$2.0 million) for the year ended June 30, 2025, which primarily attributable to (i) payments to acquire equity instruments of other entities of RMB14.4 million.

Financing activities

For the year ended June 30, 2025, our net cash provided by financing activities was RMB42.0 million (US$5.9 million), which was primarily attributable to (i) proceeds of short-term loan to bank of RMB4.6 million; (ii) net proceeds from initial offerings of RMB47.4 million; partially offset by (i) repayments of short-term loan from bank of RMB5.0 million; (ii) payment for deferred offering cost of RMB5.0 million.

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

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2025:

	Payments due by period
	Total	Within one year	Within 1-2 years
	RMB	RMB	RMB
Bank borrowings	4,277,000	4,277,000	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

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

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficit as determined under PRC accounting standards as of June 30, 2025. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our subsidiaries in PRC only through loans or capital contributions and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

We do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after our IPO. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this Report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. See “Regulation - Regulations Related to Foreign Exchange and Dividend Distribution” for details of such procedures.

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

Marketing campaign planning and Execution

We primarily generate revenues by providing customized marketing campaign planning and execution services upon requests from its customers, including event design, logistics, layout of events, materials preparation, actual event set-up and implementation. Sometimes we purchase advertising space on the day of the event and then authorizes clients to use it for brand promotion. During the planning and execution of the events, we choose various contents as the carrier and integrates advertisements into offline events and online videos to achieve marketing purposes. We account for a contract of marketing campaign planning and execution when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, and the contract price is fixed.

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

Foreign currency exchange rate risk

We mainly carry out our operations in the PRC with most transactions settled in Renminbi. As of June 30, 2025, our cash and cash equivalent balance was mainly denominated in Renminbi. Our management considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. Our cash denominated in Renminbi amounted to RMB1.3 million and RMB468,731(US$65,430) as of June 30, 2024 and 2025, respectively.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2023, 2024 and 2025.

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU from July 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position
Liu Xiaohua	41	Chief Executive Officer, Chairman of the Board of Directors, Director
Zhang Pingting	35	Chief Financial Officer, Director
Zhou Mo	31	Independent Director
Li Mengting	30	Independent Director
Gung Leut Ming	33	Independent Director

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

Ms. ZHOU Mo will be our independent director effective upon effectiveness of this registration statement. Ms. Zhou as had over 4 years of marketing experience. From September 2024 to present, Ms. Zhou has been the marketing director of Xiamen Fengzhishang Molai Network Technology Co. From October 2023 to September 2024, Ms. Zhou worked as the marketing director of Xiamen Yantian Technology Co. She has worked at Xiamen Yinghai Information Technology Co. from January 2020 to October 2023. Ms. Zhou obtained a bachelor’s degree in musical performance from Chengyi College, Jimei University in 2017.

Ms. LI Mengting will be our independent director effective upon effectiveness of this registration statement. Ms. Li has had over 7 years of financial experience. Since July 2017, Ms. Li has been the securities representative at Many Idea Cloud Holdings Limited, where her responsibilities included assisting CFOs and auditors in preparing IPO-related audits, assisting CFOs and auditors in preparing the company’s annual audit documents and reviewing the company’s annual financial statements as well as managing corporate information disclosures. Ms. Li graduated from Huaqiao University in 2017 with a degree in finance.

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

B. Compensation.

For the years ended June 30, 2025 and 2024, we paid nil in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

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

Clawback Policy

In connection with the IPO, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the year ended June 30, 2025, we have not sought any recoupment of incentive compensation of the Covered Executives.

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

Compensation Committee

Our Compensation Committee will consist of our three independent Directors, and will be chaired by Gung Leut Ming. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consist of our three independent Directors, and will be chaired by Zhou Mo. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

D. Employees.

We had 19 and 17 full-time employees as of June 30, 2025 and 2024, respectively. The following table sets forth the numbers of our full-time employees categorized by function as of June 30, 2025:

	As of June 30, 2025
Functions	Number	% of Total Employees
Management and administrative	6	31.58%
Sales and Marketing	11	57.89%
Finance	2	10.53%
Total	19	100.0%

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

The percentage of ordinary shares beneficially owned prior to the offering is based on 32,650,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares outstanding as of the date of this Report.

	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Name of Beneficial Owners	Number	%(1)	Number	%(1)	%(1)
Directors and Executive Officers:
Liu Xiaohua	—	—	—	—	—
Zhang Pingting	1,700,000	5.01%	1,300,000	3.83%	32.20%
Zhou Mo	—	—	—	—	—
Li Mengting	—	—	—	—	—
Gung Leut Ming	—	—	—	—	—
All directors and executive officers as a group	1,700,000	5.01%	1,300,000	3.83%	32.20%

5% shareholders:
Xingji ZhangPingting Limited	1,700,000	5.01%	1,300,000	3.83%	32.20%

(1)	Applicable percentage of ownership is based on 32,650,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares outstanding as of the date of this Report. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to ten (10) votes per share.
(2)	Zhang Pingting, our Chief Financial Officer, beneficially owns 3,000,000 ordinary shares issued and outstanding through Xingji ZhangPingting Limited, consisting of 1,700,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares which represents approximately 8.84% of our issued and outstanding share capital, and approximately 32.20% aggregate voting power of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

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

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Mr. Zhan Jie	Principal shareholder
2	Mrs. Zhang Pingting	Principal shareholder

Material Transactions with Related Parties

The Company entered into the following transactions with related parties for the fiscal years ended June 30, 2023, 2024 and 2025.(1)

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Loans from related parties
Mr. Zhan Jie	15,000,180	-	-
Mrs. Zhang Pingting	15,000,000	-	-

Repayment of loans to related parties
Mr. Zhan Jie	-	15,000,000	-
Mrs. Zhang Pingting	-	15,000,000	-

Capital injection from related parties
Mr. Zhan Jie	-	15,000,000	-
Mrs. Zhang Pingting	-	15,000,000	-
Mr. Wen Haoxiang	-	1,500,000	-

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

On October 12, 2023, the Company undertook a share subdivision to subdivided issued and unissued ordinary share with a par value of USD 0.0001 each in the share capital of the Company into 10 shares with a par value of USD 0.00001 each, the authorized share capital of the Company shall become USD 50,000 divided into 5,000,000,000 ordinary shares of par value USD 0.00001 each (the “Share Subdivision”). Immediately after completion of the Share Subdivision, the authorized share capital of the Company was approved to be redesignated from 5,000,000,000 ordinary shares of par value USD 0.00001 each to into (i) 4,980,000,000 Class A ordinary shares of par value USD 0.00001 each (the Class A Ordinary Shares) and (ii) 20,000,000 Class B ordinary shares of par value USD 0.00001 each (the Class B Ordinary Shares),and each holder of Class A Ordinary Shares shall be entitled to one vote for each Class A Ordinary Share held; and each holder of Class B Ordinary Shares shall be entitled to ten votes for each Class B Ordinary Share held on any and all matters (the “Share Redesignation”). As a result, the originally issued 95 ordinary shares were divided and redesignated into 820 Class A Ordinary Shares and 130 Class B Ordinary Shares. Meanwhile, the Company issued and allotted 8,199,180 Class A Ordinary Shares and 1,299,870 Class B Ordinary Shares at a consideration of US$0.00001 per share. Consequently, there were 8,700,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares in the aggregate. The insurance of shares, Share Subdivision and Share Redesignation were considered as a part of the reorganization of the Group and the share and per share are presented on a retroactive basis.

On October 15, 2024, the Company issued 2,150,000 Class A common shares after successfully going public.

On December 5, 2024, Star Fashion (BVI) respectively reviewed and approved the “Star Fashion Culture Holdings Limited 2024 Equity Incentive Plan” .On December 18, 2024，the company approved the proposal for the registration and submission of the registration statement of 1.8 million Class A ordinary shares for the employee stock ownership plan. On December 19, 2024, the company publicly filed the “FORM S-8 Registration Statement” with the U.S. Securities Exchange , planning to issue 1.8 million Class A ordinary shares for equity incentives. Between January 8, 2025 and January 13, 2025, the company issued 600,000 Class A Ordinary shares to each of three employees (Zhuang Xueyue, Chen Jiayi, and Kang Baofeng), totaling 1,800,000 Class A Ordinary shares,par value US$0.00001 per share, all of which were unrestricted shares.

Our authorized share capital is US$50,000 divided into 4,980,000,000 Class A Ordinary Shares of a par value of US$0.00001 per Share and 20,000,000 Class B Ordinary Shares of a par value of US$0.00001 per Share.

As of the date of this Report, we have 12,650,000 Class A Ordinary Shares, 1,300,000 Class B Ordinary Shares issued and outstanding.

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

Foreign currency exchange rate risk

We mainly carry out our operations in the PRC with most transactions settled in Renminbi. As of June 30, 2025, our cash and cash equivalent balance was mainly denominated in Renminbi. Our management considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. Our cash denominated in Renminbi amounted to RMB1,252,793 and RMB468,731 (US$65,430), as of June 30, 2024 and June 30, 2025, respectively.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2024 and 2025.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2025.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any standards applicable to us.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Memorandum and Articles of Association of the Registrant, effective as at October 12, 2023

2.1**	Description of Registrant’s Securities

4.1**	Application for Shares by Interstellar F.Y Limited, dated October 12, 2023

4.2**	Application for Shares by Xingji ZhanJie Limited, dated October 12, 2023

4.3**	Application for Shares by Xingji DongChao Limited, dated October 12, 2023

4.4**	Application for Shares by Xingji CaiJianpeng Limited, dated October 12, 2023

4.5**	Application for Shares by Xingji ZhangPingting Limited, dated October 12, 2023

4.6**	Application for Shares by Huang Xijun, dated October 12, 2023

4.7**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Zhang Pingting

4.8**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Zhan Jie

4.9**	Share Transfer Agreement dated October 7, 2023 between Star Fashion Culture (Hong Kong) Limited and Huang Xijun

4.10**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Dong Chao

4.11**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Cai Jianpeng

4.12**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Fu Yao

4.13**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Fu Yao

4.14**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Cai Jianpeng

4.15**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Dong Chao

4.16**	Share Transfer Agreement dated August 25, 2023 between Zhan Jie and Huang Xijun

4.17**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Jiangxi Pinzhi Culture Communication Co., Ltd. (2020 Danxia Mountain Marathon)

4.18**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Jiangxi Pinzhi Culture Communication Co., Ltd. (2021 Nanning Green Field Music Festival)

4.19**	Service Agreement between Xiamen Second Future Technology Co., Ltd. and Star Fashion Culture Media Co., Ltd. (Creation and Promotion)

4.20**	Service Agreement between Xiamen Second Future Technology Co., Ltd. and Star Fashion Culture Media Co., Ltd. (Pony Planet)

4.21**	Service Agreement between Jiangxi Magnesium Tower Cultural Broadcasting Co., Ltd. and Star Fashion Culture Media Co., Ltd.

4.22**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Shenzhen Baiyi Brothers Network Technology Co., Ltd.

4.23**	Guarantee agreement dated October 29, 2020 between Zhan Jie and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.24**	Cashflow Loan Agreement dated October 29, 2020 between Xiamen Star Fashion Culture Media Co., Ltd. and Xiamen International Bank

4.25**	Combined Facility Agreement dated December 3, 2021 between Xiamen Star Fashion Culture Media Co., Ltd. and Xiamen International Bank

4.26**	Guarantee Agreement dated December 3, 2021 between Zhan Jie and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.27**	Supplemental Agreement to Combined Facility Agreement dated December 14, 2021 between Xiamen Star Fashion Culture Media Co., Ltd., Xiamen International Bank, Zhan Jie and Tang Xiaohuan

4.28**	Guarantee Agreement dated December 15, 2021 between Tang Xiaohuan and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.29*	Lease agreement dated May 1, 2025 regarding the property 12F, No.611, Sishui Road, Huli District, Xiamen, China

4.30**	Certificate of Free Use of Residence and Business Premises dated July 17, 2023 regarding the property Room 401 64, No. 7, Hening 2nd Road, Huli District, Xiamen, China

4.31**	Certificate of Free Use of Residence and Business Premises dated September 18, 2023, regarding the property A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China

4.32**	Director Agreement between the Registrant and Liu Xiaohua

4.33**	Director Agreement between the Registrant and Zhang Pingting

4.34*	Independent Director Agreement between the Registrant and Zhou Mo

4.35*	Independent Director Agreement between the Registrant and Li Mengting

4.36**	Independent Director Agreement between the Registrant and Gung Leut Ming

8.1*	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended June 30, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STAR FASHION CULTURE HOLDINGS LIMITED

Date: November 12, 2025	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

STAR FASHION CULTURE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Star Fashion Culture Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Fashion Culture Holdings Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended June 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group incurred a net loss of RMB130.8 million, and net cash used in operating activities of RMB28.4 million. As of June 30, 2025, the Group had an accumulated deficit of RMB139.9 billion, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group internal control over financial reporting. Accordingly, we express no such opinion.

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
November 12, 2025

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In RMB, except share and per share data or otherwise noted)

	As of June 30,
	2024	2025	2025
	RMB	RMB	US$ Note 2 (e)
ASSETS
Current assets
Cash	1,252,793	468,731	65,430
Accounts receivable, net	41,469,595	43,779,189	6,111,339
Advance to suppliers, net	8,086,631	25,958,008	3,623,598
Prepaid expenses and other current assets	167,290	17,136,656	2,392,188
Amounts due from related parties	24,300	-	-
Deferred offering cost	7,663,172	-	-
Total current assets	58,663,781	87,342,584	12,192,555

Non-current assets
Deferred tax assets, net	1,217,929	-	-
Total non-current assets	1,217,929	-	-

TOTAL ASSETS	59,881,710	87,342,584	12,192,555

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Short-term borrowings	4,700,000	4,277,000	597,046
Accounts payable	18,153,400	17,145,470	2,393,415
Contract liabilities	2,115,522	2,379,009	332,097
Income tax payable	7,642,696	7,620,910	1,063,838
Accrued expenses and other current liabilities	4,839,631	9,485,660	1,324,147
Amounts due to related parties	-	513,513	71,684
Total current liabilities	37,451,249	41,421,562	5,782,227

TOTAL LIABLITIES	37,451,249	41,421,562	5,782,227

Commitments and contingencies (Note 14)

Shareholders’ equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 8,700,000 and 12,650,000 Class A ordinary shares issued and outstanding as of June 30, 2024 and 2025, respectively)	631	906	127
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2024 and 2025, respectively)	94	94	13
Subscription receivable	(725)	(725)	(100)
Additional paid-in capital	31,500,000	185,821,560	25,939,688
Accumulated deficit	(9,069,539)	(139,900,813)	(19,529,400)
Total shareholders’ equity	22,430,461	45,921,022	6,410,328
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,881,710	87,342,584	12,192,555

The accompanying notes are an integral part of these consolidated financial statements.

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In RMB, except share and per share data or otherwise noted)

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2 (e)
Revenues	69,039,405	108,805,302	120,789,049	16,861,501
Cost of revenues	(49,526,432)	(91,812,080)	(113,928,804)	(15,903,848)
Gross profit	19,512,973	16,993,222	6,860,245	957,653

Operating expenses
Selling and marketing expenses	(1,687,227)	(1,597,633)	(72,432,883)	(10,111,241)
General and administrative expenses	(7,170,716)	(1,338,931)	(64,147,931)	(8,954,706)
Total operating expenses	(8,857,943)	(2,936,564)	(136,580,814)	(19,065,947)

Income/(loss) from operations	10,655,030	14,056,658	(129,720,569)	(18,108,294)

Other(expenses)/income, net
Financial expenses, net income	(450,342)	(225,227)	110,393	15,410
Government subsidies	340	1,000,065	1,039	145
Other income, net	235,423	114,891	-	-
Total other (expenses)/income, net	(214,579)	889,729	111,432	15,555

Income/(loss) before income tax expenses	10,440,451	14,946,387	(129,609,137)	(18,092,739)
Income tax expenses	(2,622,691)	(3,736,864)	(1,222,137)	(170,604)
Net income/(loss)	7,817,760	11,209,523	(130,831,274)	(18,263,343)

Total comprehensive income/(loss)	7,817,760	11,209,523	(130,831,274)	(18,263,343)

Net profit/(loss) per share - Basic and diluted	0.78	1.12	(13.08)	(1.83)

Weighted average shares outstanding used in calculating basic and diluted loss per share	10,000,000	10,000,000	10,000,000	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In RMB, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Subscription	Additional paid-in	Accumulated	Total shareholders’
	Share	Amount	Share	Amount	receivable	capital	deficit	(deficit)/equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2022	8,700,000	631	1,300,000	94	(725)	-	(28,096,822)	(28,096,822)
Net income	-	-	-	-	-		7,817,760	7,817,760
Balance as of June 30, 2023	8,700,000	631	130,00	4	(725)	-	(20,279062)	(20,279,062)
Net income	-	-	-	-	-	-	11,209,523	11,209,523
Contribution from shareholders	-	-	-	-	-	31,500,000	-	31,500,000
Balance as of June 30, 2024	8,700,000	631	1,300,000	94	(725)	31,500,000	(9,069,539)	22,430,461
Net loss	-	-	-	-	-	-	(130,831,274)	(130,831,274)
Issuance of new shares	2,150,000	173	-	-	-	47,372,386	-	47,372,559
Share-based compensation	1,800,000	102	-	-	-	119,596,847	-	119,596,950
Offering cost incurred for initial public offering	-	-	-	-	-	(12,647,674)	-	(12,647,674)
Balance as of June 30, 2025	12,650,000	906	1,300,000	94	(725)	185,821,560	(139,900,813)	45,921,022
Balance as of June 30, 2025 (US$)	12,650,000	127	1,300,000	13	(100)	25,939,688	(19,529,400)	6,410,328

The accompanying notes are an integral part of these consolidated financial statements

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In RMB, except share and per share data or otherwise noted)

	For the years ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 2 (e)
Cash flows from operating activities:
Net income/(loss)	7,817,760	11,209,523	(130,831,274)	(18,263,343)
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Allowance/(reversal of allowance for credit losses	5,216,045	(344,330)	9,125,428	1,273,861
Amortization of operating lease right-of-use assets	461,070	118,320	-	-
Share-based compensation	-	-	119,596,950	16,695,091
Deferred tax assets	(1,304,011)	86,082	1,217,929	170,016
Changes in operating assets and liabilities:
Accounts receivable	(9,140,806)	(26,005,178)	(11,435,022)	(1,596,268)
Advance to suppliers	(10,118,390)	16,496,102	(17,871,377)	(2,494,748)
Prepaid expenses and other current assets	59,134	(160,373)	(2,621,766)	(365,984)
Amounts due from related parties	-	(24,300)	24,300	3,392
Accounts payable	2,830,114	977,687	(1,007,930)	(140,702)
Contract liabilities	(25,609,138)	1,219,296	263,487	36,781
Income tax payable	3,908,566	3,634,706	(21,786)	(3,041)
Accrued expenses and other current liabilities	(3,206,683)	288,199	4,646,029	648,561
Lease liabilities	(461,070)	(118,320)	-	-
Amounts due to related parties	(64,208)	(143,382)	513,513	71,684
Net cash (used in)/provided by operating activities	(29,611,617)	7,234,032	(28,401,519)	(3,964,700)

Cash flows from financing activities:
Proceeds from borrowings	7,600,000	5,000,000	4,550,000	635,156
Repayments of borrowings	(7,980,000)	(7,520,000)	(4,973,000)	(694,204)
Proceeds of loans from related parties	30,000,180	-	-	-
Payment for deferred offering cost	-	(5,009,766)	(4,984,502)	(695,810)
Repayment of loans to related parties	-	(30,000,000)	-	-
Net proceeds from initial offering	-	-	47,372,559	6,612,954
Proceeds from shareholder contributions	-	31,500,000	-	-
Net cash provided by/(used in) financing activities	29,620,180	(6,029,766)	41,965,057	5,858,096

Cash flows from investing activity
Payments to acquire equity investment of other entities	-	-	(14,347,600)	(2,002,848)
Net cash (used in)/provided by investing activity	-	-	(14,347,600)	(2,002,848)

Net (decrease)/increase in cash	8,563	1,204,266	(784,062)	(109,452)
Cash at the beginning of year	39,964	48,527	1,252,793	174,882
Cash at the end of year	48,527	1,252,793	468,731	65,430

Supplemental disclosure of cash flow information:
Income tax paid	14,116	16,076	25,994	3,629
Interest paid	447,955	198,746	206,780	28,865

Supplemental disclosure of non-cash flow information:
Decrease in operating lease right-of-use asset and liabilities due to termination of lease contracts	-	610,565	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and principal activities

(a)	Principal activities

Star Fashion Culture Holdings Limited (“Star Fashion”, “the Company”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on August 11, 2023. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is an integrated marketing solutions services provider with principal operations and geographic markets in the People’s Republic of China (“PRC”).

(b)	Reorganization

The Company incorporated Star Fashion Culture Limited (“Star Fashion (BVI)”) under the laws of British Virgin Islands, as its direct wholly-owned subsidiary, on September 4, 2023. Star Fashion (BVI) incorporated Star Fashion Culture (Hong Kong) Limited (“Star Fashion (Hong Kong)”) under the laws of Hong Kong on September 18, 2023. Xiamen Sa Fashion Culture Media Co., Ltd. (“Star Fashion (Xiamen)”) is the primary operating subsidiary of the Company in the PRC. On August 11, 2023, the Company issued proportionate shares to the original shareholders (the “Original Shareholders”) of Star Fashion (Xiamen), resulted in the same shareholding structure of the Company and Star Fashion (Xiamen).

On August 25, 2023, one of the Original Shareholders entered into agreement to transfer 5% of equity interests of Star Fashion (Xiamen) to a new third-party investor. The 5% equity was transferred on September 8, 2023.

On September 28, 23, tr Fashion (Hong Kong) directly invested in Xiamen Xingshu Shandian Culture Media Co., Ltd (“WFO”) under   the laws of PRC, as its direct wholly-owned subsidiary.

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

Subsequent to the Capital Injection, the Company holds 99.99% shareholdings of Star Fashion (Xiamen).

On January 16, 2025, Star Fashion (Hong Kong) directly invested in Susong Star Fashion Technology Co., Ltd  (“Star Fashion (Susong)” ) under the laws of PRC, as its direct wholly-owned subsidiary.

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

Star Fashion Culture Holdings Limited (“Star Fashion”, “the Company”) was incorporated under the law of the Cayman Islands as an exempted company with limited liability on August 11, 2023. The Company is a holding company and conducts its businesses primarily through its subsidiaries (collectively, the “Group”). The Group is an integrated marketing solutions services provider with principal operations and geographic markets in the People’s Republic of China (“PRC”).

1.	Organization and principal activities – Continued

As of June 30, 2025, the Company’s principal subsidiaries are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:
Star Fashion (BVI)	September 4, 2023	British Virgin Islands	100%	Investment holding
Star Fashion (Hong Kong)	September 18, 2023	Hong Kong	100%	Investment holding
WFOE	September 28, 2023	PRC	100%	Investment holding
Star Fashion (Xiamen)	August 11, 2015	PRC	99.99%	Event hosting and marketing service
Star Fashion (Susong)	January 16, 2025	PRC	100%	Investment holding

2.	Going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net cash used in operating activities was RMB28,401,519 for the year ended June 30, 2025. As of June 30, 2025, the Group’s accumulated deficit was RMB139,900,813. As of June 30, 2025, the Group had cash balance of RMB468,731. Such conditions in the aggregate indicated a substantial doubt regarding the Group’s ability to continue as a going concern.

The Group plans to implement financing plans in the future which will be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the consolidated financial statements. Moreover, the Group has proactively taken actions to fundamentally optimize overall cost structure by upgrading its business and service model and implemented other cost control measures. Actions include standardizing the Group’s finance and operation policies throughout the Group, enhancing internal controls, and creating a synergy of the Group’s resources. Taking into consideration all these actions mentioned above, management concluded that the substantial doubt on the Group’s ability to continue as a going concern will be alleviated through the effective implementation of the business plans.

3.	Summary of significant accounting policies

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

3.	Summary of significant accounting policies – Continued

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, allowance for credit losses, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)	Cash

Cash consists of cash on hand and in bank, and deposits that can be added to or withdrawn without limitation, which are unrestricted as to withdrawal and use.

(g)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit loss. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses as of June 30, 2024 and 2025 were nil and RMB 9,125,428, respectively.

3.	Summary of significant accounting policies – Continued

(h)	Advance to suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Group or refund an advance. The allowance for advance to suppliers as of June 30, 2024 and 2025 were RMB4,871,715 and nil, respectively.

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

3.	Summary of significant accounting policies – Continued

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

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, amounts due to related parties, and other payables included in accrued expenses. As of June 30, 2024 and 2025, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments. For borrowings that are not short-term, fair value is estimated using discounted cash flows, with discount rates based on current market interest rates for instruments with similar terms and credit risk.

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

The cumulative effect from the adoption as of June 30, 2024 was nil to the consolidated financial statements. For the year ended June 30, 2025, allowance of credit losses made by the Group was RMB 9,125,428 by applying ASC 326.

3.	Summary of significant accounting policies – Continued

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

Marketing campaign planning and execution

The Group primarily generates revenues by providing customized marketing campaign planning and execution services upon requests from its customers, including event design, logistics, layout of events, materials preparation, actual event set-up and implementation. Sometimes the Group purchases advertising space on the day of the event and then authorizes clients to use it for brand promotion. During the planning and execution of the events, the Group chooses various contents as the carrier and integrates advertisements into offline events and online videos to achieve marketing purposes. The Group accounts for a contract of marketing campaign planning and execution when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a successful event, and the contract price is fixed.

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

3.	Summary of significant accounting policies – Continued

The following table disaggregates the Group’s revenue for the years ended June 30, 2023, 2024 and 2025:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
By revenue type:
Marketing campaign planning and execution	55,590,318	72,551,148	61,355,474
Online precision marketing	6,112,910	31,619,104	56,680,368
Offline advertising	7,336,177	4,635,050	2,753,207
Total	69,039,405	108,805,302	120,789,049

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
By recognition method:
At a point of time	55,590,318	72,551,148	61,355,474
Over time	13,449,087	36,254,154	59,433,575
Total	69,039,405	108,805,302	120,789,049

Contract assets and liabilities

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RB
Contract liabilities type：
In time	424,528	2,115,522	1,416,745
Over time	471,698	-	962,264
Total	896,226	2,115,522	2,379,009

The movements of contract liabilities were as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Opening balance	896,226	2,115,522
Addition of contract liabilities	2,115,522	2,379,009
Revenue recognition during the year	(896,226)	(2,115,522)
Ending balance of contract liabilities	2,115,522	2,379,009

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer when that right is conditioned on something other than the passage of time. The Group has no contract assets as of June 30, 2024 and 2025.

Contract liabilities represent the obligation to transfer services to a customer for which the entity has received consideration from the customer. Contract liabilities were RMB2,115,522 and RMB2,379,009 as of June 30, 2024 and 2025, respectively. The Group expects to recognize the balance of contract liabilities as revenue in the next 12 months.

(o)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Cost of revenues primarily consists of online program production costs, live video broadcast costs, materials costs, and other event hosting and marketing related expenses purchased from suppliers. Such costs are recorded as incurred.

(p)	Selling and marketing expenses

Selling and marketing expenses mainly consist of labor expenses and travel expenses for sales personnel, social and entertainment expenses, employee stock incentive expenses and other miscellaneous selling expenses.

(q)	General and administrative expenses

General and administrative expenses mainly consist of salary and welfare for general and administrative personnel, rental and property management fee, office expenses, employee stock incentive expenses and other miscellaneous corporate expenses.

3.	Summary of significant accounting policies – Continued

(r)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses recorded for such employee benefits amounted to RMB182,475, RMB213,318 and RMB210,987 for the years ended June 30, 2023, 2024 and 2025 respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at June 30, 2024 and 2025, respectively.

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended June 30, 2023, 2024 and 2025, respectively, as there were no uncertain tax positions.

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

3.	Summary of significant accounting policies – Continued

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

3.	Summary of significant accounting policies – Continued

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

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. The standard is effective for fiscal years beginning after December 15, 2021, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU from July 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements.

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

4.	Accounts receivable, net

	As of June 30,
	2024	2025
	RMB	RMB
Accounts receivable	41,469,595	52,904,617
Less: allowance of credit losses	-	9,125,428
Accounts receivable, net	41,469,595	43,779,189

The movements in the allowance of credit losses were as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Beginning balance	-	-	-
Additions	-	-	9,125,428
Ending balance	-	-	9,125,428

5.	Advance to suppliers, net

The balance of advance to suppliers, net consisted of the following:

	As of June 30,
	2024	2025
	RMB	RMB
AIGC Research and Development Services	-	14,347,600
IP Digitalization	-	11,070,276
2021 Baoding Marathon	3,870,439	-
2023 Wanfenglin Half Marathon	532,011	-
2022 Kunming Plateau half horse	560,506	-
2025Youyang Jinxiu Flower Field and Iris Grassland Ecological Half Marathon Online Promotion	-	481,132
2022 Guizhou Ring Leigong Mountain Marathon	440,770	-
2024 Harbin Longevity Forest Marathon	4,230,000	-
2024 Golden Show Half Marathon	2,676,000	-
2023 Pony fun exercise class	128,277	-
2023 Beautiful Creation Camp	42,242	-
2025 Advertising Campaign -Good Family Brand	-	59,000
Others	478,101	-
Total	12,958,346	25,958,008
Less: allowance of credit losses	(4,871,715)	-
Total advance to suppliers, net	8,086,631	25,958,008

(1)	For the year ended June 30, 2022, the Group wrote off advance to suppliers of RMB2,848,086 for one event as a result of the cancellation of such event and relevant prepayments was determined to be not collectable. For the year ended June 30, 2023, the Group made allowance of advance to suppliers of RMB5,216,045 for three events as a result of the cancellation of such events and un-collectability of the prepayments that had been consumed. For the year ended June 30, 2024, there was RMB344,330 reversal for the prior period impairment made due to the collection of such prepayment from suppliers. For the year ended June 30, 2025, the Group wrote off advance to suppliers of RMB4,871,715 for the relevant prepayments was determined to be not collectable.

5.	Advance to suppliers, net – Continued

The movements in the allowance of doubtful accounts were as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Beginning balance	-	5,216,045	4,871,715
Additions	5,216,045	-	-
Reversal	-	(344,330)	-
Write-off	-	-	(4,871,715)
Ending balance	5,216,045	4,871,715	-

6.	Prepaid expenses and other current asset, net

The balance of prepaid expenses and other current asset, net consisted of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Deductible input tax	18,281	1,550,534
Prepayment for potential investment (1)	-	14,347,600
Security deposits (2)	2,879	721,612
Others	146,130	516,910
Total prepaid expenses and other current assets	167,290	17,136,656

(1)	The Group invested USD 2 million in Funken Vision Advertising (HK) Limited. The investment was subject to the target company obtaining an unqualified audit report from an audit firm with PCAOB qualifications before March 4, 2026, and having an annual profit of no less than RMB 10 million or an equivalent amount in US dollars during the audited year.As of the reporting date, the target company has not yet met the conditions. If the target company does not meet the conditions by the expiration date, the above investment funds can be returned.
(2)	Security deposits were mainly composed of custody funds USD 100,000.The company, underwriters, and the custodian agent entered into a custody agreement. According to this agreement, the company deposited the USD 100,000 of proceeds from the issuance into a non-interest bearing custody account held by the custodian agent. The custody funds could be requested for return after being in the account for one year.As of the reporting date, the Group has received the custody funds.

7.	Short-term borrowings

	As of June 30,
	2024	2025
	RMB	RMB
Xiamen International Bank Co., Ltd. (“Xiamen International”)	4,700,000	4,277,000
Total	4,700,000	4,277,000

Short-term borrowings represent amounts due to Xiamen International Bank to be matured within one year, with annual interest rate of 4.0%. The borrowings are newly proceeded with amount RMB4.55 million, started on December 5, 2024 and will mature on December 5, 2025. The borrowings are guaranteed by principal shareholders of the Group, Ms. Zhang Pingting and her spouse ,Mr. Zhan Jie and his spouse. As of June 30, 2025, the borrowings of RMB273,000 had been repaid, with RMB4,277,000 was still outstanding.

Interest expenses were RMB447,955, RMB198,746 and RMB206,296 for short-term borrowings for the years ended June 30, 2023, 2024 and 2025, respectively.

8.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2025
	RMB	RMB
Deferred offering costs in accrued expenses and other current liabilities	2,701,406	4,984,502
Accrued payroll and welfare	680,682	880,796
Borrowing from third parties (1)	647,463	1,128,816
Other tax payable	389,319	2,156,194
Others (2)	420,761	335,352
Total accrued expenses and other current liabilities	4,839,631	9,485,660

(1)	Borrowings from third parties were to supplement working capital for project bidding and these borrowings are usually settled in a short time.
(2)	Others were mainly composed of personal social security cost payable.

9.	Leases

Effective on July 1, 2020, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing.

For the year ended June 30, 2025, the Group derecognized the right-of-use assets due to early termination of long-term lease contract, and entered into a new leasing for office for twelve months. Since the Group elected the short-term lease exemption for all contracts with lease term of twelve months or less, the Group did not recognize the right-of-use assets and lease liabilities for such new short-term lease accordingly. And the Group adopted simplified calculation in lease expenses thereafter.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	118,320	-

The weighted average remaining lease terms and discount rates for the operating lease for the years of June 30, 2023, 2024 and 2025 were as follows:

	For the years ended June 30,
	2023	2024	2025
Weighted average remaining lease term (years)	1.50	-	-
Weighted average discount rate	4.20%	-	-

For the years ended June 30, 2023, 2024 and 2025, the lease expenses were as follow:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expenses	504,000	126,000	-
Short-term rental expenses	-	11,314	28,286

10.	Related party transactions

The principal related parties with which the Group had significant transactions during the periods presented were as follows:

No.	Names of related parties	Relationship
1	Mr. Zhan Jie	Principal shareholder
2	Mrs. Zhang Pingting	Principal shareholder
3	Mr. Wen Haoxiang	Principal shareholder

Amounts due from related parties consisted of the following for the periods indicated:

	As of June 30,
	2024	2025
	RMB	RMB
Mr. Zhan Jie	24,300	-

10.	Related party transactions – Continued

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,
	2024	2025
	RMB	RMB
Mr. Zhan Jie	-	513,513
Amounts due to related parties	-	513,513

The amount due to related parties were unsecured interest-free and repayable on demand.

During the years ended June 30, 2023, 2024 and 2025, the Group had the following significant related party transactions:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Loan from related pates
Mr. ZhanJie	15,000,180	-	-
Mrs. Zhang Pingting	15,000,000	-	-

Repayment of loans to related parties
Mr. Zhan Jie	-	15,000,000	-
Mrs. Zhang Pingting	-	15,000,000	-

Capital injection from related parties
Mr. Zhan Jie	-	15,000,000	-
Mrs. Zhang Pingting	-	15,000,000	-
Mr. Wen Haoxiang	-	1,500,000	-

On July 6, 2023, the Group repaid the related-party loan of RMB30,000,000. On the same day, Star Fashion (Xiamen), the primary operating subsidiary of the Company received its registered capital of in the amount of RMB30,000,000 from Mr. Zhan Jie and Mrs. Zhang Pingting.

11.	Income tax

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

11.	Income tax – Continued

Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for the years ended June 30, 2023, 2024 and 2025, respectively, as it did not have assessable profit during the periods presented.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended June 30, 2023, 2024 and 2025.

The income tax provision consisted of the following components:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expenses	3,926,702	3,650,782	4,208
Deferred income tax benefits	(1,304,011)	86,082	1,217,929
Total	2,622,691	3,736,864	1,222,137

A reconciliation between the Group’s actual provision for income taxes and the provision at the RC, mainland statutory rate was as follows:

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Income before income tax	(10,440,451)	(14,946,387)	129,609,137
Expected taxation at PRC statutory tax rate	2,610,113	3,736,597	(32,402,284)
Non-deductible expenses	12,578	267	20,463
Non-deductible costs due to invoices not obtained			863,590
Effect of income tax rate differences in jurisdictions other than the PRC	-	-	30,070,407
Change in valuation allowance	-	-	2,669,961
Income tax expenses	2,622,691	3,736,864	1,222,137

11.	Income tax – Continued

As of June 30, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2023, 2024 and 2025 the Company did not have any significant interest or penalties associated with uncertain tax positions. The significant components of the net deferred tax assets are summarized below:

	As of June 30,
	2024	2025
	RMB	RMB
Deferred tax assets:
Allowance of doubtful accounts	1,217,929	-
Less: Valuation allowance	-	-
Total deferred tax assets, net	1,217,929	-

For entities incorporated in PRC mainland, net loss can be carried forward for five years. The Group had losses carried forward amounting to 126,579,306 as of June 30, 2025. As of June 30, 2024 and 2025, deferred tax assets from allowance of doubtful accounts were RMB1,217,929 and nil, respectively. No valuation allowance has been made for these deferred tax assets because management reliably estimate the benefit of potential tax assets would be realized.

12.	Equity

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

On October 15,2024, the Company issued 2,150,000 Class A common shares after successfully going public.

The Group publicly filed the FORM S-8 registration statement with the U.S. Securities Exchange on December 19, 2024, and issued 1,800,000 Class A common shares for equity incentives in January 2025. The percentage of Ordinary Shares beneficially owned prior to the offering is based on 10,850,000 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares outstanding. The percentages of Ordinary Shares beneficially owned after the offering is based on 12,650,000 Ordinary Shares outstanding immediately after the offering and assumes the sales of Class A Ordinary Shares. The insurance of shares, Share Subdivision and Share Redesignation were considered as a part of the reorganization of the Group and the share and per share are presented on a retroactive basis.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were RMB31,500,000and RMB185,821,835, respectively.

13.	Commitments and contingencies

(a) Operating lease commitments

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of June 30, 2025, are payable as follows:

Lease Commitment
Within 1 year	22,110
Total	22,110

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these consolidated financial statements.

14.	Concentration and risk

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended June 30,
	2023	2024	2025
Percentage of the Group’s total revenue
Customer F	*	*	13%
Customer I	*	*	13%
Customer A	16%	16%	12%
Customer B	*	10%	*
Customer C	21%	*	*
Customer D	18%	*	*
Customer E	11%	*	*

*	Represented the percentage below 10%

14.	Concentration and risk – Continued

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2024	2025
Percentage of the Group’s accounts receivable
Customer A	26%	29%
Customer G	*	14%
Customer M	*	14%
Customer H	17%	*
Customer B	12%	*
Customer I	11%	*
Customer C	10%	*

*	Represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of June 30,
	2024	2025
Percentage of the Group’s contract liabilities
Customer G	*	60%
Customer N	*	40%
Customer J	32%	*
Customer K	30%	*
Customer L	25%	*

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended June 30,
	2023	2024	2025
Percentage of the Group’s total cost of revenue
Supplier J	*	*	11%
Supplier A	10%	23%	*
Supplier B	*	16%	*
Supplier C	18%	10%	*
Supplier D	20%	*	*
Supplier E	17%	*	*
Supplier F	10%	*	*

*	Represented the percentage below 10%

14.	Concentration and risk – Continued

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s advance to suppliers:

	As of June 30,
	2024	2025
Percentage of the Group’s advance to suppliers
Supplier M	*	55%
Supplier N	*	18%
Supplier O	*	14%
Supplier P	*	11%
Supplier D	23%	*
Supplier I	22%	*
Supplier J	19%	*
Supplier E	12%	*
Supplier K	10%	*

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s accounts payable:

	As of June 30,
	2024	2025
Percentage of the Group’s accounts payable
Supplier C	*	19%
Supplier H	11%	16%
Supplier Q	*	10%
Supplier B	35%	*
Supplier L	22%	*
Supplier G	12%	*

*	Represented the percentage below 10%

Currency risk

The Group mainly carries out operations in the PRC with most transactions settled in Renminbi. As of June 30, 2025, the Group’s cash and cash equivalent balance was denominated in Renminbi. The Group considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. The Group’s cash denominated in Renminbi amounted to RMB1,252,793 and RMB468,731, as of June 30, 2024 and 2025, respectively.

Interest rate risk

The Group is exposed to interest rate risk on interest-bearing assets and liabilities. As part of asset and liability risk management, the Group reviews and takes appropriate steps to manage interest rate exposures on interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2023, 2024 and 2025.

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

15.	Subsequent events

The Company has evaluated events subsequent through November 12, 2025, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

16.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for The Company to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of June 30,
	2024	2025
	RMB	RMB
ASSETS
Investment in subsidiaries	22,430,461	45,921,022
Total assets	22,430,461	45,921,022

LIABILITIES
Investment in subsidiaries	-	-
Total liabilities	-	-

Shareholders’ equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 8,700,000 and 12,650,000 Class A ordinary shares issued and outstanding as of June 30, 2024 and 2025 respectively)	631	906
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2024 and 2025, respectively)	94	94
Subscription receivable	(725)	(725)
Additional paid-in capital	31,500,000	185,821,560
Accumulated deficit	(9,069,539)	(139,900,813)
Total shareholders’ equity	22,430,461	45,921,022

TOTAL LIABILITIES AND SHAREHOLDERS’ EQITY	22,430,461	45,921,022

Condensed Statements of operations and comprehensive income

	For the years ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Operating profit:
Equity in profit/(loss) of subsidiaries	7,817,760	11,209,523	(130,831,274)

Profit/(loss) before income tax expenses	7,817,760	11,209,523	(130,831,274)
Income tax expenses	-	-	-
Net profit/(loss)	7,817,760	11,209,523	(130,831,274)

Condensed Statements of Cash Flows

There were no cash flow activities of the parent company for the years ended June 30, 2023, 2024 and 2025, respectively.