Form 20-F
period 2026-06-30
Star Fashion Culture Holdings Ltd
filed 2026-10-23
CIK 2003061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Ms. Zhang Pingting (CFO)

Tel: +86 13063138565

Email: Hira@xmxing-ji.com

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0004 per share	STFS	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 1,161,276 Class A ordinary shares issued and outstanding as of June 30, 2026.

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“Class A Ordinary Shares” refers to the Company’s Class A ordinary shares, par value US$0.0004 per share, with 1,900,000,000 Class A Ordinary Shares authorized and 13,161,276 Class A Ordinary Shares outstanding as of the date of this Report.

●	“Class B Ordinary Shares” refers to the Company’s Class B ordinary shares, par value US$0.0004 per share, with 100,000,000 Class B Ordinary Shares authorized and 2,032,500 Class B Ordinary Shares outstanding as of the date of this Report.

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this Report only;

●	Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Star Fashion” refer to Star Fashion Culture Holdings Limited, a Cayman Islands company that will issue the Class A Ordinary Shares being offered. References to the “Group” refers to Star Fashion and its subsidiaries.

●	“IPO” refers to our initial public offering of 2,150,000 Class A ordinary shares, $ US$0.00001 par value per share;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Fashion Culture Holdings Limited., consisting of Class A Ordinary Shares and Class B Ordinary Shares;

●	“RMB” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

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

We depend on key suppliers to obtain a number of our products with our top five suppliers accounted for approximately 66.0%, 45.0% and 59.8% of your cost of revenue during the fiscal years ended June 30,2024, 2025 and 2026, respectively. Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to secure new licensing deal with event organizers, perform online marketing or to arrange for display of offline marketing content. Our ability to carry out our business operations will be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

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

Maintaining existing customers and developing new customers are always essential to our success. We are heavily dependent on our top customers. For the year ended June 30, 2026 our top 5 customers contributed to approximately 87% of our revenue. For the year ended June 30, 2025 our top 5 customers contributed to approximately 52% of our revenue. For the year ended June 30, 2024, our top 5 customers contributed to approximately 48% of our revenue.

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

Our business depends on our ability to successfully obtain payment from customers of the amounts they owe us for our referral services. As of June 30, 2025 and 2026 our accounts receivable balance amounted to approximately RMB43.78 million and RMB61.18 million (US$9.02 million), respectively. The decrease in receivables reflects an improvement in customer’s collection speed during the current year..If we are unable to timely collect our accounts receivable on a timely and consistent basis, however, our cash flows and access to operating capital could be adversely affected.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of amendment of memorandum and articles of association and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to ten (10) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Zhang Pingting, our Chief Financial Officer and controlling shareholder, beneficially owns approximately 6.28% of our outstanding Ordinary Shares representing 74.64% of the total voting power of the aggregate voting power of our Company. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers and directors, Liu Xiaohua and Zhang Pingting, as well as our independent directors, Li Ying, Zhou Mo and Li Mengting, all reside within China and are PRC nationals. As a result, it may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or above mentioned current officers and directors residing within China from outside of mainland China. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

On July 2, 2025, the Company entered into a placement agency agreement with WestPark Capital, Inc. as placement agent, in connection with its public offering of 20,000,000 Class A Ordinary Shares at a price of $0.40 per share. The Company’s Registration Statement on Form F-1 (File No. 333-287377), originally filed with the Commission on May 19, was declared effective by the Commission on July 1, 2025.

On January 6, 2026, the Company entered into a series of securities purchase agreement six purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $1,000,500 of securities, consisting of 13,800,000 Class A ordinary shares of the Company, par value $0.00001 per share. The Private Placement closed on January 14, 2026.

On February 24, 2026, pursuant to an annual general meeting of shareholders held on February 24, 2026: (i) the voting rights of the Company’s Class B Ordinary Shares was increased to one hundred votes per share; (ii) the authorized share capital of the Company increased from US$50,000 divided into 4,980,000,000 Class A ordinary shares of US$0.00001 each (the “Pre-consolidation Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of US$0.00001 each (the “Pre-consolidation Class B Ordinary Shares”) to US$800,000 divided into 76,000,000,000 Pre-consolidation Class A Ordinary Shares and 4,000,000,000 Pre-consolidation Class B Ordinary Shares by the creation of additional 71,020,000,000 Pre-consolidation Class A Ordinary Shares and additional 3,980,000,000 Pre-consolidation Class B Ordinary Shares; and (iii) there was a consolidation of every forty (40) issued and unissued Pre-consolidation Class A Ordinary Shares in the authorized share capital of the Company into 1 Class A ordinary shares of US$0.0004 each and every forty (40) issued and unissued Pre-consolidation Class B Ordinary Shares in the authorized share capital of the Company into 1 class B ordinary shares of US$0.0004 each, such that the authorized share capital of the Company became US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 100,000,000 class B Ordinary Shares of US$0.0004 each.

Pursuant to the ordinary resolutions of the shareholders of the Company passed at the annual general meeting of the Company held on 24 February 2026 (the AGM), the written resolution of all of the Directors dated 15 June 2026, the ordinary resolutions of the shareholders of the Company passed at the extraordinary general meeting of the Company held on 13 July 2026 and the written resolution of all of the Directors dated 13 July 2026, the Company shall allot 2,000,000 Class B ordinary shares of US$0.0004 par value each (the Class B Ordinary Shares) to Xingji Zhangpingting Limited at a consideration (the Consideration) US$1.30 per Class B Ordinary Share. On July 22, 2026, the Company entered into a subscription agreement with Xingji Zhangpingting Limited, pursuant to which the Company issued and sold 2,000,000 Class B Ordinary Shares to Xingji Zhangpingting Limited for a total purchase price of $2,600,000.

On September 25, 2026, the Company entered into a securities purchase agreements several investors named therein, pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 12,000,000 Class A Ordinary Shares at the price of $0.80 per Class A Ordinary Share. The securities purchase agreement contained customary representations and warranties and agreements of the Company and the purchasers and includes customary indemnification rights and obligations of the parties. The Company engaged Kingswood Capital Partners, LLC as the placement agent the offering pursuant to a placement agency agreement dated September 25, 2026, by and between the Company and the placement agent. The Offering was closed on September 28, 2026.

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

Revenue from our events planning and execution services was RMB72.6 million, RMB 61.4 million and RMB59.3 million for the fiscal years ended June 30, 2024, 2025 and 2026, respectively, which accounted for 66.7%, 50.8% and 28.2% of our total revenue for those fiscal years, respectively.

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

Revenue from our online precision marketing services was RMB31.6 million, RMB56.7 million and RMB150.9 million for the fiscal years ended June 30, 2024, 2025 and 2026, respectively, which accounted for 29.0%, 46.9% and 71.8% of our total revenue for those fiscal years, respectively.

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

Services

Depending the goal of each event, our content marketing services may include one or a combination of the following responsibilities:

●	Planning. Through our established network and connections in the industry, we are able to secure marketing rights to events hosted in various regions in the PRC. We then help clients looking to market their products in order to plan the details of their marketing strategy, including logistics, budget, venue, entertainment, catering, and contingency plans, as well as the sublicensing of marketing rights from us to the client, such that they are able to collaborate with the event in marketing their products.

●	Design. We provide in-house design services, including event logo and mascot creation, concept, and appearance, exhibition model design, and venue dressing.

●	Production. Through third-party event material producers, we produce event materials such as signs and banners, badges and name-tags, promotional items, and gift and award items.

●	Reception. We arrange the invitation and reception of key participants of an event

●	Execution. We arrange decoration of venues, distribution of event materials, and supervise the execution of other aspects of events.

●	Analysis. We provide after-marketing campaign planning and execution and collect event participant feedback, summarize the results of event execution, and issue detailed reports to clients for evaluation purposes.

CUSTOMERS

Our major customers which accounted for 10.0% or more of our Group’s total revenue for FY 2026, FY 2025 and/or FY 2024 are as follows:

	For the years ended June 30,
	2024	2025	2026
Percentage of the Group’s total revenue
Customer F	*	13.4%	*
Customer I	*	12.7%	*
Customer A	16.1%	12.3%	*
Customer B	10.4%	*	*
Customer G	*	*	46.9%
Customer D	*	*	24.6%

Except as disclosed above, our Directors are of the view that, as of June 30, 2026, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

As at the date of this Report, none of the Directors or Principal Shareholders of the Company or their respective associates has any interest, direct or indirect, in any of our customers.

SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 10.0% or more of our Group’s total supplies purchases and sub-contractor costs for FY 2026, FY 2025 and/or FY 2024 are as follows:

	For the years ended June 30,
	2024	2025	2026
Percentage of the Group’s total cost of revenue
Supplier J	*	11.0%	*
Supplier A	22.7%	*	*
Supplier B	16.4%	*	*
Supplier C	9.6%	*	*
Supplier D	*	*	21.0%
Supplier L	*	*	11.7%
Supplier F	*	*	10.6%

Except as disclosed above, our Directors are of the view that, as of June 30, 2026, our business and profitability are not materially dependent on any of our suppliers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

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

C. Organizational structure.

The following diagram illustrates the ownership structure of the Company as of the date of this Report:

Applicable percentage of ownership is based on 13,161,276 Class A Ordinary Shares and 2,032,500 Class B Ordinary Shares outstanding as of the date of this Report. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to ten (10) votes per share.

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

D. Property, plant and equipment.

Our registered address is Room 401, No. 7 He Ning Er Road, Huli District, Xiamen City, Fujian Province. According to the “Certificate of Free Use of Residence and Business Premises” issued by the Huli Subdistrict Office of the People’s Government of Huli District, Xiamen City on October 9, 2025, the premise is owned by the Huli Subdistrict Office of Xiamen City and is provided to the Star Fashion (Xiamen) as a residence free of charge. The Company’s use of the premise as a registered address will terminate on October 8, 2027. However, as of the date of this Report, the Xiamen Huli Subdistrict Office has not been able to provide relevant property rights certificates. We have been advised by our PRC counsel that in the event the Huli Subdistrict Office of Xiamen City does not have the right to the property, the Company would not be able to continue utilizing the premise as registered address.

We leased Room 1203, No.611, Sishui Road, Huli District, Xiamen, China as our principal office. The lease for this space will terminate on April 30, 2027. As of the date of this Report, Xiamen Fengsheng Real Estate Agency Co., Ltd., the lessor, has not been able to provide the relevant property rights certificates. Furthermore, as of the date of this Report, the property has not been registered for rental use in accordance with the relevant PRC regulations. We have been advised by our PRC counsel that should the lease not be able to continue due to claims by a third party over the rights of the premise, the Company may not be able to continue its lease of the premise. Furthermore, while the enforceability of the lease agreement is not affected by the failure to register the property for rental use, according to the “Measures for the Administration of Commercial House Leasing”, the Company may be subject to fines of not less than RMB1,000 and not more than RMB10,000 due to failure by the parties of the lease agreement to register the property and lease agreement in a timely manner. As of the date of this Report, we have not been imposed any fines from the relevant authorities due to failure to register the relevant lease agreement.

WFOE’s registered address is A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China. According to the “Certificate of Free Use of Residence and Business Premises” issued by the Jinshan Street Subdistrict Office of the People’s Government of Huli District, Xiamen City on July 30, 2025, the premise is owned by the Huli Subdistrict Office of Xiamen City and is provided to the WFOE as a residence free of charge. WFOE’s use of the premise as registered address for WFOE will terminate on July 31, 2027. However, as of the date of this Report, the Xiamen Huli Subdistrict Office has not been able to provide relevant property rights certificates. We have been advised by our PRC counsel that in the event the Huli Subdistrict Office of Xiamen City does not have the right to the property, WFOE would not be able to continue utilizing the premise as registered address.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

As at the date of this Report, the Group is occupying the following premises:

Address	Purpose	Occupy Period
Room 401 – 64, No. 7, Hening 2nd Road, Huli District, Xiamen, China	Registered address of the Company	October 9, 2025 to October 8, 2027

Room 1203, No.611, Sishui Road, Huli District, Xiamen, China	Principal office	May 1, 2025 to April 30, 2027

A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China	Registered address of WFOE	July 30, 2025 to July 31, 2027

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

Our total revenues increased by RMB89.4 million, or 74.0%, to RMB210.2 million (US$31.0 million) for the year ended June 30, 2026, compared to RMB120.8 million for the year ended June 30, 2025. Our net loss decreased by RMB102.0 million, or 78.0%, to RMB28.8 million (US$4.2 million) for the year ended June 30, 2026, compared to RMB130.8 million for the year ended June 30, 2025. Our total revenues increased by RMB11.98 million, or 11.0%, to RMB120.8 million for the year ended June 30, 2025, compared to RMB108.8 million for the year ended June 30, 2024. Our net income decreased by RMB142.0 million, or 1,267.1%, to RMB-130.8 million for the year ended June 30, 2025, compared to RMB11.2 million for the year ended June 30, 2024.

A. Operating results

KEY FACTORS THAT AFFECT OPERATING RESULTS

The historical performance and outlook for our business are influenced by numerous factors, including the following:

Our ability to maintain our major customers.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the fiscal years ended June 30, 2024, 2025 and 2026, respectively, our top five customers, accounted for approximately 47.7%, 52.0% and 86.8% of our revenue. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

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

Our ability to maintain collaboration with major vendors

We have built long-standing and stable relationships with major platform enterprises, suppliers and logistics companies. This collaborative approach allows us to provide our customers with unparalleled services, fostering a greater level of competitiveness in the content marketing industry. For the fiscal years ended June 30, 2024, 2025 and 2026, respectively, our top five suppliers, accounted for approximately 66.0%, 45.0% and 59.8% of our cost of revenue. We conduct a thorough screening process when assessing potential vendors, but there is no guarantee that they will possess the financial resources and business acumen required to operate successfully in their territories. Furthermore, vendors may modify or terminate agreements, which could have adverse consequences for our brand reputation if they do not comply with local laws and regulations. As independent business owners, vendors are responsible for overseeing their daily operations, and we rely on them to uphold the quality and standards outlined in our agreements. Any deviation from these standards could harm our financial condition and results of operations.

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

	For the years ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
Revenues	108,805,302	100.0	120,789,049	100.0	210,185,376	30,977,491	100.0
Cost of revenues	(91,812,080)	(84.4)	(113,928,804)	(94.3)	(194,080,011)	(28,603,854)	(92.3)
Gross profit	16,993,222	15.6	6,860,245	5.7	16,105,365	2,373,637	7.7

Operating expenses:
Selling and marketing expenses	(1,597,633)	(1.5)	(72,432,883)	(60.0)	(31,263,396)	(4,607,654)	(14.9)
General and administrative expenses	(1,338,931)	(1.2)	(64,147,931)	(53.1)	(18,963,320)	(2,794,848)	(9.0)
Total operating expenses	(2,936,564)	(2.7)	(136,580,814)	(113.1)	(50,226,716)	(7,402,502)	(23.9)
Operating income/(loss)	14,056,658	12.9	(129,720,569)	(107.4)	(34,121,351)	(5,028,865)	(16.2)

Other expenses
Financial expenses, net	(225,227)	(0.2)	110,393	0.1	(567,878)	(83,695)	(0.3)
Government subsidies	1,000,065	0.9	1,039	-	-	-	-
Other income, net	114,891	0.1	-	-	6,217,151	916,295	3.0
Total other expenses, net	889,729	0.8	111,432	0.1	5,649,273	832,600	2.7

Profit/(loss) before income tax expenses	14,946,387	13.7	(129,609,137)	(107.3)	(28,472,078)	(4,196,265)	(13.5)
Income tax expenses	(3,736,864)	(3.4)	(1,222,137)	(1.0)	(273,349)	(40,287)	(0.1)
Net income/(loss)	11,209,523	10.3	(130,831,274)	(108.3)	(28,745,427)	(4,236,552)	(13.6)

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

Our breakdown of revenues for the years ended June 30, 2024, 2025 and 2026 is summarized as below:

	For the years ended June 30,
	2024		2025		2026			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Revenues:
Marketing campaign planning and execution	72,551,148	66.7	61,355,474	50.8	59,297,520	8,739,373	28.2	(3.4)
Online precision marketing	31,619,104	29.0	56,680,368	46.9	150,887,856	22,238,118	71.8	166.2
Offline advertising	4,635,050	4.3	2,753,207	2.3	-	-	-	(100.0)
Total revenues	108,805,302	100.0	120,789,049	100.0	210,185,376	30,977,491	100.0	74.0

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of event design costs, online program production costs, live video broadcast costs, materials costs, and other content marketing and advertising related expenses purchased from suppliers. Such costs are recorded as incurred.

Our breakdown of cost of revenues for the years ended June 30, 2024, 2025 and 2026 is summarized as below:

	For the years ended June 30,
	2024		2025		2026			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Cost of revenues:
Marketing campaign planning and execution	60,926,791	66.4	61,181,290	53.7	58,809,519	8,667,451	30.3	(3.9)
Online precision marketing	27,083,121	29.5	49,926,310	43.8	135,270,492	19,936,403	69.7	170.9
Offline advertising	3,802,168	4.1	2,821,204	2.5	-	-	-	(100.0)
Cost of revenues	91,812,080	100.0	113,928,804	100.0	194,080,011	28,603,854	100.0	70.4

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit margin was 15.6%, 5.7% and 7.7%, respectively, for the years ended June 30, 2024, 2025 and 2026.

Our breakdown of gross profit by revenue streams for the years ended June 30, 2024, 2025 and 2026 is set forth below:

	For the years ended June 30,
	2024		2025			2026
	RMB	Margin	RMB	Margin	%	RMB	US$	Margin	%
Gross profit and margin
Marketing campaign planning and execution	11,624,357	16.0%	174,184	0.3%	2.5	488,001	71,922	0.8%	3.0
Online precision marketing	4,535,983	14.3%	6,754,058	11.9%	98.4	15,617,364	2,301,715	10.4%	97.0
Offline advertising	832,882	18.0%	(67,997)	(2.5)%	(1.0)	-	-	-	-
Total	16,993,222	15.6%	6,860,245	5.7%	100.0	16,105,365	2,373,637	7.7%	100.0

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

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years ended June 30, 2024, 2025 and 2026:

	For the years ended June 30,
	2024		2025		2026			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Operating expenses
Selling and marketing expenses	1,597,633	54.4	72,432,883	53.0	31,263,396	4,607,654	62.2	(56.8)
General and administrative expenses	1,338,931	45.6	64,147,931	47.0	18,963,320	2,794,848	37.8	(70.4)
Operating expenses	2,936,564	100.0	136,580,814	100.0	50,226,716	7,402,502	100.0	(63.2)

Our breakdown of selling and marketing expenses for the years ended June 30, 2024, 2025 and 2026 is summarized as below:

	For the years ended June 30,
	2024		2025		2026			Variance
	RMB	%	RMB	%	RMB	US$	%	%
Selling and marketing expenses
Salaries and welfares	1,250,837	78.3	1,268,550	1.8	1,305,000	192,333	4.2	2.9
Travel and entertainment expenses	346,209	21.7	357,668	0.5	239,299	35,268	0.8	(33.1)
Advertising and business promotion expenses	-	-	4,033,396	5.6	-	-	-	-
License fee	-	-	-	-	9,145,613	1,347,897	29.3	-
Employee stock incentive expenses	-	-	66,772,563	92.1	20,572,642	3,032,032	65.7	(69.2)
Others	587	-	706	-	842	124	-	19.3
Total sales and marketing expenses	1,597,633	100.0	72,432,883	100.0	31,263,396	4,607,654	100.0	(56.8)

Our breakdown of general and administrative expenses for the years ended June 30, 2024, 2025 and 2026 is summarized as below:

	For the years ended June 30,
	2024		2025		2026			Variance
	RMB	%	RMB	%	RMB	US$	%	%
General and administrative expenses
Credit losses	(344,330)	(25.7)	9,125,428	14.2	7,953,156	1,172,150	41.9	(12.8)
Salaries and welfares	1,351,734	101.0	1,959,387	3.1	1,929,298	284,343	10.2	(1.5)
Rental and property management fees	173,290	12.9	33,813	0.1	26,963	3,974	0.1	(20.3)
Professional fees	88,227	6.6	27,278	-	6,954,608	1,024,982	36.7	25,395.3
Amortization expense	-	-	-	-	1,864,276	274,760	9.8	-
Employee stock incentive expenses	-	-	52,824,386	82.3	-	-	-	-
Others	70,010	5.2	177,639	0.3	235,019	34,639	1.3	32.3
Total general and administrative expenses	1,338,931	100.0	64,147,931	100.0	18,963,320	2,794,848	100.0	(70.4)

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not have operations outside of the PRC and none of our subsidiaries outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended June 30, 2024, 2025 and 2026.

Year Ended June 30, 2025 Compared to Year Ended June 30, 2026

Revenues

Our total revenues increased by approximately RMB89.4 million, or 74.0%, from approximately RMB120.8 million for the year ended June 30, 2025 to approximately RMB210.2million (US$31.0 million) for the year ended June 30, 2026, primarily attributable to a notable growth of our online precision marketing revenue.

Revenues from our marketing campaign planning and execution services decreased by RMB2.1 million, or 3.4%, from RMB61.4million for the year ended June 30, 2025 to RMB59.3 million (US$8.7 million)   for the year ended June 30, 2026. The decrease was primarily attributable to the company’s strategic shift in focus toward online precision marketing, which resulted in a deliberate reduction in the volume of marketing campaign planning.

Revenues from our online precision marketing services increased by RMB94.2 million, or 166.2%, from RMB56.7 million for the year ended June 30, 2025 to RMB150.9 million (US$22.2 million) for the year ended June 30, 2026. The growth was primarily driven by the company’s strategic shift toward online precision marketing, which led to increased investment and business expansion in this segment. As a result, we undertook a greater number of projects, including 103 projects in total during the year ended June 30, 2026, which generated revenue of RMB150.9 million.

Revenues from our offline advertising services decreased by RMB2.8 million, or 100.0%, from RMB2.8 million for the year ended June 30, 2025 to RMB nil (US$ nil) for the year ended June 30, 2026, which were due to that we continuously centralized our advertising business on online channels, which can provide our customers with more precise, diverse and value-added brand marketing solutions.

Cost of Revenues

Our cost of revenues increased by RMB80.2 million, or 70.4%    from RMB113.9 million for the year ended June 30, 2025 to RMB194.1 million (US$28.6 million) for the year ended June 30, 2026.

Our cost of revenues for marketing campaign planning and execution decreased by approximately RMB2.4 million, or 3.9%, from approximately RMB61.2 million for the year ended June 30, 2025 to approximately RMB58.8 million (US$8.7 million) for the year ended June 30, 2026, primarily due to reduction in project scale compared to the year ended June 30, 2025.

Our cost of revenues for online precision marketing services increased by approximately RMB85.3 million, or 170.9%, from approximately RMB49.9 million for the year ended June 30, 2025 to approximately RMB135.3 million (US$19.9 million) for the year ended June 30, 2026. The increase was in line with the boosted in revenues from online precision marketing.

Our cost of revenues for offline advertising services decreased by approximately RMB2.8 million, or 100.0%, from approximately RMB2.8 million for the year ended June 30, 2025 to approximately RMB nil (US$ nil) for the year ended June 30, 2026. The decrease was in line with the decrease in revenues from offline advertising.

Gross Profit

Our gross profit increased by RMB9.2 million, or 134.8%, from RMB6.9 million for the year ended June 30, 2025 to RMB16.1 million (US$2.4 million) for the year ended June 30, 2026. For the years ended June 30, 2025 and 2026, our overall gross profit margin was 5.7% and 7.7%, respectively, which was mainly attributable to (i) the increase in the profit margin of revenues from marketing campaign planning and execution. Gross profit margin of our marketing campaign planning and execution increased from 0.3% for the year ended June 30, 2025 to 0.8% for the year ended June 30, 2026, (ii) gross profit margin of our online precision marketing services slightly decreased from 11.9% for the year ended June 30, 2025 to 10.4% for the year ended June 30, 2026, (iii) we suspended the offline advertising services due tothat we continuously centralized our advertising business on online channels, which can provide our customers with more precise, diverse and value-added brand marketing solutions..

Operating Expenses

Operating expenses decreased from RMB 136.6 million for the year ended June 30, 2025 to RMB 50.2 million (US$ 7.4 million) for the year ended June 30, 2026, representing a year-on-year decrease of 63.2%. This decrease was primarily attributable to the decreases in our selling expenses and general and administrative expenses.

Selling and marketing expenses

Selling and marketing expenses decreased by 56.8% from RMB 72.4 million for the year ended June 30, 2025 to RMB31.3million (US$ 4.6million) for the year ended June 30, 2026, which was primarily attributable to an decrease of RMB 46.2 million in employee stock incentive expenses. The Company issued 1.8 million Class A common shares for equity incentives in the prior year, and most of the expenses was recognized in the prior year.

General and administrative expenses

General and administrative expenses decreased by RMB 45.2 million, or 70.4% from RMB 64.1 million for the year ended June 30, 2025 to RMB 19.0million (US$ 2.8 million) for the year ended June 30, 2026, which was primarily attributable to (i) the bad debt provision for the slow accounts receivable collection decreased by RMB1.2 million from RMB 9.1 million to RMB 8.0 million, the total bad debt provision increased by RMB8.0 million from RMB9.1 million to RMB17.1 million due to the increase in long-aged account receivables and we had recorded a provision for bad debts of RMB 9.1 million for trade receivables under the CECL model in the prior year. (ii) a decrease of RMB 52.8 million in employee stock incentive expenses. The Company issued 1.8 million Class A common shares for equity incentives in the prior year, all of the expenses was recognized in the prior year and no related expenses were incurred during the current year.

Other non-operating (expenses)/income, net

Other non-operating (expenses)/income, net consist of government subsidies, financial expenses, net and other income, net.

Financial expenses, net increased by 614.4% from RMB 110,393 for the year ended June 30, 2025 to RMB -567,878 (US$-83,695) for the year ended June 30, 2026, which was primarily attributable to exchange losses of Star Fashion (Hong Kong) which was RMB 320,077.

Other income, net increased by 100.0% from nil for the year ended June 30, 2025 to RMB6.2 million for the year ended June 30, 2026, which was primarily attributable to the write-off of accounts payable outstanding for more than three years.

Income taxes expenses

Our income tax expenses were RMB1.2 million and RMB0.3 million (US$40,287) for the year ended June 30, 2025 and 2026, respectively. This decrease was primarily attributable to the increase of tax loss carry forward in prior year for the year ended June 30, 2026.

Net income

As a result of the foregoing, our net loss decreased by RMB 103.3 million, or 78.0%, from RMB130.8 million for the year ended June 30, 2025 to RMB 28.7 million (US$4.2 million) for the year ended June 30, 2026.

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

Financial expenses, net decreased by 149.0% from RMB 225,227for the year ended June 30, 2024 to RMB-110,393 (US$-15,410) for the year ended June 30, 2025, which was primarily attributable to exchange Gains of Star Fashion (Hong Kong) which was RMB 325,185.

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

As of June 30, 2026, we had cash and cash equivalents balance of RMB 471,226 (US$69,450). For the year ended June 30, 2026, our net cash used in operating activities is RMB26.7 million (US$3.9 million) which was primarily in result of issuing 1.8 million Class A common shares for equity incentives.

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

Cash Flows

The table below sets forth our cash flows for the years ended June 30, 2024, 2025 and 2026.

	For the years ended				Change
	2024	2025	2026	2026	Amount	%
		RMB		US$	RMB
Net cash provided by/(used in) operating activities	7,234,032	(28,401,519)	(26,746,765)	(3,941,984)	1,654,754	(6)%
Net cash (used in)/provided by financing activities	(6,029,766)	41,965,057	62,436,825	9,202,049	20,471,768	49%
Net cash used in investing activity	-	(14,347,600)	(35,687,565)	(5,259,695)	(21,339,965)	149%
Net increase/(decrease) in cash	1,204,266	(784,062)	2,495	370	786,557	(100.3)%
Cash at the beginning of year	48,527	1,252,793	468,731	69,080	(784,062)	(62.6)%
Cash at the end of year	1,252,793	468,731	471,226	69,450	2,495	0.5%

Operating activities

Net cash used in operating activities was RMB26.7 million (US$3.9 million) for the year ended June 30, 2026, which primarily reflected our net loss of RMB28.7 million, the provision for bad debts of accounts receivable of RMB 8.0 million and share-based compensation of 20.6 million resulting from the issuance of 1.8 million equity incentive plan shares. Adjustment for changes in operating assets and liabilities primarily consisted of (i) an increase of RMB25.4 million in accounts receivable;(ii) an increase of RMB 20.2 million in advance to suppliers; (iii) a decrease of RMB15.7 million in prepaid expenses and other current asset ; (iv) a decrease of RMB4.2  million in accounts payable; (v) a decrease of RMB 4.3 million in accrued expenses and other current liabilities.

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

Investing activity

Net cash used in investing activity was RMB35.7 million (US$5.3 million) for the year ended June 30, 2026, which primarily attributable to payments to acquire intangible assets of RMB35.7 million.

Net cash used in investing activity was RMB14.4 million (US$2.0 million) for the year ended June 30, 2025, which primarily attributable to (i) payments to acquire equity instruments of other entities of RMB14.4 million.

Financing activities

For the year ended June 30, 2026, our net cash provided by financing activities was RMB62.4 million (US$9.2 million), which was primarily attributable to (i) proceeds of short-term loan to bank of RMB4.0 million; (ii) net proceeds from initial offerings of RMB63.3 million; partially offset by (i) repayments of short-term loan from bank of RMB4.5 million; (ii) payment for deferred offering cost of RMB0.3 million.

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

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2026:

	Payments due by period
	Total	Within one year	Within 1-2 years
	RMB	RMB	RMB
Bank borrowings	3,760,000	3,760,000	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

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

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate accumulated deficit as determined under PRC accounting standards as of June 30, 2026. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. Remittance of dividends by our subsidiaries out of PRC is subject to certain procedures with the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

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

Foreign currency exchange rate risk

We mainly carry out our operations in the PRC with most transactions settled in Renminbi. As of June 30, 2026, our cash and cash equivalent balance was mainly denominated in Renminbi. Our management considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. Our cash denominated in Renminbi amounted to RMB468,731 and RMB471,226(US$69,450) as of June 30, 2025 and 2026, respectively.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2024, 2025 and 2026.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The adoption of this guidance did not have a material impact on the consolidated financial position, results of operations or cash flows of the Company..

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position
Liu Xiaohua	44	Chief Executive Officer, Chairman of the Board of Directors, Director
Zhang Pingting	37	Chief Financial Officer, Director
Zhou Mo	32	Independent Director
Li Mengting	31	Independent Director
Li Ying	42	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. LIU Xiaohua has been our chief executive officer and Director since August 11, 2023. Mr. Liu has had over 7 years of management experience. Mr. Liu has been working as supervisor of our operating subsidiary, Star Fashion (Xiamen), since July, 2023. From July 2021 to June 2023, Mr. Liu has been a manager at Quanzhou Quanshi Goods Trading Co. From August, 2016 to June, 2021, Mr. Liu has also worked as CEO at Quanzhou Quick Shang Trading Co., a trading company, from August 2016 to June 2021.

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

Ms. ZHOU Mo has been our independent director since November 12, 2025. Ms. Zhou as had over 5 years of marketing experience. From September 2024 to present, Ms. Zhou has been the marketing director of Xiamen Fengzhishang Molai Network Technology Co. From October 2023 to September 2024, Ms. Zhou worked as the marketing director of Xiamen Yantian Technology Co. She has worked at Xiamen Yinghai Information Technology Co. from January 2020 to October 2023. Ms. Zhou obtained a bachelor’s degree in musical performance from Chengyi College, Jimei University in 2017. We believe Ms. Zhou is well qualified to serve as our director based on her extensive marketing experience.

Ms. LI Mengting has been our independent director since November 12, 2025. Ms. Li has had over 7 years of financial experience. Since July 2017, Ms. Li has been the securities representative at Many Idea Cloud Holdings Limited, where her responsibilities included assisting CFOs and auditors in preparing IPO-related audits, assisting CFOs and auditors in preparing the company’s annual audit documents and reviewing the company’s annual financial statements as well as managing corporate information disclosures. Ms. Li graduated from Huaqiao University in 2017 with a degree in finance. We believe Ms. Li is well qualified to serve as our director based on her extensive accounting experience.

Ms. LI Ying has been our independent director since March 31, 2026. Ms. Li has over 18 years of extensive experience in corporate management. From August 2007 to May 2016, Ms. Li served as the Office Director of the Dehua Chamber of Commerce in Xiamen; from June 2016 to December 2022, Ms. Li served as the Chinese Language Training Director at institutions such as the Hong Kong Panda Language Learning Centre; from 2022 to present, Ms. Li has served as the Vice Chairman of the Hong Kong Youth Innovation and Development Foundation; and from January 2023 to present, Ms. Li has served as the Deputy General Manager of the Hong Kong Applied Science and Technology Institute Limited. Ms. Li graduated from Chongqing University with a Bachelor of Management degree in Public Administration. We believe Ms. Li is well qualified to serve as our director based on her extensive corporate management experience.

B. Compensation.

For the years ended June 30, 2026 and 2025, we paid nil in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

Equity Compensation Plan Information

2024 Equity Incentive Plan

The Company approved the 2024 Share Equity Incentive Plan on December 5, 2024, which we refer to as the Plan in this prospectus, attract, retain and provide incentives to key management employees, directors, and consultants of the Company and its Affiliates, and to align the interests of such service providers with those of the Company’s shareholders

The maximum aggregate number of Ordinary Shares that may be issued under the Plan is 1,800,000 Shares. As of the date of this Report, 1,800,000 awards have been granted under the Plan.

The following paragraphs summarize the principal terms of the Plan.

Types of Awards. The Plan permits the award of non-qualified stock options, incentive stock options, restricted stock, unrestricted stock and any combination of the foregoing.

Plan Administration. The Plan will be administered by a committee comprising of two or more members of the Board, and may be the Compensation Committee of the Board (the “Plan Committee”).

Eligibility. We may grant awards to key management employees, directors, and consultants of the Company and its Affiliates to be eligible for participation in the Plan in accordance with its terms.

Vesting Schedule. In general, the Plan Committee determines the vesting schedule, which is specified in the relevant award agreements.

Exercise of Awards. In general, the Plan Committee determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the Plan Committee determines at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the Compensation Committee, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. The Plan will terminate on the 10 year anniversary of its adoption by the Board.

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

C. Board Practices.

Our Board of Directors consists of five Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of Zhou Mo, Li Mengting, and Li Ying is an “independent director” as defined under the Nasdaq rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors effective since May 19, 2025. We has been adopt a charter for each of the three committees since May 19, 2025. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of our three independent Directors, and chaired by Li Mengting. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Li Mengting qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The Audit Committee is responsible for, among other things:

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

Compensation Committee

Our Compensation Committee consists of our three independent Directors, and chaired by Li Ying. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of our three independent Directors, and chaired by Zhou Mo. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole

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

D. Employees.

We had 19 and 19 full-time employees as of June 30, 2026 and 2025, respectively. The following table sets forth the numbers of our full-time employees categorized by function as of June 30, 2026:

	As of June 30, 2026
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

The percentage of ordinary shares beneficially owned prior to the offering is based on 13,161,276 Class A Ordinary Shares and 2,032,500 Class B Ordinary Shares outstanding as of the date of this Report.

	Class A Ordinary Shares		Class B Ordinary Shares		Aggregate Voting Power
Name of Beneficial Owners	Number	%(1)	Number	%(1)	%(1)
Directors and Executive Officers:
Liu Xiaohua	—	—	—	—	—
Zhang Pingting	42,500	0.28%	2,032,500	13.38%	93.94%
Zhou Mo	—	—	—	—	—
Li Mengting	—	—	—	—	—
Li Ying	—	—	—	—	—
All directors and executive officers as a group	42,500	0.28%	2,032,500	13.38%	93.94%

5% shareholders:
Xingji ZhangPingting Limited	42,500	0.28%	2,032,500	13.38%	93.94%

(1)	Applicable percentage of ownership is based on 13,161,276 Class A Ordinary Shares and 2,032,500 Class B Ordinary Shares outstanding as of the date of this Report. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to ten (10) votes per share.
(2)	Zhang Pingting, our Chief Financial Officer, beneficially owns 75,000 ordinary shares issued and outstanding through Xingji ZhangPingting Limited, consisting of 42,500 Class A Ordinary Shares and 2,032,500 Class B Ordinary Shares which represents approximately 6.28% of our issued and outstanding share capital, and approximately 74.64% aggregate voting power of our Company.

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

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Mr. Zhan Jie*	Principal shareholder
2	Mrs. Zhang Pingting	Principal shareholder

*	Following the issuance of new shares in July 2, 2025, Mr. Zhan Jie’s shareholding percentage fell below 5%, and he ceased to be a related party.

Material Transactions with Related Parties

The Company entered into the following transactions with related parties for the fiscal years ended June 30, 2024, 2025 and 2026.(1)

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Repayment of loans to related parties
Mr. Zhan Jie	15,000,000	-	-
Mrs. Zhang Pingting	15,000,000	-	-

Capital injection from related parties
Mr. Zhan Jie	15,000,000	-	-
Mrs. Zhang Pingting	15,000,000	-	-
Mr. Wen Haoxiang	1,500,000	-	-

On July 6, 2023, Star Fashion (Xiamen) received its registered capital of RMB15.0 million and RMB15.0 million from Mr. Zhan Jie and Mrs. Zhang Pingting, respectively, who were the original shareholders of Star Fashion (Xiamen) before the Reorganization owing the subscription of share capital before until this settlement.

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

On July 2, 2025, the Company entered into a placement agency agreement with WestPark Capital, Inc. as placement agent, in connection with its public offering of 20,000,000 Class A Ordinary Shares at a price of $0.40 per share. The Company’s Registration Statement on Form F-1 (File No. 333-287377), originally filed with the Commission on May 19, was declared effective by the Commission on July 1, 2025

On January 6, 2026, the Company entered into a series of securities purchase agreement six purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $1,000,500 of securities, consisting of 13,800,000 Class A ordinary shares of the Company, par value $0.00001 per share. The Private Placement closed on January 14, 2026.

On February 24, 2026, pursuant to an annual general meeting of shareholders held on February 24, 2026: (i) the voting rights of the Company’s Class B Ordinary Shares was increased to one hundred votes per share; (ii) the authorized share capital of the Company increased from US$50,000 divided into 4,980,000,000 Class A ordinary shares of US$0.00001 each (the “Pre-consolidation Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of US$0.00001 each (the “Pre-consolidation Class B Ordinary Shares”) to US$800,000 divided into 76,000,000,000 Pre-consolidation Class A Ordinary Shares and 4,000,000,000 Pre-consolidation Class B Ordinary Shares by the creation of additional 71,020,000,000 Pre-consolidation Class A Ordinary Shares and additional 3,980,000,000 Pre-consolidation Class B Ordinary Shares; and (iii) there was a consolidation of every forty (40) issued and unissued Pre-consolidation Class A Ordinary Shares in the authorized share capital of the Company into 1 Class A ordinary shares of US$0.0004 each and every forty (40) issued and unissued Pre-consolidation Class B Ordinary Shares in the authorized share capital of the Company into 1 class B ordinary shares of US$0.0004 each, such that the authorized share capital of the Company became US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 100,000,000 class B Ordinary Shares of US$0.0004 each.

Pursuant to the ordinary resolutions of the shareholders of the Company passed at the annual general meeting of the Company held on 24 February 2026 (the AGM), the written resolution of all of the Directors dated 15 June 2026, the ordinary resolutions of the shareholders of the Company passed at the extraordinary general meeting of the Company held on 13 July 2026 and the written resolution of all of the Directors dated 13 July 2026, the Company shall allot 2,000,000 Class B ordinary shares of US$0.0004 par value each (the Class B Ordinary Shares) to Xingji Zhangpingting Limited at a consideration (the Consideration) US$1.30 per Class B Ordinary Share. On July 22, 2026, the Company entered into a subscription agreement with Xingji Zhangpingting Limited, pursuant to which the Company issued and sold 2,000,000 Class B Ordinary Shares to Xingji Zhangpingting Limited for a total purchase price of $2,600,000.

Our authorized share capital is US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of a par value of US$0.0004 per Share and 100,000,000 Class B Ordinary Shares of a par value of US$0.0004 per Share.

As of the date of this Report, we have 13,161,276 Class A Ordinary Shares, 2,032,500 Class B Ordinary Shares issued and outstanding.

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

Foreign currency exchange rate risk

We mainly carry out our operations in the PRC with most transactions settled in Renminbi. As of June 30, 2025, our cash and cash equivalent balance was mainly denominated in Renminbi. Our management considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. Our cash denominated in Renminbi amounted to RMB468,7313 and RMB471,226 (US$69,450), as of June 30, 2025 and June 30, 2026, respectively.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2025 and 2026.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective.

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

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2026 because of the material weakness.

In order to address and resolve the foregoing material weakness, we have begun to implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring a consultant who have requisite training and experience in the preparation of consolidated financial statements in compliance with applicable SEC requirements. In addition to hiring outside consultant, we also plan to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Li Mengting qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
1.1**	Memorandum and Articles of Association of the Registrant, effective as at October 12, 2023

2.1**	Description of Registrant’s Securities

4.1**	Application for Shares by Interstellar F.Y Limited, dated October 12, 2023

4.2**	Application for Shares by Xingji ZhanJie Limited, dated October 12, 2023

4.3**	Application for Shares by Xingji DongChao Limited, dated October 12, 2023

4.4**	Application for Shares by Xingji CaiJianpeng Limited, dated October 12, 2023

4.5**	Application for Shares by Xingji ZhangPingting Limited, dated October 12, 2023

4.6**	Application for Shares by Huang Xijun, dated October 12, 2023

4.7**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Zhang Pingting

4.8**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Zhan Jie

4.9**	Share Transfer Agreement dated October 7, 2023 between Star Fashion Culture (Hong Kong) Limited and Huang Xijun

4.10**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Dong Chao

4.11**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Cai Jianpeng

4.12**	Share Transfer Agreement dated October 7, 2023 between Xiamen Xingshu Shandian Culture Media Co., Ltd. and Fu Yao

4.13**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Fu Yao

4.14**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Cai Jianpeng

4.15**	Share Transfer Agreement dated July 14, 2023 between Zhan Jie and Dong Chao

4.16**	Share Transfer Agreement dated August 25, 2023 between Zhan Jie and Huang Xijun

4.17**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Jiangxi Pinzhi Culture Communication Co., Ltd. (2020 Danxia Mountain Marathon)

4.18**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Jiangxi Pinzhi Culture Communication Co., Ltd. (2021 Nanning Green Field Music Festival)

4.19**	Service Agreement between Xiamen Second Future Technology Co., Ltd. and Star Fashion Culture Media Co., Ltd. (Creation and Promotion)

4.20**	Service Agreement between Xiamen Second Future Technology Co., Ltd. and Star Fashion Culture Media Co., Ltd. (Pony Planet)

4.21**	Service Agreement between Jiangxi Magnesium Tower Cultural Broadcasting Co., Ltd. and Star Fashion Culture Media Co., Ltd.

4.22**	Service Agreement between Star Fashion Culture Media Co., Ltd. and Shenzhen Baiyi Brothers Network Technology Co., Ltd.

4.23**	Guarantee agreement dated October 29, 2020 between Zhan Jie and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.24**	Cashflow Loan Agreement dated October 29, 2020 between Xiamen Star Fashion Culture Media Co., Ltd. and Xiamen International Bank

4.25**	Combined Facility Agreement dated December 3, 2021 between Xiamen Star Fashion Culture Media Co., Ltd. and Xiamen International Bank

4.26**	Guarantee Agreement dated December 3, 2021 between Zhan Jie and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.27**	Supplemental Agreement to Combined Facility Agreement dated December 14, 2021 between Xiamen Star Fashion Culture Media Co., Ltd., Xiamen International Bank, Zhan Jie and Tang Xiaohuan

4.28**	Guarantee Agreement dated December 15, 2021 between Tang Xiaohuan and Xiamen International Bank in relation to Xiamen Star Fashion Culture Media Co., Ltd.

4.29*	Lease agreement dated May 1, 2025 regarding the property 12F, No.611, Sishui Road, Huli District, Xiamen, China

4.30**	Certificate of Free Use of Residence and Business Premises dated July 17, 2023 regarding the property Room 401 64, No. 7, Hening 2nd Road, Huli District, Xiamen, China

4.31**	Certificate of Free Use of Residence and Business Premises dated September 18, 2023, regarding the property A1237, Unit 308, No.16 Yunding North Road, Huli District, Xiamen, China

4.32**	Director Agreement between the Registrant and Liu Xiaohua

4.33**	Director Agreement between the Registrant and Zhang Pingting

4.34**	Independent Director Agreement between the Registrant and Zhou Mo

4.35**	Independent Director Agreement between the Registrant and Li Mengting

4.36**	Independent Director Agreement between the Registrant and Gung Leut Ming

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended June 30, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STAR FASHION CULTURE HOLDINGS LIMITED

Date: October 23, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

STAR FASHION CULTURE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Star Fashion Culture Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Fashion Culture Holdings Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2026, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years ended June 30, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group incurred a net loss of RMB28.7 million, and net cash used in operating activities of RMB26.7 million. As of June 30, 2026, the Group had an accumulated deficit of RMB168.6 million, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

October 23, 2026

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In RMB, except share and per share data or otherwise noted)

	As of June 30,
	2025	2026	2026
	RMB	RMB	US$ Note 2 (e)
ASSETS
Current assets
Cash	468,731	471,226	69,450
Accounts receivable, net	43,779,189	61,183,454	9,017,326
Advance to suppliers	25,958,008	46,183,649	6,806,629
Prepaid expenses and other current assets	17,136,656	1,441,738	212,487
Total current assets	87,342,584	109,280,067	16,105,892

Non-current assets
Intangible assets, net	-	24,677,676	3,637,040
Total non-current assets	-	24,677,676	3,637,040

TOTAL ASSETS	87,342,584	133,957,743	19,742,932

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Short-term borrowings	4,277,000	3,760,000	554,155
Accounts payable	17,145,470	12,962,427	1,910,425
Contract liabilities	2,379,009	3,468,237	511,155
Income tax payable	7,620,910	7,864,642	1,159,104
Accrued expenses and other current liabilities	9,485,660	5,200,375	766,439
Amounts due to related parties	513,513	-	-
Total current liabilities	41,421,562	33,255,681	4,901,278

TOTAL LIABLITIES	41,421,562	33,255,681	4,901,278

Commitments and contingencies (Note 14)

Shareholders’ equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 12,650,000 Class A ordinary shares issued and outstanding as of June 30, 2025, par value of US$0.0004 per share; 1,900,000,000 Class A ordinary shares authorized, 1,161,276 Class A ordinary shares issued and outstanding as of June 30, 2026)	906	3,152	465
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2025, par value of US$0.0004 per share; 100,000,000 Class B ordinary shares authorized, 32,500 Class B ordinary shares issued and outstanding as of June 30, 2026)	94	94	14
Subscription receivable	(725)	(725)	(100)
Additional paid-in capital	185,821,560	269,345,781	39,696,656
Accumulated deficit	(139,900,813)	(168,646,240)	(24,855,380)
Total shareholders’ equity	45,921,022	100,702,062	14,841,654
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	87,342,584	133,957,743	19,742,932

The accompanying notes are an integral part of these consolidated financial statements.

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In RMB, except share and per share data or otherwise noted)

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2 (e)
Revenues	108,805,302	120,789,049	210,185,376	30,977,491
Cost of revenues	(91,812,080)	(113,928,804)	(194,080,011)	(28,603,854)
Gross profit	16,993,222	6,860,245	16,105,365	2,373,637

Operating expenses
Selling and marketing expenses	(1,597,633)	(72,432,883)	(31,263,396)	(4,607,654)
General and administrative expenses	(1,338,931)	(64,147,931)	(18,963,320)	(2,794,848)
Total operating expenses	(2,936,564)	(136,580,814)	(50,226,716)	(7,402,502)

Income/(loss) from operations	14,056,658	(129,720,569)	(34,121,351)	(5,028,865)

Other income/(expenses), net
Financial expenses, net income	(225,227)	110,393	(567,878)	(83,695)
Government subsidies	1,000,065	1,039	-	-
Other income, net	114,891	-	6,217,151	916,295
Total other income, net	889,729	111,432	5,649,273	832,600

Income/(loss) before income tax expenses	14,946,387	(129,609,137)	(28,472,078)	(4,196,265)
Income tax expenses	(3,736,864)	(1,222,137)	(273,349)	(40,287)
Net income/(loss)	11,209,523	(130,831,274)	(28,745,427)	(4,236,552)

Total comprehensive income/(loss)	11,209,523	(130,831,274)	(28,745,427)	(4,236,552)

Net profit/(loss) per share - Basic and diluted	44.84	(375.14)	(28.76)	(4.24)

Weighted average shares outstanding used in calculating basic and diluted income/ (loss) per share	250,000	348,750	999,325	999,325

The accompanying notes are an integral part of these consolidated financial statements.

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In RMB, except share and per share data or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Subscription	Additional paid-in	Accumulated	Total shareholders’
	Share	Amount	Share	Amount	receivable	capital	deficit	(deficit)/equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of June 30, 2023	8,700,000	631	1,300,000	94	(725)	-	(20,279,062)	(20,279,062)
Net income	-	-	-	-	-	-	11,209,523	11,209,523
Contribution from shareholders	-	-	-	-	-	31,500,000	-	31,500,000
Balance as of June 30, 2024	8,700,000	631	1,300,000	94	(725)	31,500,000	(9,069,539)	22,430,461
Net loss	-	-	-	-	-	-	(130,831,274)	(130,831,274)
Issuance of new shares	2,150,000	173	-	-	-	47,372,386	-	47,372,559
Share-based compensation	1,800,000	102	-	-	-	119,596,847	-	119,596,950
Offering cost incurred for initial public offering	-	-	-	-	-	(12,647,674)	-	(12,647,674)
Balance as of June 30, 2025	12,650,000	906	1,300,000	94	(725)	185,821,559	(139,900,813)	45,921,022
Net loss	-	-	-	-	-	-	(28,745,427)	(28,745,427)
Issuance of new shares	33,800,000	2,246	-	-	-	63,287,840	-	63,290,086
Share-based compensation	-	-	-	-	-	20,572,642	-	20,572,642
Offering cost incurred for initial public offering	-	-	-	-	-	(336,261)	-	(336,261)
Consolidation of ordinary shares*	(45,288,724)	-	(1,267,500)	-	-	-	-	-
Balance as of June 30, 2026	1,161,276	3,152	32,500	94	(725)	269,345,781	(168,646,240)	100,702,062
Balance as of June 30, 2026 (US$)	1,161,276	465	32,500	14	(100)	39,696,656	(24,855,380)	14,841,654

*	On February 24, 2026, pursuant to an annual general meeting of shareholders held on February 24, 2026, there was a consolidation of every forty (40) issued and unissued Pre-consolidation Class A Ordinary Shares in the authorized share capital of the Company into 1 Class A ordinary shares of US$0.0004 each and every forty (40) issued and unissued Pre-consolidation Class B Ordinary Shares in the authorized share capital of the Company into 1 class B ordinary shares of US$0.0004 each, such that the authorized share capital of the Company became US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 100,000,000 class B Ordinary Shares of US$0.0004 each. For more details please refer to Note 13 Equity.

The accompanying notes are an integral part of these consolidated financial statements

STAR FASHION CULTURE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In RMB, except share and per share data or otherwise noted)

	For the years ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$ Note 2 (e)
Cash flows from operating activities:
Net income/(loss)	11,209,523	(130,831,274)	(28,745,427)	(4,236,552)
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
(Reversal of allowance)/allowance for credit losses	(344,330)	9,125,428	7,953,156	1,172,150
Amortization of operating lease right-of-use assets	118,320	-	-	-
Amortization of intangible assets and other non-current assets	-	-	11,009,889	1,622,657
Share-based compensation	-	119,596,950	20,572,642	3,032,032
Deferred tax assets	86,082	1,217,929	-	-
Changes in operating assets and liabilities:
Accounts receivable	(26,005,178)	(11,435,022)	(25,357,421)	(3,737,221)
Advance to suppliers	16,496,102	(17,871,377)	(20,225,641)	(2,980,891)
Prepaid expenses and other current assets	(160,373)	(2,621,766)	15,694,918	2,313,145
Amounts due from related parties	(24,300)	24,300	-	-
Accounts payable	977,687	(1,007,930)	(4,183,043)	(616,504)
Contract liabilities	1,219,296	263,487	1,089,228	160,532
Income tax payable	3,634,706	(21,786)	243,732	35,922
Accrued expenses and other current liabilities	288,199	4,646,029	(4,285,285)	(631,573)
Lease liabilities	(118,320)	-	-	-
Amounts due to related parties	(143,382)	513,513	(513,513)	(75,682)
Net cash provided by/(used in) operating activities	7,234,032	(28,401,519)	(26,746,765)	(3,941,984)

Cash flows from financing activities:
Proceeds from borrowings	5,000,000	4,550,000	4,000,000	589,527
Repayments of borrowings	(7,520,000)	(4,973,000)	(4,517,000)	(665,723)
Payment for deferred offering cost	(5,009,766)	(4,984,502)	(336,261)	(49,559)
Repayment of loans to related parties	(30,000,000)	-	-	-
Net proceeds from initial offering	-	47,372,559	63,290,086	9,327,804
Proceeds from shareholder contributions	31,500,000	-	-	-
Net cash (used in)/provided by financing activities	(6,029,766)	41,965,057	62,436,825	9,202,049

Cash flows from investing activities
Purchase of intangible assets	-	-	(35,687,565)	(5,259,695)
Payments to acquire equity investment of other entities	-	(14,347,600)	-	-
Net cash used in investing activity	-	(14,347,600)	(35,687,565)	(5,259,695)

Net increase/(decrease) in cash	1,204,266	(784,062)	2,495	370
Cash at the beginning of year	48,527	1,252,793	468,731	69,080
Cash at the end of year	1,252,793	468,731	471,226	69,450

Supplemental disclosure of cash flow information:
Income tax paid	16,076	25,994	29,617	4,365
Interest paid	198,746	206,780	164,286	24,213

Supplemental disclosure of non-cash flow information:
Decrease in operating lease right-of-use asset and liabilities due to termination of lease contracts	610,565	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and principal activities

(a)	Principal activities

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

As of June 30, 2026, the Company’s principal subsidiaries are as follows:

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

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net cash used in operating activities was RMB26,746,765 for the year ended June 30, 2026. As of June 30, 2026, the Group’s accumulated deficit was RMB168,646,240. For the years ended June 30, 2026, the Group’s net loss was RMB28,745,427. Such conditions in the aggregate indicated a substantial doubt regarding the Group’s ability to continue as a going concern.

The Group plans to implement financing plans in the future which will be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months from the issuance date of the consolidated financial statements. On September 25, 2026, the Company entered into a securities purchase agreements several investors named therein, pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of 12,000,000 Class A Ordinary Shares at the price of $0.80 per Class A Ordinary Share. The securities purchase agreement contained customary representations and warranties and agreements of the Company and the purchasers and includes customary indemnification rights and obligations of the parties. The Company engaged Kingswood Capital Partners, LLC as the placement agent the offering pursuant to a placement agency agreement dated September 25, 2026, by and between the Company and the placement agent. The Offering was closed on September 28, 2026. As of September 30, 2026, the proceeds of USD 8.6 million from the financing have been received and are expected to be sufficient to cover the Company’s cash shortfall over the next 12 months. Moreover, the Group has proactively taken actions to fundamentally optimize overall cost structure by upgrading its business and service model and implemented other cost control measures. Actions include standardizing the Group’s finance and operation policies throughout the Group, enhancing internal controls, and creating a synergy of the Group’s resources. Taking into consideration all these actions mentioned above, management concluded that the substantial doubt on the Group’s ability to continue as a going concern will be alleviated through the effective implementation of the business plans.

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

3.	Summary of significant accounting policies – Continued

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

3.	Summary of significant accounting policies – Continued

(e)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = RMB6.7851, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f)	Cash

Cash consists of cash on hand and in bank, and deposits that can be added to or withdrawn without limitation, which are unrestricted as to withdrawal and use.

(g)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit loss. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses as of June 30, 2025 and 2026 were RMB9,125,428 and RMB 17,078,584, respectively.

(h)	Advance to suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Group or refund an advance. The allowance for advance to suppliers as of June 30, 2025 and 2026 were nil, respectively.

(i)	Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses.

Amortization is calculated write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years
Intellectual property license	Over the term of the license agreement

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

3.	Summary of significant accounting policies – Continued

(j)	Deferred offering costs

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

(k)	Borrowings

Borrowings comprise short-term borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(l)	Related parties and transactions

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

(m)	Fair value measurement

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

3.	Summary of significant accounting policies – Continued

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, amounts due to related parties, and other payables included in accrued expenses. As of June 30, 2025 and 2026, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments. For borrowings that are not short-term, fair value is estimated using discounted cash flows, with discount rates based on current market interest rates for instruments with similar terms and credit risk.

(n)	Credit Losses

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

The cumulative effect from the adoption as of June 30, 2024 was nil to the consolidated financial statements. For the year ended June 30, 2026, allowance of credit losses made by the Group was RMB 17,078,584 by applying ASC 326.

(o)	Revenue recognition

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

The Group promised to provide brand advertisement services to customers, services probably including on-site event advertising, official event-media promotion-related advertising, and advertising promotions on other media platform and other promotions services. The Group would not be able to fulfill its promise by transferring each of the above services independently. Therefore, the above services are highly interdependent or highly interrelated, which should be combined into one performance obligation of marketing campaign planning and execution at the appointed place and time.

For the provision of brand advertisement services, the Group satisfy our performance obligation at a point in time when the services have been successfully rendered and the deliverables (e.g., video footage, finalized creative content) are accepted by the customer. This is evidenced by the customer’s formal acknowledgement of completion or sign-off on the delivered brand solution, video product, or other creative materials. The customer does not simultaneously receive and consume the benefits provided by our performance, nor does it control an asset with an alternative use or one that is increasingly enhanced as we perform.Therefore, the Group recognize revenue from brand advertisement services at a point in time upon the customer’s acceptance of the deliverables.

3.	Summary of significant accounting policies – Continued

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

The Group promised to design, publish and display advertisement via online platform, such as video and social media platforms, including Youku Video, Sina Entertainment, Tecent Video, Wechat and other online media for the contract period. The Group would not be able to fulfill its promise by transferring each of the above services independently, and the design, publish and display advertisement services are significantly affected by each other. Therefore, the above services are highly interdependent or highly interrelated, which should be combined into one performance obligation to advertisement marketing for agreed period at appointed place.

For the advertisement marketing service, the customer could simultaneously receive and consume the benefits from during the period we published and displayed advertisements. Therefore, the Group adopts the output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule, to measure progress. After the advertisement is published, the Group will recognize the current advertising revenue monthly according to the contract amount that has been released.

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

The following table disaggregates the Group’s revenue for the years ended June 30, 2024, 2025 and 2026:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
By revenue type:
Marketing campaign planning and execution	72,551,148	61,355,474	59,297,520
Online precision marketing	31,619,104	56,680,368	150,887,856
Offline advertising	4,635,050	2,753,207	-
Total	108,805,302	120,789,049	210,185,376

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
By recognition method:
At a point of time	72,551,148	61,355,474	59,297,520
Over time	36,254,154	59,433,575	150,887,856
Total	108,805,302	120,789,049	210,185,376

3.	Summary of significant accounting policies – Continued

Contract assets and liabilities

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Contract liabilities type：
In time	2,115,522	1,416,745	3,468,237
Over time	-	962,264	-
Total	2,115,522	2,379,009	3,468,237

The movements of contract liabilities were as follows:

	As of June 30,
	2025	2026
	RMB	RMB
Opening balance	2,115,522	2,379,009
Addition of contract liabilities	2,379,009	3,468,237
Revenue recognition during the year	(2,115,522)	(2,379,009)
Ending balance of contract liabilities	2,379,009	3,468,237

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer when that right is conditioned on something other than the passage of time. The Group has no contract assets as of June 30, 2025 and 2026.

Contract liabilities represent the obligation to transfer services to a customer for which the entity has received consideration from the customer. Contract liabilities were RMB2,379,009 and RMB3,468,237 as of June 30, 2025 and 2026, respectively. The amount of revenue recognition during the year was RMB2,379,009. The Group expects to recognize the balance of contract liabilities as revenue in the next 12 months.

(p)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Cost of revenues primarily consists of online program production costs, live video broadcast costs, materials costs, and other event hosting and marketing related expenses purchased from suppliers. Such costs are recorded as incurred.

(q)	Selling and marketing expenses

Selling and marketing expenses mainly consist of labor expenses and travel expenses for sales personnel, social and entertainment expenses, employee stock incentive expenses and other miscellaneous selling expenses.

(r)	General and administrative expenses

General and administrative expenses mainly consist of salary and welfare for general and administrative personnel, rental and property management fee, office expenses, employee stock incentive expenses and other miscellaneous corporate expenses.

3.	Summary of significant accounting policies – Continued

(s)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses recorded for such employee benefits amounted to RMB213,318, RMB210,987 and RMB226,098 for the years ended June 30, 2024, 2025 and 2026 respectively.

(t)	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions and unrecognized tax benefits at June 30, 2025 and 2026, respectively.

ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended June 30, 2024, 2025 and 2026, respectively, as there were no uncertain tax positions.

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

(u)	Value added tax (“VAT”)

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

3.	Summary of significant accounting policies – Continued

(v)	Leases

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

(w)	Net profit per share

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

(x)	Segment reporting

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

3.	Summary of significant accounting policies – Continued

(y)	Recent accounting pronouncements

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

3.	Summary of significant accounting policies – Continued

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

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update removes the stage-based capitalization model for internal-use software costs and introduces a principle-based recognition threshold based on management authorization, funding commitment and the probability of project completion. The guidance supersedes website development cost guidance. The standard is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted at the beginning of a fiscal year. The Company is currently evaluating the impact of this ASU on its consolidated financial statement.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Non cash Consideration from a Customer in a Revenue Contract. This ASU adds a new scope exception to Topic 815 for certain non-exchange-traded contracts whose underlying is based on one party’s specific operations or activities. It also clarifies that share-based non-cash consideration received from a customer in exchange for goods or services shall be accounted for under Topic 606 until the entity’s right to such consideration becomes unconditional. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (Topic 326): Purchased Loans. This ASU expands application of the gross-up approach under the CECL model to certain non-PCD acquired loans defined as purchased seasoned loans. For purchased seasoned loans, an allowance for credit losses shall be established at acquisition date with a corresponding adjustment to the amortized cost basis of the loan, with no day-one loss recognized in earnings. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and shall be applied prospectively to loans acquired on or after the initial application date. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. This ASU amends hedge-accounting guidance to better align accounting outcomes with an entity’s risk-management activities. Key amendments include permitting “similar-risk” assessment for groups of forecasted transactions in cash-flow hedges, facilitating hedging for choose-your-rate debt instruments, expanding eligible hedged components for non-financial forecasted transactions, relaxing criteria for net-written-option hedging instruments, and allowing certain dual-hedge relationships for foreign-currency-denominated debt. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and shall be applied prospectively. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This ASU establishes authoritative recognition, measurement, presentation and disclosure guidance for government grants received by for-profit business entities, distinguishing between asset-related grants and income-related grants. It provides recognition criteria and accounting policy elections for asset-related grants and includes specific guidance for government grants acquired in a business combination. The amendments are effective for fiscal years beginning after December 15, 2028 for public business entities. Early adoption is permitted, and the standard shall be applied using a modified-retrospective transition approach. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

3.	Summary of significant accounting policies – Continued

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU clarifies the scope, form, content and disclosure requirements for interim financial statements prepared under U.S. GAAP, consolidates existing interim-disclosure requirements into a comprehensive list, and adds a principle requiring disclosure of material events occurring since the end of the most recent annual reporting period. The amendments do not expand or reduce existing disclosure requirements. For public business entities, the guidance is effective for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and may be applied prospectively or retrospectively. The Company is currently evaluating the impact of this ASU on its consolidated financial statement disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. This ASU contains 33 technical corrections, clarifications and minor improvements across multiple Codification topics, including clarifications related to diluted-EPS computation, lease-receivable disclosures, beneficial-interest accounting and treasury-stock retirement. Most amendments refine existing guidance rather than introducing new accounting principles. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and entities may elect early adoption and transition method on an issue-by-issue basis. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and disclosures.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. This ASU establishes authoritative guidance for initial measurement of paid-in-kind (“PIK”) dividends on equity-classified preferred stock, requiring such dividends to be measured based on the stated PIK dividend rate in the preferred-stock agreement rather than fair-value approaches. The amendments affect the carrying amount of preferred stock and income available to common shareholders. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and entities may elect either prospective or modified-retrospective transition for outstanding instruments. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This ASU creates a new Topic 818 providing comprehensive recognition, measurement, presentation and disclosure guidance for environmental-credit assets and related regulatory obligations. It distinguishes compliance-purpose and non-compliance-purpose environmental credits and sets criteria for asset and liability recognition. The amendments are effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, and shall be applied retrospectively via cumulative-effect adjustment to opening retained earnings without restating prior comparative periods. Early adoption is permitted at the beginning of a fiscal year. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In September 2026, the FASB issued ASU 2026-03, Fair Value Measurement (Topic 820): Investment Companies with Equity Securities Subject to Contractual Sale Restrictions. This ASU applies only to investment companies under Topic 946. It requires investment companies to reflect contractual sale restrictions in measuring fair value of affected equity securities and mandates disclosure of the discount attributable to such sale restrictions. The amendments are effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, and shall be applied prospectively with adoption-date adjustments recognized in current-period earnings. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

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

4.	Accounts receivable, net

	As of June 30,
	2025	2026
	RMB	RMB
Accounts receivable	52,904,617	78,262,038
Less: allowance of credit losses	9,125,428	17,078,584
Accounts receivable, net	43,779,189	61,183,454

As of October 23, 2026, approximately RMB10.4 million of accounts receivable balance outstanding as of June 30, 2026 had been subsequently collected.

The movements in the allowance of credit losses were as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Beginning balance	-	-	9,125,428
Additions	-	9,125,428	7,953,156
Ending balance	-	9,125,428	17,078,584

5.	Advance to suppliers

The balance of advance to suppliers, net consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
2026 Overseas media placement project	-	11,048,497
2026 Brand placement on overseas media platforms	-	7,429,562
2026 Brand placement on tiktok	-	6,081,449
2026 Gallnut DSP programmatic placement	-	6,714,205
2026 Dreame brand advertising placement	-	5,011,095
2026 Calleton full-network feed advertising placement	-	1,850,000
Consulting fee	-	1,769,680
2026 Bear Electric brand advertising placement	-	1,418,000
2026 FLAMINGO DSP programmatic placement	-	1,326,777
2026 Sanzitang DSP programmatic placement	-	784,201
By-health Brand Advertising Placement	-	731,294
EPIC 2025 Grand Final Presented by Cathay and HSBC	-	715,860
AIGC Research and Development Services	14,347,600	456,000
2026 PinkBear Brand advertising placement	-	380,000
2025 Tiandi No.1 DSP programmatic placement	-	300,249
IP Digitalization	11,070,276	-
2025Youyang Jinxiu Flower Field and Iris Grassland Ecological Half Marathon Online Promotion	481,132	-
2025 Advertising Campaign -Good Family Brand	59,000	-
Others	-	166,780
Total	25,958,008	46,183,649
Less: allowance of credit losses	-	-
Total advance to suppliers	25,958,008	46,183,649

5.	Advance to suppliers – Continued

The movements in the allowance of doubtful accounts were as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Beginning balance	5,216,045	4,871,715	-
Additions	-	-	-
Reversal	(344,330)	-	-
Write-off	-	(4,871,715)	-
Ending balance	4,871,715	-	-

6.	Prepaid expenses and other current asset, net

The balance of prepaid expenses and other current asset, net consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Deductible input tax	1,550,534	1,215,933
Prepayment for potential investment (1)	14,347,600	-
Security deposits (2)	721,612	15,416
Others	516,910	210,389
Total prepaid expenses and other current assets	17,136,656	1,441,738

(1)	The Group invested USD 2 million in Funken Vision Advertising (HK) Limited. The investment was subject to the target company obtaining an unqualified audit report from an audit firm with PCAOB qualifications before March 4, 2026, and having an annual profit of no less than RMB 10 million or an equivalent amount in US dollars during the audited year.As of the reporting date, the above investment funds had be returned.
(2)	Security deposits on June 30, 2025 were mainly composed of custody funds USD 100,000.The company, underwriters, and the custodian agent entered into a custody agreement. According to this agreement, the company deposited the USD 100,000 of proceeds from the issuance into a non-interest bearing custody account held by the custodian agent. The custody funds could be requested for return after being in the account for one year.As of the reporting date, the Group has received the custody funds.

7.	Intangible assets

The movements in the intangible assets were as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Beginning balance	-	-	-
Additions	-	-	35,687,565
Amortization	-	-	(11,009,889)
Ending balance	-	-	24,677,676

8.	Short-term borrowings

	As of June 30,
	2025	2026
	RMB	RMB
Xiamen International Bank Co., Ltd. (“Xiamen International”)	4,277,000	3,760,000
Total	4,277,000	3,760,000

Short-term borrowings represent amounts due to Xiamen International Bank to be matured within one year, with annual interest rate of 4.0%. The borrowings are newly proceeded with amount RMB4.00 million, started on December 4, 2025 and will mature on December 4, 2026. The borrowings are guaranteed by principal shareholders of the Group, Ms. Zhang Pingting and her spouse, Mr. Zhan Jie and his spouse. As of June 30, 2026, the borrowings of RMB240,000 had been repaid, with RMB3,760,000 was still outstanding.

Interest expenses were RMB198,746, RMB206,296 and RMB164,286 for short-term borrowings for the years ended June 30, 2024, 2025 and 2026, respectively.

9.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2025	2026
	RMB	RMB
Deferred offering costs in accrued expenses and other current liabilities	4,984,502	1,244,967
Accrued payroll and welfare	880,796	1,271,486
Borrowing from third parties (1)	1,128,816	181,000
Other tax payable	2,156,194	1,959,295
Others (2)	335,352	543,627
Total accrued expenses and other current liabilities	9,485,660	5,200,375

(1)	Borrowings from third parties were to supplement working capital for project bidding and these borrowings are usually settled in a short time.
(2)	Others were mainly composed of personal social security cost payable.

10.	Leases

Effective on July 1, 2020, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing.

For the year ended June 30, 2025 and 2026, all of the Group’s leases are short-term leases with lease terms of twelve months or less. Since the Group elected the short-term lease exemption for all contracts with lease term of twelve months or less, the Group did not recognize the right-of-use assets and lease liabilities for such new short-term lease accordingly. And the Group adopted simplified calculation in lease expenses thereafter.

For the years ended June 30, 2024, 2025 and 2026, the lease expenses were as follow:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Operating lease expenses	126,000	-	-
Short-term rental expenses	11,314	28,286	22,728

11.	Related party transactions

The principal related parties with which the Group had significant transactions during the periods presented were as follows:

No.	Names of related parties	Relationship
1	Mr. Zhan Jie*	Principal shareholder
2	Mrs. Zhang Pingting	Principal shareholder
3	Mr. Wen Haoxiang	Principal shareholder

Amounts due from related parties consisted of the following for the periods indicated:

	As of June 30,
	2025	2026
	RMB	RMB
Mr. Zhan Jie*	-	-

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,
	2025	2026
	RMB	RMB
Mr. Zhan Jie*	513,513	-
Amounts due to related parties	513,513	-

The amount due to related parties were unsecured interest-free and repayable on demand.

During the years ended June 30, 2024, 2025 and 2026, the Group had the following significant related party transactions:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Repayment of loans to related parties
Mr. Zhan Jie*	15,000,000	-	-
Mrs. Zhang Pingting	15,000,000	-	-

Capital injection from related parties
Mr. Zhan Jie*	15,000,000	-	-
Mrs. Zhang Pingting	15,000,000	-	-
Mr. Wen Haoxiang	1,500,000	-	-

On July 6, 2023, the Group repaid the related-party loan of RMB30,000,000. On the same day, Star Fashion (Xiamen), the primary operating subsidiary of the Company received its registered capital of in the amount of RMB30,000,000 from Mr. Zhan Jie and Mrs. Zhang Pingting.

*	Following the issuance of new shares in July 2, 2025, Mr. Zhan Jie’s shareholding percentage fell below 5%, and he ceased to be a related party.

12.	Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

12.	Income tax – Continued

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes for the years ended June 30, 2024, 2025 and 2026.

The income tax provision consisted of the following components:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Current income tax expenses	3,650,782	4,208	273,349
Deferred income tax benefits	86,082	1,217,929	-
Total	3,736,864	1,222,137	273,349

A reconciliation between the Group’s actual provision for income taxes and the provision at the RC, mainland statutory rate was as follows:

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Income/(loss) before income tax	14,946,387	(129,609,137)	(28,472,078)
Expected taxation at PRC statutory tax rate	3,736,597	(32,402,284)	(7,118,019)
Non-deductible expenses	267	20,463	17,988
Non-deductible costs due to invoices not obtained		863,590	98,545
Effect of income tax rate differences in jurisdictions other than the PRC	-	30,070,407	6,057,455
Tax loss not recognized in prior year	-	-	(1,332,297)
Change in valuation allowance	-	2,669,961	2,549,677
Income tax expenses	3,736,864	1,222,137	273,349

12.	Income tax – Continued

As of June 30, 2025 and 2026, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2024, 2025 and 2026 the Company did not have any significant interest or penalties associated with uncertain tax positions.

For entities incorporated in PRC mainland, net loss can be carried forward for five years. The Group had losses carried forward amounting to nil as of June 30, 2026. As of June 30, 2025 and 2026, deferred tax assets from allowance of doubtful accounts were nil, respectively. No valuation allowance has been made for these deferred tax assets because management reliably estimate the benefit of potential tax assets would be realized.

13.	Equity

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

On July 2, 2025, the Company entered into a placement agency agreement with WestPark Capital, Inc. as placement agent, in connection with its public offering of 20,000,000 Class A Ordinary Shares at a price of $0.40 per share. The Company’s Registration Statement on Form F-1 (File No. 333-287377), originally filed with the Commission on May 19, was declared effective by the Commission on July 1, 2025

13.	Equity – Continued

On January 6, 2026, the Company entered into a series of securities purchase agreement six purchasers, pursuant to which the Company agreed to issue and sell, in a private offering, an aggregate of $1,000,500 of securities, consisting of 13,800,000 Class A ordinary shares of the Company, par value $0.00001 per share. The Private Placement closed on January 14, 2026.

On February 24, 2026, pursuant to an annual general meeting of shareholders held on February 24, 2026: (i) the voting rights of the Company’s Class B Ordinary Shares was increased to one hundred votes per share; (ii) the authorized share capital of the Company increased from US$50,000 divided into 4,980,000,000 Class A ordinary shares of US$0.00001 each (the “Pre-consolidation Class A Ordinary Shares”) and 20,000,000 class B ordinary shares of US$0.00001 each (the “Pre-consolidation Class B Ordinary Shares”) to US$800,000 divided into 76,000,000,000 Pre-consolidation Class A Ordinary Shares and 4,000,000,000 Pre-consolidation Class B Ordinary Shares by the creation of additional 71,020,000,000 Pre-consolidation Class A Ordinary Shares and additional 3,980,000,000 Pre-consolidation Class B Ordinary Shares; and (iii) there was a consolidation of every forty (40) issued and unissued Pre-consolidation Class A Ordinary Shares in the authorized share capital of the Company into 1 Class A ordinary shares of US$0.0004 each and every forty (40) issued and unissued Pre-consolidation Class B Ordinary Shares in the authorized share capital of the Company into 1 class B ordinary shares of US$0.0004 each, such that the authorized share capital of the Company became US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 100,000,000 class B Ordinary Shares of US$0.0004 each.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2025 and 2026, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were RMB185,821,835and RMB269,345,781, respectively.

14.	Commitments and contingencies

(a) Operating lease commitments

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of June 30, 2026, are payable as follows:

Lease Commitment
Within 1 year	22,110
Total	22,110

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these consolidated financial statements.

15.	Concentration and risk

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended June 30,
	2024	2025	2026
Percentage of the Group’s total revenue
Customer F	*	13%	*
Customer I	*	13%	*
Customer A	16%	12%	*
Customer B	10%	*	*
Customer G	*	*	47%
Customer D	*	*	25%

*	Represented the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2025	2026
Percentage of the Group’s accounts receivable
Customer A	29%	*
Customer G	14%	41%
Customer M	14%	*
Customer D	*	39%

*	Represented the percentage below 10%

15.	Concentration and risk – Continued

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of June 30,
	2025	2026
Percentage of the Group’s contract liabilities
Customer G	60%	88%
Customer N	40%	*
Customer C	*	11%

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended June 30,
	2024	2025	2026
Percentage of the Group’s total cost of revenue
Supplier J	*	11%	*
Supplier A	23%	*	*
Supplier B	16%	*	*
Supplier C	10%	*	*
Supplier D	*	*	21%
Supplier L	*	*	12%
Supplier F	*	*	11%

*	Represented the percentage below 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s advance to suppliers:

	As of June 30,
	2025	2026
Percentage of the Group’s advance to suppliers
Supplier M	55%	*
Supplier N	18%	*
Supplier O	14%	*
Supplier P	11%	*
Supplier E	*	53%
Supplier K	*	12%
Supplier M	*	16%

*	Represented the percentage below 10%

15.	Concentration and risk – Continued

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s accounts payable:

	As of June 30,
	2025	2026
Percentage of the Group’s accounts payable
Supplier C	19%	26%
Supplier H	16%	*
Supplier Q	10%	13%
Supplier F	*	15%
Supplier G	*	14%
Supplier B	*	16%

*	Represented the percentage below 10%

Currency risk

The Group mainly carries out operations in the PRC with most transactions settled in Renminbi. As of June 30, 2026, the Group’s cash and cash equivalent balance was denominated in Renminbi. The Group considers that the principal business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities denominated in the currencies other than the respective functional currencies of our entities. The Group’s cash denominated in Renminbi amounted to RMB468,731 and RMB471,226, as of June 30, 2025 and 2026, respectively.

Interest rate risk

The Group is exposed to interest rate risk on interest-bearing assets and liabilities. As part of asset and liability risk management, the Group reviews and takes appropriate steps to manage interest rate exposures on interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2024, 2025 and 2026.

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

16.	Subsequent events

On July 22, 2026, the Company entered into entered into a subscription agreement (the “Agreement”) with Xingji Zhangpingting Limited (“Purchaser”), pursuant to which the Company desires to issue and sell to such Purchaser, and such Purchaser desires to purchase from the Company 2,000,000 Class B Ordinary Shares for a total purchase price of $2,600,000.

On September 25, 2026, the Company entered into Securities Purchase Agreements with several investors named therein, pursuant to which the Company agreed to issue and sell, in a best effort offering, a total of up to 12,000,000 Class A ordinary shares, par value $0.0004 per share, at the price of $0.80 per Class A Ordinary Share.

The Company has evaluated events subsequent through October 23, 2026, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

17.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for The Company to disclose the financial statements for the parent Company.

Condensed Balance Sheets

	As of June 30,
	2025	2026
	RMB	RMB
Current assets
Cash	-	53,949
Prepaid expenses and other current assets	-	101,918,473
Due from related parties	-	1,500,000
Total current assets	-	103,472,422

Non-current assets
Investments in subsidiaries	45,921,022	-
Total non-current asset	45,921,022	-

Total assets	45,921,022	103,472,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity
Class A ordinary shares (par value of US$0.00001 per share; 4,980,000,000 Class A ordinary shares authorized, 12,650,000 Class A ordinary shares issued and outstanding as of June 30, 2025, par value of US$0.0004 per share; 1,900,000,000 Class A ordinary shares authorized, 1,161,276 Class A ordinary shares issued and outstanding as of June 30, 2026)	906	3,152
Class B ordinary shares (par value of US$0.00001 per share; 20,000,000 Class B ordinary shares authorized, 1,300,000 Class B ordinary shares issued and outstanding as of June 30, 2025, par value of US$0.0004 per share; 100,000,000 Class B ordinary shares authorized, 32,500 Class B ordinary shares issued and outstanding as of June 30, 2026)	94	94
Subscription receivable	(725)	(725)
Additional paid-in capital	185,821,560	244,260,303
Accumulated deficit	(139,900,813)	(140,790,402)
Total shareholders’ equity	45,921,022	103,472,422

TOTAL LIABILITIES AND SHAREHOLDERS’ EQITY	45,921,022	103,472,422

17.	Condensed financial information of the parent company – Continued

Condensed Statements of operations and comprehensive income

	For the years ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Operating profit:
Equity in profit/(loss) of subsidiaries	11,209,523	(130,831,274)	(28,745,427)

Profit/(loss) before income tax expenses	11,209,523	(130,831,274)	(28,745,427)
Income tax expenses	-	-	-
Net profit/(loss)	11,209,523	(130,831,274)	(28,745,427)

Condensed Statements of Cash Flows

	For the years ended June 30,
	2025	2026
	RMB	RMB

Net cash used in operating activities	-	(63,236,136)
Net cash provided by financing activities	-	63,290,085
Net increase in cash and cash equivalents	-	53,949
Cash and cash equivalents at the beginning of the periods presented	-	-
Cash and cash equivalents at the end of the periods presented	-	53,949

