Form 20-F/A
period 2026-06-30
Star Fashion Culture Holdings Ltd
filed 2026-10-28
CIK 2003061

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Date of event requiring this shell company report: Not applicable

For the transition period from __________ to __________

Commission file number: 001-41467

Star Fashion Culture Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12F, No.611, Sishui Road, Huli District, Xiamen, People’s Republic of China

(Address of principal executive offices)

Ms. Zhang Pingting (CFO)

Tel: +86 13063138565 | Email: Hira@xmxing-ji.com

12F, No.611, Sishui Road, Huli District, Xiamen, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: ☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

Star Fashion Culture Holdings Limited (the “Company,” “we,” “us” or “our”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2026, originally filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2026 (the “Original Filing”).

The Original Filing stated that: “We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.”

This Amendment is being filed solely to correct that disclosure to state that, as a foreign private issuer, the Company relies on the home country practice exemption available under Nasdaq Listing Rule 5615(a)(3) in lieu of certain Nasdaq corporate governance requirements, including the shareholder approval requirements of Nasdaq Listing Rule 5635.

Accordingly, this Amendment amends and restates in their entirety the following portions of the Original Filing:

●	the risk factor in “Item 3. Key Information — D. Risk Factors” captioned “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies,” solely with respect to its final paragraph;

●	the subsection captioned “Foreign Private Issuer Exemption” under “Item 6. Directors, Senior Management and Employees — C. Board Practices”; and

●	“Item 16G. Corporate Governance.”

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications of the Company’s principal executive officer and principal financial officer are filed as Exhibits 12.1 and 12.2 to this Amendment, and Item 19 of the Original Filing is amended to reflect the filing of these certifications. Because no financial statements are included in this Amendment, and this Amendment does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. No certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 are required to be filed with this Amendment, as no financial statements are included herein.

Except as described above, this Amendment does not amend, modify or update any other information or disclosure contained in the Original Filing, including the consolidated financial statements and the notes thereto, and does not reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s other filings with the SEC.

PART I

ITEM 3. KEY INFORMATION

D. Risk Factors

The final paragraph of the risk factor captioned “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” is hereby amended and restated in its entirety as follows:

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

We currently rely on home country practice in lieu of certain Nasdaq corporate governance requirements, including the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval prior to certain issuances of securities, such as issuances in connection with the establishment or material amendment of equity compensation arrangements, issuances that may result in a change of control, certain acquisitions, and private placements of 20% or more of our outstanding ordinary shares or voting power at a price below the applicable “Minimum Price.” As a result, our board of directors may approve such issuances without seeking shareholder approval, which may result in dilution to our existing shareholders and a reduced ability of our shareholders to influence such transactions. We may also elect to rely on additional home country practice exemptions in the future. See “Item 16G. Corporate Governance.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C. Board Practices

The subsection captioned “Foreign Private Issuer Exemption” is hereby amended and restated in its entirety as follows:

Foreign Private Issuer Exemption

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and we submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

1

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

●	Exemption from the requirement under Nasdaq Rule 5635 to obtain shareholder approval prior to certain issuances of securities.

We rely on home country practice in lieu of the shareholder approval requirements of Nasdaq Rule 5635. Nasdaq Rule 5635 generally requires a Nasdaq-listed U.S. domestic company to obtain shareholder approval prior to (i) the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances; (ii) the issuance of securities when the issuance or potential issuance will result in a change of control; (iii) the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement; and (iv) the issuance of securities in a transaction other than a public offering, equal to 20% or more of the common stock or voting power outstanding before the issuance, at a price that is less than the “Minimum Price” (as defined in Rule 5635(d)).

Other than as described above, we currently comply with the Nasdaq corporate governance rules applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. Because we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

2

PART II

ITEM 16G. CORPORATE GOVERNANCE

Item 16G is hereby amended and restated in its entirety as follows:

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, the members of our Board of Directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practice in lieu of certain of the Nasdaq corporate governance requirements. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We currently follow our home country practice in lieu of the requirement under Nasdaq Rule 5635 to obtain shareholder approval prior to certain issuances of securities, including (i) issuances in connection with the acquisition of the stock or assets of another company; (ii) issuances that will result in a change of control; (iii) the establishment or material amendment of equity compensation arrangements; and (iv) private placements of 20% or more of our outstanding ordinary shares or voting power at a price below the “Minimum Price.”

Other than as described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq listing standards. We may in the future elect to follow home country practices with respect to other matters. To the extent we rely on home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently rely on the controlled company exemptions.

3

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit
12.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

STAR FASHION CULTURE HOLDINGS LIMITED

Date: October 28, 2026

By:	/s/ Liu Xiaohua
Name:	Liu Xiaohua
Title:	Chief Executive Officer and Director (Principal Executive Officer)

5